PROSPECTUS

6,250,000 Shares

COMMON STOCK

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SOLD.” We are selling 4,166,667 shares of common stock and the selling shareholders are selling 2,083,333 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

The underwriters have an option to purchase a maximum of 625,000 additional shares from us, and up to a maximum of 312,500 additional shares from the selling shareholders, to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to HouseValues, Inc.	Proceeds to Selling Shareholders
Per share	$15.00	$1.05	$13.95	$13.95
Total	$93,750,000	$6,562,500	$58,125,005	$29,062,495

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about December 15, 2004.

Credit Suisse First Boston	JPMorgan

Piper Jaffray

Thomas Weisel Partners LLC

Pacific Crest Securities

December 9, 2004

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Except as otherwise indicated, market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified, this information. Accordingly, investors should not place undue reliance on this information.

Until January 3, 2005 (25 days after commencement of this offering), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary contains basic information about our business and this offering. It does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus, including “Risk Factors” and our consolidated financial statements and the accompanying notes, before making an investment decision.

Our Company

We provide an innovative service offering that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. We generate leads for agent customers from our HouseValues.com and JustListed.com web sites, which cater to prospective home buyers and sellers. Our integrated offering couples these leads with our Market Leader online prospect management system and personalized coaching and training to help agent customers increase lead conversion.

We generated revenues of $25.1 million in 2003 and $33.3 million for the nine months ended September 30, 2004. We have been profitable and cash flow positive since the end of 2001. As of September 30, 2004, we had approximately 9,850 customers.

Our Industry

According to REAL Trends, a real estate industry research firm, total residential real estate brokerage commissions and fees were approximately $60 billion in 2003. Because of the large dollar size of typical real estate commissions, prospective home buyers and sellers are valuable to real estate agents, and as a result agents invest heavily in advertising and marketing to generate clients. According to Borrell Associates, a media research firm, the real estate industry spent over $11 billion on advertising in 2003.

The Internet makes an unprecedented amount of home information readily available to consumers and an increasing number of potential buyers and sellers are using the Internet in the early stages of their home buying or selling process. According to the National Association of Realtors, more than 70% of home buyers used the Internet in their home search in 2003. The large number of consumers who use the Internet to conduct research relating to the purchase or sale of a home represents an attractive pool of prospective clients for real estate agents, and the interactive and targeted nature of the Internet makes it possible to reach and communicate with these prospective clients in an efficient manner. Despite this opportunity, only approximately 11% of the advertising dollars spent in the real estate industry in the first half of 2004 was dedicated to online advertising, according to Borrell Associates.

Our Advantage

We provide the following benefits to residential real estate agents:

•	Capture leads. We help agents attract new clients by providing them with leads on prospective home buyers and sellers in the neighborhoods in which they work. We provide each lead to only one agent and we guarantee our agent customers a minimum number of leads per month for a fixed monthly fee.

•	Cultivate leads. Our Market Leader prospect management system assists our customers in building a pipeline of business by helping them organize, manage and communicate online with prospective home buyers and sellers in a highly automated fashion tailored for each prospect. Market Leader provides agents with web-based tools that allow them to track leads received from the HouseValues and JustListed services, conduct automated email follow-up campaigns with prospective clients, and track their sales pipeline, commissions and other success metrics.

•	Convert Leads. We provide agent customers with personalized telephonic and online coaching and training, as well as live in-market training seminars, to help them better serve their prospective clients and increase the likelihood that they will convert their leads into closed transactions.

We also provide benefits to consumers by providing information to help them make a more informed decision before buying or selling a home. Our HouseValues.com service offers homeowners a free estimate of their home’s current market value and suggested listing price. Homeowners enter information about their home on a short online form on the HouseValues.com web site. We automatically match this information with an agent customer, who is then able to provide the homeowner with a free comparative market analysis containing the agent customer’s estimate of the value of the home. JustListed.com offers a free service for prospective home buyers that emails them listings on homes that meet their buying criteria. Prospective home buyers use our JustListed.com web site to specify the criteria they are seeking in a home. We automatically match this information with an agent customer, who is then able to email the prospective home buyer new home listings when such listings reach the market.

We provide our service offering to agent customers for a monthly fixed fee pursuant to contracts that typically have an initial term of six months or one year, continuing thereafter on a month-to-month basis until terminated. Our contracts typically provide for the delivery of a monthly bundle of leads to each customer, a license to use our Market Leader system and coaching and training services. Under these contracts, agent customers must represent that they are licensed real estate agents. We do not conduct further due diligence concerning our agent customers.

Our Strategy

Our objective is to be the leading provider of services that enable residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. In doing so, we will seek to acquire an increasing share of real estate industry advertising expenditures, as these expenditures continue to migrate online. To achieve this goal, we are exploring and pursuing the following key strategies:

•	Expanding our agent customer base;

•	Efficiently selling excess leads;

•	Creating new services to further capture agent online marketing expenditures; and

•	Extending our business model to related markets such as residential mortgage-related services.

Company Information

We were incorporated in Washington in May 1999. Our principal executive offices are located at 15 Lake Bellevue Drive, Suite 100, Bellevue, Washington 98005. Our telephone number is (425) 454-0088. Corporate information about our company is available on our corporate web site at www.housevaluesinc.com. Information contained on our various web sites does not constitute part of this prospectus. Unless the context requires otherwise, in this prospectus the terms “HouseValues,” “we,” “us” and “our” refer to HouseValues, Inc. and our subsidiaries.

“HOUSEVALUES.COM” is a registered trademark of HouseValues. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Common stock offered by HouseValues	4,166,667 shares

Common stock offered by selling shareholders	2,083,333 shares

Common stock to be outstanding after this offering	24,813,800 shares

Use of proceeds

The principal purposes of this offering are to create a public market for our common stock and to facilitate our access to the public capital markets. We are not undertaking our initial public offering to raise funds in order to satisfy any particular capital need or plans. We currently have no specific plan for using the net proceeds, although we may use the net proceeds in the following manner:

•	approximately 50%, or $28 million, for expansion of our operations;

•	approximately 10%, or $6 million, for capital expenditures;

•	approximately 35%, or $20 million, for general corporate purposes; and

•	approximately 5%, or $3 million, for working capital.

We may use a portion of the net proceeds designated for expansion of operations to acquire or invest in businesses, products or technologies that are complementary to our own. We cannot specify with certainty the particular uses of the net proceeds among these different areas and, at the date hereof, cannot accurately predict the amounts that we may spend for any particular purpose. The amounts of our actual expenditures will be influenced by several factors, including the timing and extent of our expansion opportunities, the amount of cash generated or used by our operations and the occurrence of unforeseen opportunities and events. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. We will not receive any of the proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market symbol	SOLD

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2004. This number does not include:

•	an aggregate of 3,663,563 shares of common stock subject to outstanding options under our 1999 Stock Incentive Plan as of September 30, 2004, with a weighted average exercise price of $1.94 per share;

•	an additional 189,304 shares of common stock reserved for issuance upon exercise of options that as of September 30, 2004 were available for grant under our 1999 Stock Incentive Plan; and

•	an aggregate of 1,500,000 shares of common stock initially reserved for issuance under our 2004 Equity Incentive Plan, adopted in August 2004 and containing provisions that automatically increase its share reserves each year, as more fully described in “Management — Stock-Based Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of Series A and Series B convertible preferred stock into an aggregate of 6,787,688 shares of common stock immediately prior to the completion of this offering;

•	the filing of our amended and restated articles of incorporation and the effectiveness of our amended and restated bylaws; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2003 and for the nine months ended September 30, 2004 and the consolidated balance sheet data as of September 30, 2004 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of income data for the nine months ended September 30, 2003 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and the notes thereto and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods. The pro forma earnings per share data are unaudited and give effect to the conversion into common stock of our Series A and Series B convertible preferred stock from their dates of original issuance. Our historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Income Data:
Revenues	$11,224	$21,748	$25,103	$18,303	$33,278
Expenses:
Sales and marketing	6,336	11,031	11,485	7,908	15,455
Technology and product development	983	1,240	2,024	1,413	2,446
General and administrative	2,434	3,758	4,639	3,354	5,362
Depreciation and amortization of property and equipment	209	479	728	517	600
Amortization of intangible assets	12	15	298	146	638
Stock-based compensation	130	128	84	63	221

Total expenses	10,104	16,651	19,258	13,401	24,722

Income from operations	1,120	5,097	5,845	4,902	8,556
Interest income	30	65	72	53	84

Income before income tax expense (benefit)	1,150	5,162	5,917	4,955	8,640
Income tax expense (benefit)	(427)	1,758	2,143	1,795	3,033

Net income	1,577	3,404	3,774	3,160	5,607
Redeemable convertible preferred stock dividends	—	—	(1,138)	(1,138)	—

Net income available to shareholders	$1,577	$3,404	$2,636	$2,022	$5,607

Earnings per share:
Basic	$0.09	$0.19	$0.21	$0.17	$0.30

Diluted	$0.08	$0.17	$0.18	$0.15	$0.26

Pro forma basic			$0.21		$0.30

The following table presents consolidated balance sheet data as of September 30, 2004:

•	on an actual basis without any adjustments to reflect subsequent or anticipated events;

•	on a pro forma basis reflecting the conversion of all outstanding shares of our Series A and Series B convertible preferred stock on a one-for-one basis into an aggregate of 6,787,688 shares of common stock effective immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis reflecting the conversion of our Series A and Series B convertible preferred stock and the receipt by us of the net proceeds from the sale of 4,166,667 shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
		(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$15,545	$15,545	$72,645
Working capital	11,231	11,231	68,331
Restricted cash	150	150	150
Total assets	21,637	21,637	78,162
Total liabilities	6,030	6,030	6,030
Redeemable convertible preferred stock	4,079	—	—
Total shareholders’ equity	$11,528	$15,607	$72,132

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, we may be unable to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. Please read “Forward-Looking Statements.”

Risks Related to Our Business

We have a limited operating history, our business model is new and evolving and our future operating results are unpredictable.

We were formed in May 1999 and therefore have a limited operating history upon which to evaluate our operations and future prospects. There is little significant historical basis to assess how we will respond to competitive, economic or technological challenges. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development.

The success of our business model depends on our ability to attract new and retain existing agent customers and to efficiently generate leads from consumers visiting our web sites. Any failure to execute this strategy could harm our business. Our business model is relatively new and unproven and is still evolving. For example, we originally sold leads generated by visits to our HouseValues site to agent customers under an exclusive territory sales model, pursuant to which an agent customer received on an exclusive basis every lead we generated in his or her designated territory. We transitioned from the exclusive territory sales model in the second quarter of 2004, and began selling bundles of exclusive leads to one or more agent customers in a specific geographic area. If our agent customers are unsatisfied with this shift in our sales model, or with other changes we make as our business evolves, they may choose not to extend their contracts for our services.

We expect that we will continue to increase our expenses, in particular within sales and marketing, as we seek to expand our business. We cannot assure you that our strategies for growth will be successful or that our revenues will increase sufficiently to maintain our current margins or profitability on a quarterly or annual basis.

Our operating results are subject to fluctuations that may cause our stock price to decline.

Our operating results have fluctuated in the past and are likely to continue to do so in the future. Our revenues are unpredictable and may fluctuate from quarter to quarter due to changes in rates of agent customer adoption and retention, the cyclical nature of the real estate industry, variability in interest rates and other factors outside of our control. In addition, our expenses may fluctuate from quarter to quarter due to, among other factors, the timing of sales and marketing campaigns. We believe that period-to-period comparisons of our past operating results may not be good indicators of our future performance and should not be relied on to predict the future performance of our stock price. For example, we launched our JustListed.com business in January 2004 and experienced rapid revenue growth in the first three quarters of 2004 as a result. We do not expect that we will be able to sustain this revenue growth rate in future quarters as our business matures and the rate of customer growth declines.

It is possible that in the future our operating results will not meet the expectations of investors, causing the market price of our common stock to decline. In the past, companies that have experienced decreases in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and divert our management’s attention from other business concerns.

We may be unable to compete successfully with our current or future competitors.

We operate in a highly competitive environment and expect that competition will continue to be intense. The barriers to entry in our industry are low, making it possible for current or new competitors to adopt certain aspects of our business model without great financial expense, thereby reducing our ability to differentiate our services. All of our services, including online lead generation, online prospect management and agent coaching and training are provided separately by other companies, and it is possible that one or more of these companies, or a new market entrant, could adopt a business model that competes directly with us.

Our current and potential competitors include:

Traditional sellers of advertising to real estate agents.    We compete with traditional sellers of advertising, including local and regional newspapers, local magazines, and “rack” publications advertising homes for sale, for a share of the marketing dollars that residential real estate agents spend to attract prospective home buyers and sellers. Real estate agents may continue to view traditional advertising sources as the most effective means to reach prospective home buyers and sellers, leading to a lack of demand for our services. If we fail to persuade these agents to spend marketing dollars on our services, our business and operating results will suffer.

Internet media companies.    We compete with large Internet media companies, such as AOL, Google, MSN and Yahoo! for residential real estate agents’ marketing dollars. Some of the large Internet media companies are currently developing enhanced search products, including search products that would allow a user to find real estate related search results in a specific city or geographic area. If their existing or new products become a cost-effective way for real estate agents to generate leads, these products may become an attractive alternative to our services, which could decrease demand for our services or increase our online lead generation costs. Additionally, these companies, on which we rely in part for our own advertising and lead generation needs, may develop or acquire products and services that compete directly with our services.

Online companies focused on real estate.    We compete with a variety of online marketing and lead generation companies that focus exclusively on the real estate industry. Such companies include HomeGain, Homes.com, Homestore, ServiceMagic and IAC/InterActiveCorp and its LendingTree business, which includes Domania.com and RealEstate.com, all of which have established web sites and compete or may compete for real estate agent advertising expenditures.

In addition, consolidation driven by online service providers involved in the real estate industry and Internet media companies could create more potent competitors. For instance, IAC/InterActiveCorp recently acquired ServiceMagic, an online home services marketplace. Increased consolidation among online service providers in the residential real estate industry could result in additional competitors that have significantly greater resources or greater brand recognition than we do, and that are able to provide a broader and more attractive suite of services to real estate agents than we can.

Real estate brokerage firms.    Some real estate brokerage firms currently offer services similar to ours, and in the future these firms and other brokerage firms may become direct competitors. A significant percentage of residential real estate agents are affiliated with large national or regional brokerage firms. If these brokerage firms, or smaller independent brokerage firms, decide to provide their agents with a service offering or suite of service offerings similar to ours at a lower cost or free of charge, or if they attempt to restrict the ability of their agents to use our services, demand for our services by real estate agents could decrease.

Many of our existing and potential competitors have longer operating histories, greater name recognition, greater technological capabilities and greater financial, sales, marketing and human resources than we do. These competitors could:

•	develop services that are as effective as or superior to our services or that achieve greater market acceptance than do our services;

•	devote greater resources to marketing or selling their services;

•	make more attractive offers to potential agent customers or otherwise more effectively attract real estate agents;

•	withstand price competition more successfully than we can;

•	provide services similar to ours at no additional cost by bundling them with their other product and service offerings;

•	make more attractive offers to existing and potential employees than we do;

•	more effectively negotiate third-party arrangements; and

•	take advantage of investments, acquisitions or other opportunities more readily than we can.

Any failure to increase the number of our customers would harm our business.

Our growth depends in large part on increasing the number of our agent customers. However, prospective agent customers may not be familiar with our services and may be accustomed to using traditional methods of advertising and marketing. To attract more customers, we must convince real estate agents to spend a portion of their advertising and marketing budgets on our services. We cannot assure you that we will be successful in continuing to acquire more agent customers or that our future sales efforts will be effective. If we reach the point at which we have attempted to sell our services to the majority of residential real estate agents in the United States, our ability to further increase the number of agent customers could be limited. We may not know or be able to estimate when we have reached this point because we currently cannot reliably estimate the total number of residential real estate agents that are actively engaged in the industry during any particular period.

Any failure to retain agent customers could harm our business.

Our ability to retain agent customers will depend, in part, on our ability to generate leads from prospective home buyers and sellers in quantities demanded by our customers. In addition, our success will depend on our ability to enhance our existing services, develop new technologies that address the increasingly sophisticated and varied needs of agent customers, respond to technological advances and emerging industry standards and practices in a timely manner and on a cost-effective basis. Our customer contracts require us to deliver a guaranteed minimum number of leads per month to each agent customer. We occasionally fail to deliver the number of leads we are required to deliver to a customer in a given month. For example, during the six months ended June 30, 2004, we were unable to deliver approximately 1.8% of our total lead obligations to customers, and during the three months ended September 30, 2004, we were unable to deliver approximately 2.6% of our total lead obligations to customers. When we fail to deliver leads, we often will give our agent customers a discount on future services. These discounts totaled approximately $360,000 for the year ended December 31, 2003, and approximately $261,000 for the nine months ended September 30, 2004. If we regularly fail to deliver the number of leads we are required to deliver to a customer, that customer will likely become dissatisfied with our services. In addition, if we do not maintain adequate technical support levels, or continue to improve the ease of use, functionality and features of our Market Leader prospect management system, agent coaching and training offerings, or if agent customers are dissatisfied with the quality of the leads that we provide, our agent customers may choose not to extend their contracts for our services.

Agents remain customers typically only for a limited period of time, and we have limited ability to predict how long agents will remain customers.

Our customer contracts typically have an initial term of six or twelve months, with automatic one-month extensions unless terminated by either party. Some customers have decided not to extend their contracts due to their inability to convert the leads we have provided into closed transactions or dissatisfaction with our services. As of September 30, 2004, on average, agents only remained customers with us for approximately 16 months.

We cannot accurately predict how long agents will remain customers. If the average length of our customer relationships declines, our revenue will decline and our business will suffer.

We have experienced rapid growth which we may not be able to successfully manage.

We have experienced rapid growth in our revenues, expenses and employee headcount. Since October 2003, we have added a number of key managerial, technical and operations personnel, including our Chief Operating Officer, Chief Financial Officer and Vice President of Sales, and we expect to add additional key personnel in the near future. In addition, our overall employee base has grown from 107 employees as of December 31, 2002 to 257 employees as of September 30, 2004. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources.

To manage the anticipated continued growth of our operations and personnel, we will need to further expand our finance, accounting, administrative, sales and operations staff. We cannot assure you that management will be able to hire, train, retain, motivate and manage required personnel. In addition, we intend to move our headquarters prior to the end of 2004 as a result of our growth, which could divert the attention of management and our employees from other business concerns and cause other disruptions in our business. If we are unable to manage growth effectively, our business could be harmed.

We rely almost entirely on advertising to generate leads for agent customers.

We rely on advertising to attract prospective home buyers and sellers to our web sites and to generate leads. We advertise primarily through online media and television commercials.

Risks associated with online advertising.    We rely on online media to attract a significant percentage of the prospective home buyers and sellers visiting our web sites. Prices for online advertising could increase as a result of increased demand for advertising inventory, which would cause our expenses to increase and could result in lower margins. Our advertising contracts with online search engines are typically short-term. If one or more search engines on which we rely for advertising modifies or terminates its relationship with us, our expenses could increase, the number of leads we generate could decrease and our revenues or margins could decline.

Risks associated with television advertising.    Television advertising rates depend on a number of factors, including the strength of the national economy and regional economies and the strength of certain industries that advertise frequently. Advertising rates are also subject to cyclical and seasonal fluctuations; for example, rates tend to be higher in election years and during the Olympics. If television advertising prices increase significantly, in the absence of more efficient ways to generate leads, our marketing expenses will also increase, which would harm our results of operations.

As the number of leads that we are required to deliver has increased, we have increased the levels of advertising to meet those requirements. We cannot assure you that increases in advertising will result in increases in leads. If the effectiveness of our advertising declines, our business will suffer.

Our business depends on the real estate industry, which is cyclical.

The success of our business depends on the health of the residential real estate market, which historically has been subject to economic cycles. An economic slowdown or recession, adverse tax policies, lower availability of credit, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these conditions may occur could decrease demand for residential real estate. Trends in the real estate industry are unpredictable; therefore, our operating results, to the extent they reflect changes in the broader real estate industry, may be subject to significant fluctuations.

A sustained increase in interest rates could result in decreased use of our services by prospective home buyers and sellers and real estate agents.

The amount of a homeowner’s monthly mortgage payment is significantly dependent on interest rate levels. Interest rates have begun to rise from their recent historical lows and many economists predict that interest rates will continue to rise in the near future. Increases in interest rates could make housing less affordable and negatively affect the housing market, which could decrease consumer interest in the services offered through our web sites. A decrease in demand for residential real estate or a decrease in housing affordability could result in a decrease in the number of active real estate agents and a decrease in the amount these agents are willing to spend on services such as ours.

Our business depends on the continued adoption and use of the Internet and email by real estate agents.

Our business model relies on the adoption and ongoing use of the Internet and email by real estate agents. We believe many real estate agents still rely primarily on other forms of communication, such as telephones, mobile phones, fax machines and mail service, to communicate with clients. A broader population of real estate agents must adopt the Internet and email in their businesses for us to significantly expand our business and increase our revenues.

Prospective home buyers and sellers may be reluctant to sign up for our services due to general privacy concerns.

Concern among prospective home buyers and sellers regarding our use of personal information collected on our web sites, such as email addresses, home addresses and geographic preferences, could keep them from using our web sites and thereby reduce the number of leads we generate. Industry-wide events or events with respect to our web sites, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations or laws could deter people from using the Internet or our web sites to conduct transactions that involve the transmission of confidential information, which could harm our business.

We collect personally identifiable information from prospective home buyers and sellers and evaluate the use of our Market Leader prospect management system by agent customers, which could result in additional costs or claims.

We rely on the collection, use and disclosure of personally identifiable information from prospective home buyers and sellers and from agent customers to conduct our business. We disclose our information collection and dissemination practices in a published privacy statement on our web sites, which we may modify from time to time to meet operational needs or changes in the law or industry best practices. We may be subject to legal claims, government action and damage to our reputation if we act or are perceived to be acting inconsistently with the terms of our privacy statement, customer expectations or the law. In addition, concern among real estate agents or potential home buyers or sellers about our privacy practices could keep them from using our services and require us to alter our business practices or incur significant expenses to educate them about how we use this information. In accordance with our privacy policy, in certain instances we have provided personally identifiable information about potential home buyers and sellers to third parties for purposes of analyzing our audience demographics, audience size and other audience characteristics, such as the pages web users spend the most time viewing on our site, the times of day or night that users visit our site, and the order in which users navigate through our site.

The value of our services could be diminished if anti-spam software filters out emails we send.

Our Market Leader prospect management system includes a feature that automatically sends out personalized email messages to prospective home buyers and sellers on behalf of agent customers. In addition, we send a large amount of email to real estate agents as part of our agent customer acquisition strategy, some of which is unsolicited. In the past, anti-spam software used by Internet service providers and personal computer users has filtered out these email messages as unsolicited email, or “spam.” If this problem persists or becomes more pervasive, the value of our Market Leader system to agent customers, and our ability to attract new agent customers, could be reduced, both of which would harm our business. In addition, it is possible that we may not currently or in the future fully comply with anti-spam legislation, and any failure to comply with such laws could result in penalties or damage our reputation.

Our JustListed service is enhanced by our access to real estate multiple listing services provided by third parties that we do not control.

In selected markets, including most of the major metropolitan markets in the United States, we provide JustListed agent customers with a feature that allows them to automatically email their prospective clients information about newly available homes that meet the prospective clients’ criteria. This automated feature works only in markets in which our subsidiary, Soar Solutions, has a relationship with the local multiple listing service, or MLS. Listings must be sent manually by an agent customer in markets in which Soar Solutions does not have MLS relationships. Soar Solutions’ agreements with MLSs to display property listings have short terms, or can be terminated by the MLSs with little notice. The success of our JustListed service depends in part on our continued ability to provide agent customers with an automated listing email tool and our ability to expand access to the tool in markets in which it is not currently available.

Decreases in agent acquisition or retention may not be immediately reflected in our operating results.

The effect of significant decreases in the number of active agent customers may not be fully reflected in our results of operations until future periods. Much of the revenue we report in each quarter is from agreements entered into during previous quarters. Consequently, a decline in new customer contracts or an increase in cancellations in any one quarter will not necessarily be fully reflected in the revenue reported until the following quarter and may negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure in a timely manner to reflect these reduced revenues.

If we fail to comply with the various laws and regulations that govern the real estate industry, our business may be harmed.

Our business is governed by various federal, state and local laws and regulations governing the real estate industry, including the Real Estate Settlement Procedures Act (RESPA), the Fair Housing Act, state and local real estate broker licensing laws, federal and state laws prohibiting unfair and deceptive acts and practices, and federal and state advertising laws. We may not have always been and may not always be in compliance with each of these requirements. Failure to comply with these requirements may result in, among other things, revocation of required licenses, indemnification liability to contract counterparties, class action lawsuits, administrative enforcement actions and civil and criminal liability.

Due to the geographic scope of our operations and the nature of the services we provide, we may be required to obtain and maintain real estate brokerage licenses in certain states in which we operate. In connection with such licenses, we are required to designate individual licensed brokers of record. Currently, we maintain a real estate brokerage license in the state of Washington and intend to obtain licenses in other states that we determine are necessary for our business. We cannot assure you that we are, and will remain at all times, in full compliance with state real estate licensing laws and regulations and we may be subject to fines or penalties in the event of any non-compliance. If in the future a state agency were to determine that we are required to obtain a real estate brokerage license in that state in order to receive payments or commissions from real estate agents, or if we lose the services of a designated broker, we may be subject to fines or legal penalties or our business operations in that state may be suspended until we obtain the license or replace the designated broker. Any failure to comply with applicable laws and regulations may limit our ability to expand into new markets or continue to operate in one or more of our current markets.

Changes in real estate laws and regulations and the rules of industry organizations could restrict our activities, significantly increase our compliance costs and result in increased competition.

States, regulatory organizations and industry participants could enact legislation, regulatory or other policies in the future that could restrict our activities or significantly increase our compliance costs. Moreover, the provision of real estate-related services over the Internet is a new and evolving business, and legislators, regulators and industry participants may advocate additional legislative or regulatory initiatives governing the conduct of our business. If new laws or regulations are adopted, or regulatory interpretations are changed, we may be subject to additional legal requirements and incur significant compliance costs, and we could be precluded from certain activities. In addition, federal banking regulators have proposed to include real estate brokerage as an activity that is “financial in nature,” a definitional change that would permit major financial institutions to enter the real estate brokerage business. Because national banks are already explicitly permitted to engage in web-linking activities, if this proposal is finalized, we could face competition from significant, well-capitalized competitors.

We may be limited in the way in which we market our business or generate revenue by federal law prohibiting referral fees in real estate transactions.

RESPA generally prohibits the payment or receipt of fees or any other thing of value for the referral of business related to a residential real estate settlement service, including real estate brokerage services. RESPA also prohibits fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services. Notwithstanding these prohibitions, RESPA expressly permits payments pursuant to cooperative brokerage and referral arrangements or agreements between real estate agents and brokers. In addition, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or facilities furnished or the services performed, excluding the value of any referrals that may be provided in connection with such goods, facilities or services. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, and civil and criminal liability.

There has been limited guidance by the appropriate federal regulator or the courts regarding the applicability of RESPA to online marketing relationships or real estate services, such as those we provide. Nonetheless, RESPA may restrict our ability to enter into marketing and distribution arrangements with third parties, particularly to the extent that such arrangements may be characterized as involving payments for the referral of residential real estate settlement service business.

Acquisitions we may undertake may be unsuccessful and may divert our management’s attention and consume significant resources.

We may selectively acquire other businesses, product lines or technologies. The successful execution of an acquisition strategy will depend on our ability to identify, negotiate, complete and integrate suitable acquisitions and, if necessary, to obtain satisfactory debt or equity financing. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	diversion of management’s attention from normal daily operations of the business;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•	dependence on unfamiliar affiliates and partners;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	reduction or replacement of the sales of existing services by sales of products or services from acquired lines of business;

•	responsibility for the liabilities of acquired businesses;

•	inability to maintain our internal standards, controls, procedures and policies; and

•	potential loss of key employees of the acquired companies.

In addition, if we finance or otherwise complete acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted. Mergers and acquisitions are inherently risky, and we cannot assure you that our acquisitions will be successful. Failure to manage and successfully integrate acquired businesses could harm our business.

We depend on key personnel and cannot assure you that these employees will continue to stay with us.

We depend on our executive officers as well as key sales, technology and other personnel. We employ our executives and key employees on an at-will basis, even if they have employment contracts with us. Furthermore, although we have purchased a key-person life insurance policy for our Chief Executive Officer, we have not purchased key-person life insurance policies for any of our other executive officers or key personnel. Competition for qualified employees is intense in our industry, and the loss of substantial number of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could harm our business.

We rely on our sales force to sell our services and increase revenue. Failure to attract and provide incentives for qualified sales personnel may harm our business.

Our sales force has grown rapidly since inception and we expect our sales force to continue to expand as our business grows. We have high productivity standards for our sales personnel, which in the past has resulted in relatively high turnover. This turnover has required us to expend a substantial amount of time and money to replace sales persons as we expand our business. Competition for qualified sales personnel is intense. Any failure to attract, retain and motivate a sufficient number of qualified sales personnel could impair our ability to generate new customers, which would harm our business.

Our business could be harmed by the actions of third parties over whom we have little or no control.

Prospective home buyers and sellers could make a claim against us for the actions of an agent customer over whom we have little or no control. We do not conduct any due diligence or background checks on new agent customers or seek information regarding their credentials. We may be liable for content provided by agent customers that is posted on or disseminated through our web sites. Our insurance may not be adequate to cover us for these liabilities, and, to the extent not covered by insurance, these liabilities could reduce our margins and harm our business.

Our brand could be harmed if agent customers do not provide quality service to prospective home buyers and sellers.

We rely on agent customers to promote our brand by providing high-quality service to prospective home buyers and sellers. We have little control over the activities of agent customers. If agent customers do not provide prospective home buyers and sellers with high-quality service, or if they use the functionality of our Market Leader System to send unwanted email to prospective home buyers or sellers, our brand value and our ability to generate leads may diminish.

Any efforts to expand into new lines of business may not be successful, or may take longer than expected to complete.

We may explore new opportunities to expand our business into areas outside of the residential real estate industry, such as the residential mortgage-related services industry, in which we currently do not have experience. If pursued, these initiatives may not be successful or the anticipated benefits may take longer to realize than expected.

In addition, we have little or no experience outside of the residential real estate industry, which may result in errors in the conception, structure or implementation of a strategy to take advantage of available opportunities. We cannot assure you that any expansion efforts will be successful.

Our operating results may be subject to seasonality and may vary significantly among quarters during a calendar year.

We are subject to seasonal fluctuations in advertising rates and lead generation. Changing consumer behavior at various times throughout the year affects our advertising expenses. Television advertising is generally more expensive in the second and fourth calendar quarters in connection with network premieres and finales and the holiday season.

While individual markets vary, real estate transaction activity tends to progressively increase from January through the summer months, and then gradually slows over the last quarter of the calendar year. The real estate industry generally experiences decreased activity toward the end of the year, which may result in slower lead generation and lower growth rates. To date, our quarterly revenue growth has masked any seasonality effects; however, seasonality may have a more pronounced effect on our operating results in the future. If seasonality occurs, investors may be unable to predict our annual operating results based on a quarter-to-quarter comparison of our operating results as our business matures.

We may in the future be subject to intellectual property rights claims.

Other companies, including our current or potential competitors, could make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, regardless of merit, could be time-consuming and expensive to litigate or settle, and could significantly divert management’s attention from other business concerns.

Our technologies and content may not be able to withstand third-party claims or rights against their use. If we were unable to successfully defend against such claims, we may have to pay damages, stop using the technology or content found to be in violation of a third party’s rights, seek a license for the infringing technology or content, or develop alternative noninfringing technology or content. If we are required to obtain a license for the infringing technology or content, it may not be available on reasonable terms, if at all. In addition, developing alternative noninfringing technology or content could require significant effort and expense. If we cannot license or develop technology or content for any infringing aspects of our business, we may be forced to limit our service offerings. Any of these results could reduce our ability to compete effectively and harm our business.

Our trademarks are important to our business. Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of trademarks. If we were unable to use these trademarks, our business would be harmed and we would need to devote substantial resources toward developing different brand identities.

Third parties may copy or otherwise obtain and use our proprietary information without authorization or develop similar technology independently.

We currently rely on a combination of copyright, trademark and trade secret laws and confidentiality procedures to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, the value of our services could be diminished and our business may suffer. Our success depends in large part on our proprietary technology and on our continuing use of our trademarks. We hold one registered trademark and have sought registration for 17 additional trademarks. We have not sought registration for any copyrights. We have not been issued any patents and have no pending patent applications. Accordingly, our intellectual property position is more vulnerable than it otherwise would be if it were protected by issued patents, copyrights or additional registered trademarks. We may not receive approval of our various trademark applications, and any trademarks we may be granted may be successfully challenged by others or invalidated. If our trademark applications are not approved or if our trademarks are invalidated because of prior third-party registrations, our use of these marks could be restricted unless we enter into arrangements with these third parties, which might not be possible on commercially reasonable terms, if at all.

We regard substantial elements of our web sites, software tools and applications and underlying technology as proprietary. Despite our precautionary measures, third parties may copy or otherwise obtain and use our proprietary information without authorization or may develop similar technology independently. We may not be able to detect such infringements or may lose any competitive advantage in the market before we do so. In addition, competitors may design around our technology or develop competing technologies substantially similar to ours. Unauthorized parties may attempt to disclose, obtain or use our technology. Our precautions may not prevent misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Any legal action that we may bring to protect our proprietary information could be unsuccessful and expensive and could divert management’s attention from other business concerns. Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights.

We may not be able to protect the web site addresses that are important to our business.

Our web site addresses, or domain names, are important to our business. However, the regulation of domain names is subject to change. We may not be able to obtain or maintain relevant domain names for all the areas of our business. It also may be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our brands.

Increased government regulation of the Internet could force us to change the manner in which we conduct our business.

The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. In addition, laws applicable to the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet. Changes in Internet laws and regulations could lead to situations in which we are considered to “operate” or “do business” in states where agent customers conduct their business, resulting in potential claims or regulatory action. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations, our business could be harmed.

Changes in government regulation of advertising and customer solicitation could affect our business.

We rely on various marketing channels, such as email and other telecommunications means, to reach real estate agents and prospective home buyers and sellers. The laws governing marketing and advertising continue to evolve and we may be subject to restrictions that limit our ability to continue to operate or expand our business and result in legal claims or government action. For example, several jurisdictions have recently proposed or adopted privacy-related laws that restrict or prohibit unsolicited email, commonly known as “spam,” and that impose significant monetary penalties for violations. One of these laws, the CAN-SPAM Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with sending commercial email. The language of CAN-SPAM contains ambiguities. In addition, certain implementing rules have not yet been promulgated, and key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices and affect features of our Market Leader system and other services we offer or may offer. In addition, states continue to pass legislation regulating email communications and Internet advertising. Some provisions of these laws are ambiguous and have not been interpreted by the courts. These laws may adversely affect our ability to market our services to real estate industry participants in a cost-effective manner and the violation of these laws may result in penalties or damage our reputation.

Our sales activities are or may in the future be subject to laws regulating telemarketing, which could subject us to penalties or limit our ability to market our services.

Both federal and state laws regulate the practice of telemarketing. All 50 states have enacted some form of telemarketing law. In particular, the federal government and a significant number of states have implemented “do not call” lists. In addition, a number of states require telemarketers to register with the state and post a bond, prohibit automated systems and recorded messages, impose disclosure requirements upon sales calls and require written sales contracts for certain telemarketing transactions. We may be subject to certain of these laws and are currently in the process of filing telemarketing registrations in certain states. Our failure to register in a jurisdiction where we are required to do so could subject us to penalties, limit our ability to market our services and hamper our ability to enforce contracts in these jurisdictions.

We may have to pay additional state taxes on our revenues for past years and for future periods.

We are currently the subject of an audit by the Washington State Department of Revenue. In September 2004, the Washington State Department of Revenue asserted that we may owe $660,000 in unpaid business and occupation taxes through December 31, 2003. If the assessment methodology asserted by the state were to apply to our revenues through September 30, 2004, we may be required to pay between $1.4 million and $1.6 million. As of September 30, 2004, we had accrued $1.4 million for the potential exposure related to issues raised by this audit. Furthermore, we may be required to record additional charges to operations in future periods. Depending on the outcome of the audit and our challenges to it, we may be required to pay past taxes, as well as possible additional penalties and interest.

Any failure of our technology to perform satisfactorily could result in lost revenue, damage to our reputation and expenditure of significant resources.

Our technology is relatively new and complex and may in the future be subject to errors, defects or performance problems. In addition, we may encounter problems when we update our technology to expand and enhance its capabilities. Our technology may malfunction or suffer from defects that become apparent only after further use. Furthermore, our services could be rendered unreliable or be perceived as unreliable by agent customers or prospective home buyers and sellers. In such instances, we would need to expend significant resources to address these problems, and may nonetheless be unable to adequately remedy these problems. These problems could result in lost revenue and damage to our reputation.

Sustained or repeated system failures could significantly impair our operations and lead to customer dissatisfaction.

The continuous and uninterrupted performance of our systems is critical to our success. Our operations depend on our ability to protect these systems against damage from fire, power loss, water, earthquakes, telecommunications failures, viruses, vandalism and other malicious acts and similar unexpected adverse events. Agent customers and prospective home buyers and sellers may become dissatisfied by any system failure that interrupts our ability to provide our services to them.

Our services substantially depend on systems provided by third parties, over whom we have little control. Interruptions in our services could result from the failure of telecommunications providers and other third parties to provide the necessary data communications capacity in the time frame required. Our operations depend on our ability to maintain and protect our computer systems, located at our headquarters in Bellevue, Washington and at a co-location facility operated by a third party in Seattle, Washington. We depend on these third-party providers of Internet communication services to provide continuous and uninterrupted service. We also depend on Internet service providers that provide access to our services. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could harm our business.

Our reputation and customer service offerings may be harmed by security breaches.

Unauthorized computer programmers, or hackers, may attempt to penetrate our network security from time to time. A hacker who penetrates our network security could misappropriate proprietary information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We also may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could adversely affect our systems and harm our business.

The state of California requires that customers who are residents of California be notified if a security breach results in the disclosure of their personal financial account or other information. Other states are considering such “notice” laws. In addition, other public disclosure laws may require that material security breaches be reported. If such notice is required in the future, our business and reputation could be harmed.

If we do not have access to additional funds on acceptable terms, we may be unable to continue to expand our business or service offerings.

To pursue our current and future business plans, we may choose to seek additional funding through public or private financings, including equity financings, and through other arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced and these securities might have rights superior to those of our common stock. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for some of our operations.

Accounting for employee stock options using the fair value method could significantly reduce our net income.

On March 31, 2004, the Financial Accounting Standards Board (FASB) issued an Exposure Draft, Share-Based Payment: an amendment of FASB Statements No. 123 and 95, which would require that we expense the fair value of stock options and other stock-based compensation to employees beginning in the third quarter of 2005 and subsequent reporting periods. Currently, we record deferred stock-based compensation to the extent that the reassessed value for accounting purposes of the stock on the date of grant exceeds the exercise price of the option. We recognize compensation expense as we amortize the deferred stock-based compensation amounts on a straight-line basis over the related vesting periods. If we had used the fair value method of accounting for stock options granted to employees prior to September 30, 2004 using a Black-Scholes option valuation formula, our net income would have been approximately $88,000 less than reported in the year ended December 31, 2003 and approximately $131,000 less than reported in the nine months ended September 30, 2004. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have on-going accounting charges significantly greater than those we would have recorded under our current method of accounting for stock options. See note 1 of notes to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for stock-based compensation plans.

Substantially all of our cash and cash equivalents on deposit exceed federally insured limits and are subject to the risk of loss.

We maintain cash and cash equivalents in accounts with three major financial institutions in the United States, in the form of demand deposits, certificates of deposit and money market accounts. We may not be able to recover funds on deposit that exceed federally insured limits in the event these funds are lost due to a failure of these financial institutions or otherwise. As of September 30, 2004, approximately $572,000 of our cash and cash equivalents on deposit exceeded the federally insured limits for such deposits.

Risks Related to This Offering

There is no prior public market for our stock. Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.

There previously has been no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The initial public offering price for our shares was determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors described in this section, and others beyond our control, including fluctuations in the valuation of companies perceived by investors to be comparable to us and share price and volume fluctuations attributable to inconsistent trading volume levels of our shares.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our existing shareholders will continue to have significant control of our management and affairs after the offering, which they could exercise against your best interests.

Following the completion of this offering, our executive officers, including Ian Morris, our directors, including Mark S. Powell, Robert D. Blank, Nicholas J. Hanauer and Frank M. (“Pete”) Higgins, and entities that are affiliated with William Blair Capital Partners will beneficially own an aggregate of approximately 53% of our outstanding common stock. As a result, these shareholders, acting together, may be able to control our management and affairs and matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other shareholders.

Because our initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the net tangible book value per share of common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $12.17 per share in the price you pay for our common stock as compared to its net tangible book value. Furthermore, investors purchasing common stock in this offering will own only 17% of our shares outstanding even though they will have contributed 91% of the total consideration received by us in connection with our sales of common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution.

Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which may cause the market price of our stock to decline.

Sales of substantial amounts of our common stock in the public market following this offering could cause the market price of our common stock to decline. Upon completion of this offering, we will have 24,813,800 outstanding shares of common stock based on shares outstanding as of September 30, 2004, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after September 30, 2004. Of these shares, the 6,250,000 shares sold through the underwriters in this offering will be freely tradable without restriction, assuming they are not held by our affiliates. The remaining shares of common stock outstanding as of September 30, 2004 will be available for sale in the public market as follows:

•	18,035,774 shares approximately 180 days after the completion of this offering, subject to certain specified extensions and exceptions; and

•	an additional 603,026 shares one year after the completion of this offering.

In addition, we intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our 1999 Stock Incentive Plan and our 2004 Equity Incentive Plan. We expect these additional registration statements to become effective immediately upon filing.

Our management has broad discretion in the use of the net proceeds from this offering and may not use them effectively.

As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Antitakeover provisions of our articles of incorporation and bylaws may prevent an acquisition of HouseValues.

Our articles of incorporation contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our board of directors and shareholders have approved amendments to our articles of incorporation that, upon completion of this offering, will provide for a staggered board of directors, removal of directors only for cause and two-thirds shareholder approval of certain types of business transactions and will restrict the ability of shareholders to amend the bylaws and fill board vacancies. Furthermore, our bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. These provisions, along with certain provisions of Washington state law that regulate the takeover of Washington businesses, may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our shareholders. In addition, certain of our officers, directors and significant shareholders may have conflicts of interest with respect to change of control transactions, and antitakeover provisions in our articles of incorporation, bylaws and in Washington state law could permit these officers, directors or significant shareholders to delay or prevent a transaction that would otherwise be in the best interests of our shareholders or result in the highest value for the shares of stock subject to any such transaction. See “Description of Our Capital Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds to HouseValues from the sale of the shares of common stock that we are selling in this offering will be approximately $56.5 million, after deducting underwriters’ discounts and commissions and estimated offering expenses, based on the initial public offering price of $15.00 per share. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to HouseValues will be approximately $65.2 million. We will not receive any portion of the net proceeds received by the selling shareholders from the sale of their shares.

The principal purposes of this offering are to create a public market for our common stock and facilitate our access to the public capital markets. We are not undertaking our initial public offering to raise funds in order to satisfy any particular capital need or plans. We currently have no specific plan for using the net proceeds, although we may use the net proceeds in the following manner:

•	approximately 50%, or $28 million, for expansion of our operations through the development of additional products and services;

•	approximately 10%, or $6 million, for capital expenditures, such as furniture and computer hardware;

•	approximately 35%, or $20 million, for general corporate purposes, such as costs associated with relocating and expanding our offices; and

•	approximately 5%, or $3 million, for working capital, such as payment of short-term liabilities.

If the opportunity arises, we may use a portion of the net proceeds from this offering designated for expansion of operations to acquire or invest in businesses, products or technologies that are complementary to our own, such as those in connection with residential mortgage-related services. We are not currently a party to any agreements or commitments, and we have no current understandings with respect to any acquisitions.

We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering and, at the date hereof, cannot accurately predict the amounts that we may spend for any particular purpose. The amounts of our actual expenditures will be influenced by several factors, including the timing and extent of our expansion opportunities, the amount of cash generated or used by our operations and the occurrence of unforeseen opportunities and events. Accordingly, our management team will have broad discretion in using the net proceeds of this offering. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

On March 20, 2003, we paid a cash dividend in the aggregate amount of $3 million, or $0.1645 per share, to holders of record of our outstanding capital stock as of March 6, 2003, distributed on a pro rata basis.

We do not anticipate paying additional cash dividends on our capital stock in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

CAPITALIZATION

The following table summarizes our capitalization as of September 30, 2004:

•	on an actual basis;

•	on a pro forma basis reflecting conversion of all outstanding shares of our Series A and Series B convertible preferred stock on a one-for-one basis into an aggregate of 6,787,688 shares of common stock immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis reflecting the conversion of our Series A and Series B convertible preferred stock and the receipt by us of the net proceeds from the sale of 4,166,667 shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
		(unaudited)
	(in thousands, except share data)
Redeemable convertible preferred stock:
Series A convertible preferred stock, par value $0.001 per share, 4,000,000 shares authorized, 4,000,000 actual shares issued and outstanding as of September 30, 2004; no shares issued and outstanding, pro forma and pro forma as adjusted	$1,888	$—	$—
Series B convertible preferred stock, par value $0.001 per share, 3,750,000 shares authorized, 2,787,688 actual shares issued and outstanding as of September 30, 2004; no shares issued and outstanding, pro forma and pro forma as adjusted	2,191	—	—

Shareholders’ equity:
Common stock, par value $0.001 per share, 40,000,000 shares authorized, 13,859,445 actual shares issued and outstanding as of September 30, 2004; 20,647,133 shares issued and outstanding, pro forma; 24,813,800 shares issued and outstanding, pro forma as adjusted	7,015	11,094	67,619
Deferred stock-based compensation	(4,168)	(4,168)	(4,168)
Note receivable from shareholder	(61)	(61)	(61)
Retained earnings	8,742	8,742	8,742

Total shareholders’ equity	11,528	15,607	72,132

Total capitalization	$15,607	$15,607	$72,132

The number of shares in the table above excludes:

•	an aggregate of 3,663,563 shares of common stock subject to outstanding options under our 1999 Stock Incentive Plan as of September 30, 2004, with a weighted average exercise price of $1.94 per share;

•	an additional 189,304 shares of common stock reserved for issuance upon exercise of options that as of September 30, 2004 were available for grant under our 1999 Stock Incentive Plan; and

•	an aggregate of 1,500,000 shares of common stock initially reserved for issuance under our 2004 Equity Incentive Plan, adopted in August 2004 and containing provisions that automatically increase its share reserves each year, as more fully described in “Management — Stock-Based Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of September 30, 2004 was $9.6 million, or $0.70 per share of common stock. Our pro forma net tangible book value as of September 30, 2004 was $13.7 million, or $0.66 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all of our outstanding Series A and Series B convertible preferred stock into an aggregate of 6,787,688 shares of our common stock. After giving effect to the issuance and sale by us of 4,166,667 shares of our common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been $70.3 million, or $2.83 per share. This represents an immediate increase in net tangible book value of $2.17 per share to our existing shareholders and an immediate dilution of $12.17 per share to our new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of September 30, 2004	$0.66
Increase per share attributable to new investors	2.17

Pro forma as adjusted net tangible book value per share after this offering		2.83

Dilution per share to new investors		$12.17

The following table sets forth as of September 30, 2004, on a pro forma as adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing shareholders, and the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by investors purchasing shares in this offering, based on the initial public offering price of $15.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
	(in thousands, except percentage and per share data)
Existing shareholders	20,647	83%	$5,873	9%	$0.28
New investors	4,167	17	62,500	91	15.00

Total	24,814	100%	$68,373	100%	$2.76

The tables and calculations above are based on the number of shares of common stock outstanding as of September 30, 2004 and exclude:

•	an aggregate of 3,663,563 shares of common stock subject to outstanding options under our 1999 Stock Incentive Plan as of September 30, 2004, with a weighted average exercise price of $1.94 per share;

•	an additional 189,304 shares of common stock reserved for issuance upon exercise of options that as of September 30, 2004 were available for grant under our 1999 Stock Incentive Plan; and

•	an aggregate of 1,500,000 shares of common stock initially reserved for issuance under our 2004 Equity Incentive Plan, adopted in August 2004 and containing provisions that automatically increase its share reserves each year, as more fully described in “Management — Stock-Based Plans.”

To the extent these options are exercised, and to the extent we issue new options or rights under any stock compensation plans or issue additional shares of common stock in the future, new investors will experience further dilution. See note 12 of notes to our consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The consolidated statements of income and per share data for the period from May 31, 1999 (inception) to December 31, 1999 and the year ended December 31, 2000, and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited financial statements that are not included in this prospectus. The consolidated statements of income and per share data for each of the three years ended December 31, 2003 and for the nine months ended September 30, 2004, and the consolidated balance sheet data as of December 31, 2002 and 2003 and September 30, 2004, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statement of income and per share data for the nine months ended September 30, 2003 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. These consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and the notes thereto and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for those periods. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of our Series A and Series B convertible preferred stock from their dates of original issuance. Our historical results are not necessarily indicative of results to be expected for future periods.

	Period from May 31, 1999 (Inception) to December 31, 1999	Year Ended December 31,				Nine Months Ended September 30,
		2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statements of Income Data:
Revenues	$87	$1,600	$11,224	$21,748	$25,103	$18,303	$33,278
Expenses:
Sales and marketing	51	2,419	6,336	11,031	11,485	7,908	15,455
Technology and product development	7	513	983	1,240	2,024	1,413	2,446
General and administrative	55	930	2,434	3,758	4,639	3,354	5,362
Depreciation and amortization of property and equipment	—	36	209	479	728	517	600
Amortization of intangible assets	—	5	12	15	298	146	638
Stock-based compensation	2	81	130	128	84	63	221

Total expenses	115	3,984	10,104	16,651	19,258	13,401	24,722

Income from operations	(28)	(2,384)	1,120	5,097	5,845	4,902	8,556
Interest income (expense) and other, net	0	(208)	30	65	72	53	84

Income before income tax expense (benefit)	(28)	(2,592)	1,150	5,162	5,917	4,955	8,640
Income tax expense (benefit)	0	0	(427)	1,758	2,143	1,795	3,033

Net income (loss)	(28)	(2,592)	1,577	3,404	3,774	3,160	5,607

Redeemable convertible preferred stock dividends	—	—	—	—	(1,138)	(1,138)	—

Net income available to shareholders	$(28)	$(2,592)	$1,577	$3,404	$2,636	$2,022	$5,607

Per Share Data:
Basic net income (loss)	$(0.00)	$(0.23)	$0.09	$0.19	$0.21	$0.17	$0.30

Diluted net income (loss)	$(0.00)	$(0.23)	$0.08	$0.17	$0.18	$0.15	$0.26

Pro forma basic net income					$0.21		$0.30

Cash dividends	$—	$—	$—	$—	$0.16	$0.16	$—

	December 31,					September 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$267	$1,084	$2,330	$6,071	$7,181	$15,545
Working capital	248	929	2,651	5,615	5,196	11,231
Restricted cash	—	—	—	—	400	150
Total assets	294	1,841	4,233	8,240	10,517	21,637
Total liabilities	35	390	876	1,347	2,619	6,030
Redeemable convertible preferred stock	285	3,990	4,185	4,185	4,185	4,079
Total shareholders’ equity (deficit)	$(26)	$(2,539)	$(828)	$2,708	$3,713	$11,528

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis by our management of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.”

Overview

We provide an innovative service offering that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. Our integrated offering combines leads generated from our HouseValues.com and JustListed.com web sites with our online prospect management system and personalized coaching and training to help agent customers increase lead conversion.

We were founded in May 1999 and began offering our HouseValues service in September 1999. During 2001 and 2002, we introduced our offering across various parts of the United States, targeting major metropolitan areas, and in January 2004 we launched our JustListed service. We have been profitable and cash flow positive since the end of 2001.

Our revenues and customer base have grown in each year since inception, and have grown with particular rapidity during the nine months ended September 30, 2004. The key factors that have influenced our growth in revenues and expenses are:

•	the expansion of our marketing efforts to include national television advertising in 2002 and online advertising in the fourth quarter of 2002, complementing our existing local television advertising;

•	the acquisition of Soar Solutions, Inc., a real estate services company, in June 2003;

•	the addition of key management personnel in 2003;

•	the expansion of our sales force in 2003 and 2004; and

•	the launch of our JustListed service in January 2004.

Our ability to increase revenues will depend primarily on our ability to increase the number of residential real estate agents who use our services. Accordingly, we intend to continue to make investments in sales and marketing and improve and expand our services.

How We Generate Revenues

We generate substantially all of our revenues by charging agent customers a monthly fixed fee for our suite of services, which includes a monthly bundle of exclusive leads on prospective home buyers or sellers, our Market Leader system and our coaching and training programs. These fees constituted substantially all of our revenues in 2001, 2002, 2003 and the nine months ended September 30, 2004.

We base our fees on the number of leads that we commit to deliver to a particular customer and a number of local demographic factors. Monthly fees for our HouseValues and JustListed services from agent customers range from $99 for a single bundle of leads in a rural area to several thousand dollars for multiple bundles of leads in a major metropolitan area.

We originally sold leads generated by visits to our HouseValues.com web site to agent customers under an exclusive territory sales model, pursuant to which an agent customer received on an exclusive basis every lead that we generated in his or her designated territory. As our business evolved, we determined that we were frequently able to generate substantially more leads in specific territories than agent customers, who had exclusive rights to those territories, were able to service or were willing to pay for. As a result, in an effort to capitalize on more of the leads that we generate, in the second quarter of 2004, we transitioned from the exclusive territory sales model and began selling bundles of exclusive leads to one or more agent customers in a specific geographic area. We do not intend to sell leads under the exclusive territory sales model in the future, but have allowed, and intend to continue to allow, customers with exclusive territory contracts to maintain exclusive rights to our leads within their respective territories. While certain agent customers have expressed dissatisfaction with this shift in our sales model, to date, we have not observed any material negative revenue trends as a result of this shift in our sales model. However, due to the recent shift in the sales model, we may see a negative revenue impact in the future. Leads from JustListed.com have been sold as bundles of exclusive leads since the launch of the JustListed service in January 2004.

In June 2003, we acquired all of the outstanding stock of Soar Solutions in exchange for $985,000 of cash, $525,000 of cash subject to achieving certain performance standards, 200,000 shares of restricted common stock subject to vesting upon achieving certain performance standards and an additional earn-out arrangement equal to 5% of the revenue, net of any reserve for bad debt, attributable to our services that incorporate the eMLS feature described below for the 10 quarters ending March 31, 2006, with no cap on the amount payable pursuant to the earn-out. Through September 30, 2004, the aggregate cash and non-cash purchase price recognized in connection with the Soar acquisition was $2,087,000 and $573,000, respectively. Although the primary purpose of this acquisition was to acquire certain vendor agreements and customer relationships, we also acquired a tool to enhance Market Leader. Soar Solutions’ primary service was called eMLS, which Soar Solutions sold to its customers for approximately $49 per month. Following the acquisition, we began providing the eMLS service to our customers that use Market Leader. We continue to provide this service to Soar Solutions legacy customers under their original customer agreements.

The remainder of our revenue is derived from initial set-up fees, the sale of HouseValues branded marketing collateral, such as folders, postcards and yard signs, to agent customers, seminar attendance fees and penalties for early termination of agent customer contracts, none of which materially affects our operating results. These sources of revenues in the aggregate did not exceed 3% of our revenues for any period presented in this prospectus.

Our Expenses

The largest components of our expenses are personnel and marketing costs. Personnel expenses consist of salaries, benefits and incentive compensation for our employees, including commissions for sales people. These expenses are categorized in our statements of operations based on each employee’s principal function. Marketing expenses consist of programs designed to attract consumers and real estate agents to our services. The largest component of these expenses consists of advertising designed to increase the number of potential home buyers and sellers who visit our web sites.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Accordingly, our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in note 1 of the notes to our consolidated financial statements, and of those policies, we believe that the accounting policies discussed below involve the greatest degree of complexity and exercise of judgment by our management. Accordingly, we believe the following policies are the most critical for understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We deliver our services under written agreements with agent customers. We define an agent customer as a person who has agreed to pay us a monthly fee for our services. We bill substantially all of our customers by credit card at the beginning of the month in which we provide our services. In accordance with the provisions of SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, we recognize revenue when persuasive evidence of an agreement exists, delivery of services has occurred, the sales price is fixed or determinable and collectibility is probable. We deem that collectibility is probable when the agent customer’s credit card is authorized for payment by the credit card company. For agent customers who default on their payment obligations, we seek to collect internally or through a third-party collection agency. Any fees subsequently collected, including contract termination fees, are recognized as revenue at the time collected.

In certain instances we receive cash in advance for the services being rendered, which is primarily related to agent customer set-up fees. Initial set-up fees are deferred and recognized over the expected life of the agent customer contract.

New agent customers typically agree to initial terms of either six or twelve months, after which time contracts automatically continue on a month-to-month basis unless cancelled by either party. If an agent customer elects to terminate the contract during the initial term, a penalty equal to 50% of the total remaining fees owed is due. Our standard agent customer contract also requires agent customers to maintain certain service standards and participate in certain training and coaching sessions.

Our standard customer contract requires us to deliver a guaranteed average monthly volume of exclusive leads to each customer. Occasionally, we are unable to meet certain lead volume commitments to agent customers. For example, during the six months ended June 30, 2004, we were unable to deliver approximately 1.8% of our total lead obligations to customers, and during the three months ended September 30, 2004, we were unable to deliver approximately 2.6% of our total lead obligations to customers. At our discretion, we may provide the agent customer with a one-time or permanent discount on future services according to the terms of the contract and this has been our practice to date. These discounts totaled approximately $360,000 for the year ended December 31, 2003 and approximately $261,000 for the nine months ended September 30, 2004. In certain circumstances, we have recorded a revenue allowance when we have had reason to believe that these discounts could be material.

Stock-Based Expenses

We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion 25. Under this method, compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price.

There are two measures of value of our common stock that are relevant to our accounting for equity compensation relating to our compensatory equity grants:

•	The “board-determined value” is the per share value of our common stock determined by our board of directors at the time the board of directors makes an equity grant, taking into account a variety of factors, including, for example, our historical and projected financial results, comparisons with comparable companies, the various risks and uncertainties we face, the liquidity of our common stock and the recent common stock purchase and sale of approximately 37% of our then outstanding capital stock principally between Mark S. Powell, our Chairman, and William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P., then unrelated third parties (the “William Blair Transaction”).

•	The “reassessed value” is the per share value of our common stock determined by us in hindsight solely for the purpose of financial accounting for employee stock-based compensation. The reassessed values for accounting purposes are determined based on a number of factors and methodologies, including comparisons of price multiples of our historical and forecasted earnings to certain public companies involved in the same or similar lines of business. Our revenues and earnings growth rates have contributed significantly to the increase in the reassessed values of our shares.

We have granted stock options at exercise prices equal to the value of the underlying stock as determined by our board of directors on the date of option grant. For the nine months ended September 30, 2004, the exercise price per share of all stock options granted was $2.20. We record deferred stock-based compensation to the extent that the reassessed value of the stock at the date of grant exceeds the board-determined value.

On April 20, 2004, the William Blair Transaction was consummated at $2.20 per share. We used the William Blair Transaction to reassess for accounting purposes the valuation of our common stock for the year ended December 31, 2003. We did not obtain a contemporaneous valuation from an unrelated valuation specialist during 2003 or 2004, because we believed that the percentage of our outstanding shares being transferred to a then unrelated third party and the aggregate cash consideration paid in connection with the William Blair Transaction was the most reliable indicator of the fair value of our common stock during the relevant period.

Determining the reassessed value of our common stock subsequent to the William Blair Transaction has required making complex and subjective judgments. We determined that the use of the market approach, which uses direct comparisons to other enterprises, was the appropriate methodology to use in determining the reassessed value of our common stock for each option grant. Thus, subsequent to engaging investment bankers in July 2004 to assist us with this offering, we considered their input and analyzed factors typically used by investment banks to measure the enterprise value of comparable public companies. As part of our analysis, we considered our historical and projected operating results. In late August 2004, prior to the completion of the June 30, 2004 audited financial statements and prior to the filing of our initial registration statement, we determined a possible anticipated filing range per share in a public offering. In arriving at this anticipated range, we considered a variety of factors, including (a) the evidence of fair value provided by the William Blair Transaction in April 2004, (b) trading multiples for comparable public companies, (c) the absence of specific corporate events that would alter our enterprise value during the months of May and June of 2004, (d) our continued sequential growth in revenues and profitability, (e) the likely timing of a public offering based on an early September filing, and (f) the possibility that a public offering may not be completed given the inherent risks and uncertainties in the marketplace. Using these factors, we increased the reassessed value of our common stock on a monthly basis from the date of the William Blair Transaction to a possible public offering date in late 2004, using the low end of the anticipated range at the date of our initial filing as the endpoint for our calculation. We did not apply any discounts or premiums in this analysis, other than to choose the low end of the anticipated filing range as the endpoint for our calculation, as noted above. This resulted in a reassessed value for May option grants of $2.86 per share and June option grants of $3.53 per share.

In late October 2004, in connection with the completion of our September 30, 2004 audited financial statements and the anticipated filing of the second amendment to our registration statement, we reconsidered our anticipated filing range and determined that we might obtain a range of $10.00 to $12.00 per share. This range was approximately 50% higher than the initial anticipated filing range established in August 2004. In arriving at this revised anticipated range, we considered a variety of factors, including the factors identified above. Internal factors that in particular influenced the increased filing range included the continued growth in our revenues during the quarter ended September 30, 2004, better visibility toward our projected 2005 operating results, the additional capacity for growth of our sales personnel as a result of signing a new lease for our corporate offices and the addition to our management team of Clayton Lewis, our Chief Operating Officer, in September 2004. External factors that in particular influenced the increased filing range were the strong equity market for initial public offerings of technology and Internet companies and significantly enhanced earnings multiples for comparable public companies. For example, a set of comparable public companies used to analyze our possible initial public offering price experienced an increase in median multiples of earnings of 70% during that period.

Considering the above factors, and the fact that all option grants made during the third quarter of 2004 were in close proximity to the initial filing of our registration statement on September 1, 2004, we have determined that the reassessed value for all grants in August and September of 2004 would be $10.00 per share. We did not apply any discounts or premiums in this analysis, other than to choose the low end of the anticipated filing range as the endpoint for our calculation, as noted above.

As disclosed more fully in note 1 to our audited consolidated financial statements, we granted stock options with exercise prices of $2.20 to $2.50 per share during the 21 months prior to September 30, 2004. Also, we determined that the reassessed value of our common stock for accounting purposes had increased from $2.03 to $10.00 per share during that period.

In December 2004, we increased our anticipated filing range to $13.00 to $15.00 per share. Based on the initial public offering price of $15.00 per share, the intrinsic value of the options outstanding as of September 30, 2004 was $47.8 million, of which $17.6 million related to vested options and $30.2 million related to unvested options.

Accounting for Intangible Assets and Goodwill

We accounted for the acquisition of Soar Solutions under the purchase method of accounting. We estimated the fair value of the purchased intangible assets based on an internal valuation. The intangible assets included vendor agreements and customer relationships. In connection with the acquisition of Soar Solutions, we entered into an earn-out arrangement equal to 5% of specified gross customer receipts, less certain expenses, through the quarter ending March 31, 2006, payable quarterly. Additionally, 200,000 shares of restricted stock subject to vesting and $525,000 were contingent upon achieving performance milestones. Earn-out payments associated with the Soar acquisition are accounted for as an increase in value of the purchased intangible assets up to a certain limit that was achieved in the second quarter of 2004. Earn-out payments made after the second quarter of 2004 will adjust the amount of goodwill. Purchased intangible assets are amortized over their estimated useful lives of eighteen months to three years. Goodwill is not amortized; however, we assess goodwill for impairment on an annual basis.

The Impact of Seasonality and Cyclicality

The residential real estate and advertising markets are influenced by seasonality, as well as overall economic cycles. Although to date our results of operations have not been materially affected by these factors, this should not be viewed as indicative of the future impact that one or more of these factors may have on us.

Seasonality

While individual geographic markets vary, real estate transaction activity tends to progressively increase from January through the summer months, and then gradually slows over the last quarter of the calendar year. As a result, we tend to experience slower lead generation and agent customer adoption toward the end of the year. We are also subject to seasonal fluctuations in advertising rates and lead generation. Television advertising is generally more expensive in the second and fourth calendar quarters in connection with network premieres and finales and the holiday season. To date, our quarterly revenue growth has masked any seasonality effects. As our growth slows, seasonality may have a more pronounced effect on our operating results.

Cyclicality

The success of our business depends on the health of the residential real estate market, which historically has been subject to economic cycles. Although the residential real estate market in the United States generally has experienced sustained growth in the past few years, an economic slowdown or recession, adverse tax policies, lower availability of credit, increases in interest rates from their recent historic lows, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these events may occur could decrease demand for residential real estate. Trends in the real estate market are unpredictable; therefore our operating results, to the extent they reflect changes in the broader real estate industry, may be subject to fluctuation. Although none of these trends or events has had a material impact on our business to date, we have a limited operating history and it is possible that a significant change in one or more of these factors could have a negative impact on our business.

Typically, during downturns in housing markets, demand for residential real estate decreases and demand for the services of real estate agents similarly decreases. In such markets, the number of real estate agents could decline significantly as less successful agents leave the profession and fewer people seek to become real estate agents. A decline in the number of agent customers or a decrease in the amount they wish to spend on services such as ours could increase our agent customer acquisition costs and slow our revenue growth. In addition, a decline in the demand for housing could increase our lead generation costs and hurt our margins.

Results of Operations

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Consolidated Statements of Income Data:
Revenues	100%	100%	100%	100%	100%

Expenses:
Sales and marketing	56	51	46	43	46
Technology and product development	9	6	8	8	7
General and administrative	22	17	19	18	16
Depreciation and amortization of property and equipment	2	2	3	3	2
Amortization of intangible assets	—	—	1	1	2
Stock-based compensation	1	—	—	—	1

Total expenses	90	76	77	73	74

Income from operations	10	24	23	27	26

Interest and other income	—	—	—	—	—
Income tax expense (benefit)	(4)	8	8	10	9

Net income	14%	16%	15%	17%	17%

Comparison of Nine Months Ended September 30, 2004 and 2003

Revenues

	Nine Months Ended
	September 30, 2003	September 30, 2004	Increase	Percent Change
	(dollars in thousands)
Revenues	$18,303	$33,278	$14,975	82%

The increase in revenues was due primarily to an increase in the number of agent customers. This increase was attributable primarily to the January 2004 launch of our JustListed service.

We anticipate that revenues will not continue to increase in the future at the same rate as in previous periods, as the rate of customer growth declines as a result of our larger customer base. In addition, our average revenue per customer may decline in the future as our business matures. Average revenue per customer may also decline if we are forced to discount our prices in response to competition or if we decide to discount our prices in an effort to accelerate our growth.

Sales and Marketing

	Nine Months Ended
	September 30, 2003	September 30, 2004	Increase	Percent Change
	(dollars in thousands)
Sales and marketing	$7,908	$15,455	$7,547	95%
Percentage of revenues	43%	46%

Sales and marketing expenses consist primarily of online and television advertising, as well as salaries, commissions and related expenses for our sales and marketing staff and agent success staff. Other expenses include agent customer referral fees, as well as public relations efforts and corporate communications.

The increase in sales and marketing expenses was due primarily to a $4.2 million increase in the cost of sales personnel due to an increase in commissions paid as a result of the growth in revenues as well as a 75% increase in the number of sales and marketing personnel. Additionally, advertising costs increased from $3.4 million to $6.4 million, primarily to generate leads for a higher number of agent customers during this period.

We expect sales and marketing expenses to increase in absolute dollar amounts and as a percentage of revenues in the fourth quarter of 2004 as we experience the effects of higher television advertising costs during the U.S. presidential election, and in future periods to the extent that we continue to expand our business and generate more leads.

Technology and Product Development

	Nine Months Ended
	September 30, 2003	September 30, 2004	Increase	Percent Change
	(dollars in thousands)
Technology and product development	$1,413	$2,446	$1,033	73%
Percentage of revenues	8%	7%

Technology and product development expenses consist primarily of salaries and related expenses for employees responsible for the development of new services, as well as maintenance and improvements to existing services. These expenses also include license fees, maintenance costs, Internet connectivity and hosting costs. None of our technology and product development expenditures is for customer-sponsored research.

The increase in technology and product development expenses was due primarily to a $0.9 million increase in salary and related costs associated with an increase in headcount to assist in the launch of new services and the maintenance of our existing services and infrastructure.

We expect technology and product development expenses to increase in absolute dollar amounts and as a percentage of revenues as we hire more personnel and build the infrastructure required to support the development of new services.

General and Administrative

	Nine Months Ended
	September 30, 2003	September 30, 2004	Increase	Percent Change
	(dollars in thousands)
General and administrative	$3,354	$5,362	$2,008	60%
Percentage of revenues	18%	16%

General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, billing and human resources personnel. These costs also include credit card fees, insurance and professional fees, rent and related expenses. Professional fees primarily consist of outside legal, audit and business consulting fees.

The increase in general and administrative expenses was due primarily to increased Washington State business and occupation taxes, credit card fees and the one-time charge related to the termination of our corporate office lease. Expenses related to Washington State business and occupation taxes grew from $195,000 in the nine months ended September 30, 2003 to $955,000 in the nine months ended September 30, 2004, primarily due to additional expenses of $765,000 recorded during the quarter ended September 30, 2004 in connection with a tax audit by the Washington State Department of Revenue. Credit card fees increased from $426,000 in the nine months ended September 30, 2003 to $760,000 in the nine months ended September 30, 2004. Additionally, in September 2004, we exercised the early termination clause of our lease as of March 31, 2005. As a result, we will be required to pay a termination fee of approximately $298,000, which we recorded as an expense in the third quarter of 2004. On October 26, 2004, we entered into a six-year lease for our new headquarters with a commencement date of December 20, 2004.

We expect general and administrative expenses to increase in absolute dollar amounts and as a percentage of revenues. Operating as a public company will present additional management and reporting requirements that will significantly increase our director and officers as well as general liability insurance premiums and professional fees both in absolute dollars and as a percentage of revenues. We also anticipate hiring additional personnel, including investor relations personnel, to help manage future growth and our operations as a public company.

Depreciation and Amortization of Property and Equipment

Expenses related to the depreciation and amortization of property and equipment increased by $83,000 to $600,000 in the nine months ended September 30, 2004, from $517,000 in the nine months ended September 30, 2003 primarily due to additional depreciation expense related to additional workstations purchased to accommodate our increased headcount.

Amortization of Intangible Assets

Expenses related to the amortization of intangible assets increased by $492,000 to $638,000 in the nine months ended September 30, 2004, from $146,000 in the nine months ended September 30, 2003 due to the impact of the Soar acquisition in June 2003. We expect future expenses related to the amortization of intangible assets to be as follows (in thousands):

2004	2005	2006	2007	2008	2009
$258	$607	$316	$24	$20	$6

Stock-Based Compensation

Expenses associated with stock-based compensation increased by $158,000 to $221,000 in the nine months ended September 30, 2004 from $63,000 in the nine months ended September 30, 2003. Our deferred stock- based compensation balance increased as a result of stock option grants at a price less than the reassessed value per share. We anticipate that stock-based compensation will increase in future periods as we amortize our deferred stock-based compensation balance as of September 30, 2004.

Interest Income

Interest income remained relatively unchanged in absolute dollars in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. As of September 30, 2004, we held $15.5 million in cash, cash equivalents and short-term investments, compared to $5.8 million in cash, cash equivalents and short-term investments as of September 30, 2003.

Income Taxes

Income tax expense increased by $1.2 million to $3.0 million in the nine months ended September 30, 2004, from $1.8 million in the nine months ended September 30, 2003. This increase was due primarily to higher pre-tax income. Our effective tax rate in the nine months ended September 30, 2004 was approximately 35.1%, compared to 36.2% for the nine months ended September 30, 2003.

Comparison of Years Ended December 31, 2003 and December 31, 2002

Revenues

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
Revenues	$21,748	$25,103	$3,355	15%

The increase in revenues was due primarily to an increase in the number of agent customers. We had a slower rate of growth in 2003 compared to 2002 as a result of the completion of our nationwide expansion in 2002 and a delay in increasing the size of our sales force in late 2003. We also recognized approximately $498,000 of revenue in 2003 from new customers resulting from the acquisition of Soar Solutions.

Sales and Marketing

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
Sales and marketing	$11,031	$11,485	$454	4%
Percentage of revenues	51%	46%

The increase in sales and marketing expenses was due primarily to a $1.2 million increase in salaries and related costs of our sales personnel, a $0.7 million increase related to the expansion of our coaching program as well as a $0.5 million increase in marketing-related costs. These increases were partially offset by a decrease of $1.9 million in advertising expenses due to more efficient advertising spending accompanied by our adoption of online advertising in the fourth quarter of 2002.

Technology and Product Development

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
Technology and product development	$1,240	$2,024	$784	63%
Percentage of revenues	6%	8%

The increase in technology and product development expenses was due primarily to an increase in development costs, including salaries and consulting fees, associated with the development of the JustListed service.

General and Administrative

	Years Ended December 31,
	2002	2003	Increase	Percent Change
	(dollars in thousands)
General and administrative	$3,758	$4,639	$881	23%
Percentage of revenues	17%	19%

The increase in general and administrative expenses was due primarily to a $0.3 million increase in salaries and related costs of our general and administrative personnel primarily due to additions to our management team. Additionally, rent expense increased by $0.2 million due to the expansion of our corporate offices, we incurred $0.1 million related to the integration of Soar Solutions in 2003 and our credit card fees increased by $0.1 million due to our increased revenues.

Depreciation and Amortization of Property and Equipment

Expenses related to the depreciation and amortization of property and equipment increased by $249,000 to $728,000 in 2003, from $479,000 in 2002 primarily due to increased depreciation of approximately $120,000 related to web servers, related infrastructure equipment and capitalized internally developed software purchased and developed to enhance our technology platform. Additionally, depreciation and amortization of property and equipment increased by approximately $70,000 due to increased depreciation expense related to software supporting our internal network.

Amortization of Intangible Assets

Expenses related to the amortization of intangible assets increased by $283,000 to $298,000 in 2003, from $15,000 in 2002. This increase was due primarily to the acquisition of Soar Solutions in June 2003.

Stock-Based Compensation

Expenses associated with stock-based compensation decreased by $44,000 to $84,000 in 2003, from $128,000 in 2002. The decrease was due primarily to the forfeiture of employee stock options upon termination of employment.

Interest Income

Interest income remained relatively unchanged in 2003 compared to 2002. As of December 31, 2003, we held $7.2 million in cash, cash equivalents and short-term investments, compared to $6.1 million in cash, cash equivalents and short-term investments as of December 31, 2002.

Income Taxes

Income tax expense increased by $385,000 to $2.1 million in 2003, from $1.8 million in 2002. This increase was due primarily to higher pre-tax income. Our effective tax rate in the year ended December 31, 2003 was approximately 36.2%, compared to 34.1% for the year ended December 31, 2002.

Comparison of Years Ended December 31, 2002 and December 31, 2001

Revenues

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
Revenues	$11,224	$21,748	$10,524	94%

The increase in revenues was due primarily to the increase in the number of agent customers as we expanded into additional markets across the United States.

Sales and Marketing

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
Sales and marketing	$6,336	$11,031	$4,695	74%
Percentage of revenues	56%	51%

The increase in sales and marketing expenses was due primarily to a $2.8 million increase in advertising expenses, a $0.9 million increase in salaries and related costs of our sales personnel and a $0.7 million increase related to the expansion of our coaching program.

Technology and Product Development

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
Technology and product development	$983	$1,240	$257	26%
Percentage of revenues	9%	6%

The increase in technology and product development expenses was due primarily to higher salary and related costs associated with an increase in headcount and the use of contractors as we continued to develop our services and support a larger customer base. Expenses related to increased headcount and the use of contractors grew by 30% from $0.9 million in the year ended December 31, 2001 to $1.1 million in the year ended December 31, 2002.

General and Administrative

	Years Ended December 31,
	2001	2002	Increase	Percent Change
	(dollars in thousands)
General and administrative	$2,434	$3,758	$1,324	54%
Percentage of revenues	22%	17%

The increase in general and administrative expenses was due primarily to higher salary and related costs associated with an increase in headcount, including additions to our management team. Expenses related to increased headcount grew by 107% from $0.8 million in the year ended December 31, 2001 to $1.7 million in the year ended December 31, 2002.

Depreciation and Amortization of Property and Equipment

Expenses related to the depreciation and amortization of property and equipment increased by $270,000 to $479,000 in 2002, from $209,000 in 2001 primarily due to increased depreciation expense of approximately $165,000 related to web servers, related infrastructure equipment and capitalized internally developed software purchased and developed to enhance our technology platform. Additionally, depreciation and amortization of property and equipment increased by approximately $60,000 due to increased depreciation expense related to software supporting our internal network.

Amortization of Intangible Assets and Stock-Based Compensation

Amortization of intangible assets and stock-based compensation remained relatively unchanged in 2002 compared to 2001.

Interest Income

Interest income increased by $35,000 to $65,000 in 2002, from $30,000 in 2001. This increase was due primarily to higher interest payments on cash, cash equivalents and short-term investments. As of December 31, 2002, we held $6.1 million in cash, cash equivalents and short-term investments, as compared to $2.3 million in cash, cash equivalents and short-term investments as of December 31, 2001.

Income Taxes

Income tax expense was $1.8 million in 2002, increasing $2.2 million from a $427,000 benefit in 2001. The tax benefit recorded in 2001 related to the reversal of our valuation allowance previously recorded against net deferred tax assets. Our effective tax rate in the year ended December 31, 2002 was approximately 34.1% of pre-tax income compared to a tax benefit of 37.1% in 2001.

Quarterly Consolidated Statements of Income Data

The following tables present the unaudited consolidated statements of income data for the nine quarters ended September 30, 2004 in dollars and as a percentage of revenues. This quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. This data should be read in conjunction with our audited consolidated financial statements and the related notes included in this prospectus. Operating results for any quarter apply to that quarter only and are not necessarily indicative of results for any future period.

	Quarter Ended
	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$5,950	$5,432	$5,493	$6,104	$6,706	$6,800	$9,323	$11,150	$12,805
Expenses:
Sales and marketing	3,009	2,437	2,566	2,353	2,989	3,577	4,315	5,037	6,103
Technology and product development	376	303	424	429	560	611	723	783	940
General and administrative	949	984	1,005	992	1,357	1,285	1,323	1,376	2,663
Depreciation and amortization of property and equipment	138	154	167	173	177	211	198	191	211
Amortization of intangible assets	3	4	4	4	138	152	163	218	257
Stock-based compensation	31	29	24	20	19	21	21	55	145

Total expenses	4,506	3,911	4,190	3,971	5,240	5,857	6,743	7,660	10,319

Income from operations	1,444	1,521	1,303	2,133	1,466	943	2,580	3,490	2,486
Interest income	18	23	24	12	17	19	17	24	43

Income before income tax expense	1,462	1,544	1,327	2,145	1,483	962	2,597	3,514	2,529
Income tax expense	498	526	481	777	537	348	913	1,235	885

Net income	$964	$1,018	$846	$1,368	$946	$614	$1,684	$2,279	$1,644

	Quarter Ended
	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept 30, 2004
Consolidated Statements of Income Data:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Expenses:
Sales and marketing	51	45	47	39	45	53	46	45	48
Technology and product development	6	5	8	7	8	9	8	7	7
General and administrative	16	18	18	16	20	19	14	12	21
Depreciation and amortization of property and equipment	2	3	3	3	3	3	2	2	1
Amortization of intangible assets	—	—	—	—	2	2	2	2	2
Stock-based compensation	1	1	—	—	—	—	—	1	1

Total expenses	76	72	76	65	78	86	72	69	80

Income from operations	24	28	24	35	22	14	28	31	20
Interest income	—	—	—	—	—	—	—	—	—
Income before income tax expense	24	28	24	35	22	14	28	31	20
Income tax expense	8	9	9	13	8	5	10	11	7

Net income	16%	19%	15%	22%	14%	9%	18%	20%	13%

The decrease in revenues in the fourth quarter of 2002 resulted from a decline in the number of agent customers, which in turn was caused by the completion of our nationwide expansion and the delay in increasing the size of our sales force and reorganizing it to sufficiently cover the entire United States. The decrease in sales and marketing expenses in the fourth quarter of 2002 was due primarily to a decrease in advertising expenses due to more efficient advertising spending accompanied by our adoption of online advertising in this quarter. The decrease in sales and marketing expenses in the second quarter of 2003 was the result of reduced television advertising expenses, as we determined that increased television viewership of our commercials during the start of the Iraq war enabled us to satisfy our lead generation requirements with fewer commercials. The increase in our sales and marketing expenses in the fourth quarter of 2003 was due primarily to increased commissions associated with presales of our JustListed service in advance of its launch in January 2004. The increase in our sales and marketing expenses in the first quarter of 2004 was due primarily to increased advertising expenses in connection with the launch of JustListed. The increase in general and administrative expenses in the third quarter of 2004 was due primarily to one-time charges of $298,000 related to the termination of the lease for our corporate offices and $547,000 for additional business and occupation tax liabilities recorded as a result of a tax audit by the Washington State Department of Revenue.

Liquidity and Capital Resources

The following table summarizes our cash flows.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Cash flow data:
Cash provided by operating activities	$1,642	$4,810	$6,384	$4,965	$9,054
Cash provided by (used in) investing activities	(595)	(4,067)	824	(578)	(15,803)
Cash provided by (used in) financing activities	199	4	(3,104)	(3,125)	273

From our inception in May 1999 through the first quarter of 2001, we financed our operations primarily through private placements of our capital stock, which provided us with aggregate net proceeds of $4.0 million. Since the second quarter of 2001, we have financed our operations through cash flow that we generate from our operations.

At September 30, 2004, our cash, cash equivalents and short-term investments totaled $15.5 million, compared to $7.2 million, $6.1 million and $2.3 million at December 31, 2003, 2002 and 2001, respectively.

Cash equivalents and short-term investments consist of money market funds, certificates of deposit and highly liquid, short-term, adjustable-rate insured municipal notes. These municipal notes are classified as short-term investments available for sale and are reported at fair value, which approximates cost. As of September 30, 2004, approximately $572,000 of our cash and cash equivalents on deposit exceeded the federally insured limits for such deposits.

Our principal sources of liquidity are our cash, cash equivalents and short-term investments, as well as the cash flow that we generate from our operations. We do not currently have any commercial debt or posted letters of credit.

Operating Activities

Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation, amortization, stock-based compensation, and the effect of changes in working capital. Net cash provided by operating activities was $9.1 million, $6.4 million, $4.8 million and $1.6 million in the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively.

Investing Activities

Cash used in investing activities in the nine months ended September 30, 2004 of $15.8 million was primarily attributable to investments in short-term, high-grade, tax-exempt municipal bonds of $14.8 million, capital expenditures of $0.6 million generally for the purchase of office equipment, as well as $0.6 million paid pursuant to our earn-out and escrow agreements related to the Soar acquisition. The source of this cash consisted of revenues from 2004 and cash on hand as of December 31, 2003. We invest excess cash in certificates of deposit, money market funds and highly liquid debt instruments. We currently pay accounts payable and expenses as required to satisfy the terms of each obligation, and we do not anticipate needing to sell our investments in order to satisfy these obligations. At September 30, 2004, our investments consisted of high-grade tax-exempt municipal bonds.

Cash generated by investing activities in 2003 of $0.8 million was primarily attributable to the net sale of short-term investments of $3.0 million. This was partially offset by capital expenditures of $0.4 million for the purchase of computer equipment, $0.1 million for the purchase of software, and $0.1 million for the purchase of furniture, as well as acquisition costs of $1.4 million related to the acquisition of Soar Solutions.

Cash used in investing activities in 2002 of $4.1 million was primarily attributable to capital expenditures of $0.2 million for the purchase of computer equipment, $0.2 million for the purchase of software, $0.4 million for internally developed software and website costs and $0.1 million for the purchase of furniture, and purchases of short-term investments of $3.0 million.

Cash used in investing activities in 2001 of $0.6 million was primarily attributable to capital expenditures of $0.1 million for the purchase of computer equipment, $0.1 million for the purchase of software, and $0.2 million for internally developed software and website costs.

Financing Activities

Cash provided by financing activities in the nine months ended September 30, 2004 was $0.3 million, consisting primarily of $0.8 million of proceeds from the exercise of stock options and warrants, offset by $0.6 million of deferred initial public offering costs.

Cash used in financing activities in 2003 consisted primarily of a cash dividend paid in March 2003, for an aggregate of $3.0 million, as well as $0.1 million to pay off debt assumed with the acquisition of Soar Solutions.

Cash provided by financing activities in 2002 and 2001 was insignificant, consisting primarily of proceeds from the exercise of stock options.

We do not have any special purpose entities, and other than an operating lease for office space, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations and Known Future Cash Requirements

As of September 30, 2004, our principal commitments consist of obligations under our lease for office space, as follows:

	Payments Due by Period
	Total	Less than 12 months	13–48 months	49–60 months	More than 60 months
	(in thousands)
Operating lease obligations	$358	$358	$—	$—	$—

During 2002, we entered into a five-year lease for our headquarters in Bellevue, Washington. We began making payments in April 2002, with 2% annual escalations, as defined in the lease agreement. This lease terminates in April 2007; however, due to size limitations in our current location, in September 2004, we exercised the early termination clause of our lease as of March 31, 2005. As a result we will be required to pay a termination fee of $298,000, which we recorded as an expense in the third quarter of 2004. All costs associated with the move will be expensed as incurred.

In October 2004, we entered into a lease for approximately 64,256 square feet of office space at a new headquarters facility in Kirkland, Washington. The lease will have a six-year term commencing on December 20, 2004, at an initial base rent rate of approximately $750,000 per year, increasing each year by approximately $32,000. Under the lease for the facility that we are vacating, we will also be required to pay approximately $179,000 for three months of rent from January 2005 through March 2005.

Advertising and Media Contracts

We purchase advertising from numerous online and offline advertising vendors, such as Google, Yahoo, CNN, Fox, MSNBC and local television stations in major metropolitan markets, pursuant to short-term contracts. With respect to online advertising we typically purchase and pay for advertising on a monthly basis, and with respect to television advertising we typically purchase advertising on a prepaid basis up to two weeks in advance. We have no ongoing obligations to purchase a fixed or minimum amount of online or offline advertising.

Continuing Obligations From the Acquisition of Soar Solutions

In June 2003, we acquired all of the outstanding stock of Soar Solutions in exchange for $985,000 of cash, $525,000 of cash in escrow subject to achieving certain performance standards, 200,000 shares of restricted common stock subject to vesting upon achieving certain performance standards and an additional earn-out arrangement equal to 5% of the revenue, net of any reserve for bad debt, attributable to our services that incorporate the eMLS feature for the 10 quarters ending March 31, 2006. For additional details see note 2 of the notes to our consolidated financial statements included in the prospectus.

In connection with the earn-out arrangement, we paid $11,000, $122,000 and $189,000 in the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. We expect these payments to continue to increase to the extent that revenues from our JustListed service offering increase. There is no cap on the amount payable pursuant to the earn-out. These payments are accounted for as an increase in the purchase price of the intangible assets acquired in the acquisition up to a ceiling that was reached in the second quarter of 2004. Earn-out payments beyond the established ceiling will increase goodwill. We expect to pay approximately $253,000 in the quarter ending December 31, 2004.

In connection with the escrow, as of September 30, 2004, we paid $375,000. We expect to pay the remaining $150,000 in the fourth quarter of 2004. As of June 30, 2004, all of the requirements for the vesting of restricted stock had been met or waived.

State Tax Inquiry

In late September 2004, we received correspondence from the Washington State Department of Revenue asserting preliminarily that all of our revenues should be subject to the Washington state business and occupation tax. Although we intend to vigorously contest the Washington State Department of Revenue’s initial assessment, we may be required to pay between $1.4 million and $1.6 million in additional business and occupation taxes related to revenues through September 30, 2004, including penalties and interest. As of September 30, 2004, we had accrued $1.4 million for this potential exposure, representing the low end of the range of estimate. Furthermore, we may be required to record additional charges to operations in future periods. We had accrued $413,000 for this potential exposure as of December 31, 2003.

Future Capital Requirements

We believe that our existing cash, cash equivalents, short-term investments and cash generated from operations, along with the anticipated net proceeds of this offering, will be sufficient to satisfy our currently anticipated cash requirements through at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new services and enhancements to existing services, and the continuing market acceptance of our services. We may need to raise additional capital through future debt or equity financing to the extent necessary to fund such activities. Additional financing may not be available at all or on terms favorable to us. Although we are currently not a party to any agreement or letter of intent with respect to investments in, or acquisitions of, complementary businesses, products, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high-quality, interest-bearing securities. Our investments in debt securities are subject to interest rate risk. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in EITF Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of EITF Issue 00-21 did not affect our consolidated financial position, results of operations or cash flows.

During November 2002, the FASB issued FASB Interpretation No. (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The adoption of FIN 45 did not affect our consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities. (FIN 46R), which clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. FIN 46R replaced the original Interpretation No. 46 issued in January 2003. We do not have any interests in variable interest entities.

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not affect our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We provide an innovative service offering that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. Our integrated offering provides agents with leads generated from our HouseValues.com and JustListed.com web sites, together with our online prospect management system and personalized coaching and training, to help them increase lead conversion.

We use direct-response advertising, including television, Internet and other media, to drive consumers to our HouseValues.com and JustListed.com web sites. We offer prospective home sellers free estimates from local agent customers of their homes’ current market value and offer prospective home buyers listings of homes from local agent customers that meet their buying criteria as they reach the market. This information helps consumers make a more informed decision before buying or selling a home.

We deliver these buyer and seller leads on an exclusive basis to agent customers. We believe that these leads are more effectively monetized when combined with our integrated service offering that helps agents convert these leads into closed transactions. We provide agent customers with our Market Leader online prospect management system to enable them to cultivate relationships with leads, as well as our Agent Success Program, which includes personalized coaching and training, to enable them to close more transactions.

We were founded in May 1999. In September 1999, we began offering agent customers our HouseValues service, which provides leads on prospective home sellers, and in January 2004 began offering agent customers our JustListed service, which provides leads on prospective home buyers. We generate revenue by charging agent customers a monthly fixed fee for our offering, which includes a monthly minimum number of exclusive leads on prospective home buyers or sellers, our Market Leader system and our coaching and training programs.

We generated revenues of $25.1 million in 2003 and $33.3 million for the nine months ended September 30, 2004. We have been profitable and cash flow positive since the end of 2001. As of September 30, 2004, we had approximately 9,850 customers.

Industry Background

The Residential Real Estate Industry

According to the National Association of Realtors, aggregate real estate sales in the United States were more than $1.5 trillion in 2003. According to REAL Trends, a real estate industry research firm, total residential real estate brokerage commissions and fees were approximately $60 billion in 2003. In a transaction for a house valued at $170,000 (the median home price in the United States in 2003, according to the National Association of Realtors), the overall commission would be $8,500, assuming a 5% commission. Because of the large dollar size of typical real estate commissions, prospective home buyers and sellers are valuable to real estate agents, and as a result agents have demonstrated a willingness to invest heavily in advertising and marketing to generate clients. According to Borrell Associates, a media research firm, the real estate industry spent over $11 billion on advertising in 2003.

The Role of the Real Estate Agent

Home purchases and sales are among the largest and most important investment decisions made by an individual. These transactions require the involvement of multiple parties, such as home inspectors, mortgage brokers, title companies and escrow agents, and involve an extensive amount of documentation. Real estate agents provide valuable, hands-on assistance by coordinating the numerous components of a transaction. In the typical residential real estate transaction, agents serve as the principal intermediary between the home buyer and seller.

For potential buyers, agents typically provide the following services:

•	access to home listing data from multiple listing services, or MLSs, to help buyers find homes available for sale that match their specified criteria;

•	advice on the physical attributes of homes, as well as advice on intangible aspects such as neighborhood characteristics and resale value;

•	coordination of the actual viewing of the home by potential buyers; and

•	assistance in the negotiation and closing of the purchase transaction.

For potential sellers, agents typically provide the following services:

•	guidance on the market value of their home, including comparative market analyses;

•	listing of the property for sale in the local MLS;

•	coordination of the marketing of the home; and

•	assistance in the negotiation and closing of the sale transaction.

Although a buyer or seller might engage in a real estate transaction within weeks or even days after hiring an agent, the entire sales cycle for a transaction usually is considerably longer. According to a 2004 survey we commissioned from Hebert Research, a market research firm, potential home buyers on average take 16 months to buy a home from the time they begin contemplating a purchase, and potential home sellers on average take twelve months to sell their home from the time they begin contemplating a sale. Despite this long sales cycle, buyers and sellers tend to select agents quickly. According to a 2003 study by the National Association of Realtors, approximately 69% of home sellers selected the first agent they contacted. In addition, according to Hebert Research, approximately 62% of buyers select an agent within just one to three days of deciding to actively seek to buy a home, and approximately 52% of sellers select an agent within one day of deciding to actively seek to sell their home.

Challenges Faced by Real Estate Agents

Competitive and Fragmented Industry

The residential real estate industry is intensely competitive. According to a study by the National Association of Realtors, real estate agents in the United States competed for nearly 7 million total closed residential real estate transactions in 2003. In addition, the residential real estate industry is extremely fragmented. Most real estate agents in the United States work as independent contractors affiliated with local or regional brokerage firms. As a result, agents typically are responsible for attracting and servicing their own clients. Although brokerage firms provide a base level of training, brand advertising and administrative support for their agents, most agents spend their own money developing their business and competing for clients.

Inefficient Lead Generation

Although real estate agents make significant expenditures on advertising and marketing, it is difficult for most agents to differentiate themselves in the neighborhoods in which they work. Agents tend to use nearly identical sales and marketing methods, such as word-of-mouth, open houses and various forms of print advertising, including postcards, flyers and newspaper advertisements. Although other media, such as television, radio and the Internet, can be more effective in generating potential clients, they tend to be inefficient for individual agents, because the advertisements are broadcast in larger geographic areas than the agent typically is willing or able to service.

Ineffective Prospect Management

We believe a majority of residential real estate agents have had limited sales experience prior to becoming agents. We believe that the limited sales training that real estate agents receive typically encourages a short-term prospect management approach, with agents focusing on mature leads that are more likely to result in a transaction within 30 to 60 days. In the past, this short-term approach was reinforced by a lack of effective methods to identify leads in the early stages of the process. We believe that this short-term approach has resulted in many agents having difficulty building a steady pipeline of business and, as a result, experiencing significant fluctuations in closed transactions and commission income.

The Impact of the Internet on the Real Estate Industry

The Internet makes an unprecedented amount of home information readily available to consumers, including lists of homes on the market and comparative market data on home values. The Internet also permits consumers to conduct highly targeted searches for homes by entering specific search parameters, such as neighborhood, square footage and number of bedrooms or bathrooms, and enables people to view photographs of home interiors and conduct online walkthrough tours. Accordingly, a great number of potential buyers and sellers are using the Internet in the early stages of their home buying or selling process. According to the National Association of Realtors, more than 70% of home buyers used the Internet in their home search in 2003, compared to approximately 41% in 2001.

The large number of consumers who use the Internet to conduct research relating to the purchase or sale of a home represents an attractive pool of prospective clients for real estate agents, and the interactive and targeted nature of the Internet makes it possible to reach and communicate with these prospective clients in an efficient manner.

Real estate agents have begun to recognize the potential of the Internet to reach and cultivate prospective clients. Nonetheless, many agents have yet to realize the full potential of the Internet to generate and cultivate leads. According to Borrell Associates, approximately 11% of the advertising dollars spent in the real estate industry in the first half of 2004 was dedicated to online advertising, an increase from approximately 9% in the same period of 2003. Although many real estate agents have adopted the Internet and email as standard business practices, we believe that most agents lack online prospect management systems that allow them to efficiently reach and manage relationships with potential clients who use the Internet. In addition, because many agents have adopted a short-term approach to the real estate buying and selling cycle, they may miss the opportunity to develop client relationships with consumers who are using the Internet to research real estate transactions at an earlier stage in the process.

The HouseValues Advantage

We provide an innovative service offering that enables residential real estate agents to capture and cultivate leads and convert these leads into closed transactions.

Benefits for Real Estate Agents

Capture leads.    We help agents attract new clients by providing them with leads on prospective home buyers and sellers in the geographic areas which they service. We provide each lead to only one agent customer and we guarantee our agent customers an average number of leads per month for a fixed monthly fee. Because these leads are often from consumers who are at an early stage in the real estate transaction process, our customers often are the first real estate agents these consumers interact with in the process. We believe this provides our customers with a potentially significant competitive advantage over other agents servicing the same geographic areas. This advantage is particularly important given that approximately 69% of home sellers select the first agent they contact for the transaction, according to a 2003 study by the National Association of Realtors.

Cultivate leads.    Our Market Leader prospect management system assists our customers in building a pipeline of business by helping them organize, manage and communicate online with prospective home buyers and sellers in a highly automated fashion tailored for each prospect. Market Leader allows agent customers to build long-term relationships with prospective clients by automating ongoing communication. The system sends agent-branded prospect follow-up emails that include custom-written real estate content designed to engage the prospective clients.

Convert leads.    We provide agent customers with personalized coaching and training to help them better serve their prospective clients and increase the likelihood that they will convert their leads into commissions. Our coaching and training are a core part of our offering because they help our customers develop marketing, selling and client relationship-building skills while also helping them gain expertise with our Market Leader prospect management system.

Benefits for Consumers

Our HouseValues.com service offers home sellers free estimates of their homes’ current market value. This information helps them make an informed decision about market conditions and valuation before choosing to list their homes for sale. Our JustListed.com service offers prospective home buyers a free service that emails them listings on homes that meet their buying criteria. This information keeps them informed regarding newly listed homes and improves their ability to find a home that is right for them. Additionally, our offering benefits both home buyers and sellers by introducing them to real estate agents who service their neighborhoods and are interested in meeting their real estate needs.

Competitive Strengths

Proven agent acquisition model.    Over the past five years, we have developed a sales force of more than 100 people who have expertise in identifying, qualifying and acquiring agent customers. This expertise has enabled us to successfully sell our services directly to agents and build a large and valuable base of agent customers in the highly fragmented real estate industry. As of September 30, 2004, we had approximately 9,850 customers. “Customers” as of September 30 means all persons our corporate billing records show as having been billed during the month of September 2004 pursuant to contracts to pay for one or more of our HouseValues or JustListed services, regardless of their payment status, excluding persons whose contracts terminated as of September 30, 2004. “Customers” does not include persons who have been billed pursuant to contracts to pay only for other services we provide, including software services we provide on a stand-alone basis (such as eMLS and Market Leader) and real estate brokers who have been billed under contracts to pay for HouseValues or JustListed services without a minimum lead guarantee on our part.

Proven Agent Success Program.    We provide our Market Leader prospect management system to agent customers to help them improve their ability to convert leads into closed transactions. Our Market Leader system is integrated with, and supported by, our Agent Success Program, which includes personalized coaching and training, designed to help real estate agents close more transactions. We provide this set of integrated services through a staff of over 50 coaches, trainers and other customer service professionals who possess real estate industry expertise as well as in-depth knowledge of our service offering. During the nine months ended September 30, 2004, we conducted 86 in-market training seminars. We continuously improve and refine our service offering, based on quantitative and qualitative feedback from our coaches and agent customers. In addition, we offer online discussion boards and telephonic conference calls for agent customers to network with each other and share best practices, thereby improving their ability to derive value from our services.

Technology advantage.    Over the past five years we have built a proprietary, feature-rich set of systems to generate and distribute leads, deliver our suite of services to real estate agents and manage our business. From complex neighborhood-specific lead distribution algorithms to real-time reports for our sales personnel relating to inventory availability and agent inquiries, we believe our systems provide us with a competitive advantage.

Complementary offering.    Our service offering benefits agents without altering their relationship with brokerage firms, national real estate franchisors or other real estate industry participants. Because we offer our leads on an exclusive basis for a fixed monthly fee and do not participate in commissions from closed transactions, we believe that our service offering is well received by agents, brokerage firms and the rest of the real estate industry.

Strategy for Growth

Our objective is to be the leading provider of services that enable residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. In doing so, we will seek to acquire an increasing share of real estate industry advertising expenditures, as these expenditures continue to migrate online. To achieve this goal, we are pursuing the following key strategies:

Aggressively expand agent customer base.    The key driver of our growth is increasing our customer base. We intend to increase the number of residential real estate agents who use our existing services by continuing to make investments in our sales force and direct response marketing efforts. To increase retention of agent customers, as well as attract new customers, we intend to enhance our existing services, including our Market Leader system and our coaching and training services.

Efficiently sell excess leads.    We regularly generate more leads in the aggregate than we are committed to deliver to agent customers. Without compromising our lead exclusivity or quantity commitments to our customers or incurring additional lead generation costs, we intend to capitalize on these surplus leads by selling them in quantity to third parties such as brokerage firms who are interested in servicing the needs of these prospective home buyers and sellers.

Create new services to further capture agent online marketing expenditures.    We intend to capture an increasing share of agents’ online advertising expenditures by expanding our portfolio of services beyond our HouseValues and JustListed services with additional value-added services for both agents and consumers.

Extend business model to related markets.    We intend to explore ways to extend our services into industries in which we can leverage our existing platform and business model. We believe we can leverage our proprietary lead capture, cultivation and conversion methods in a number of real estate and non-real estate related industries. We may pursue such opportunities through acquisitions or through internal expansion of our business. We believe our service offering is particularly well suited to small businesses competing in highly fragmented industries.

Services

We provide an integrated service offering for residential real estate agents that combines leads generated from our HouseValues.com and JustListed.com web sites with our Market Leader prospect management system and personalized coaching and training. We believe that successful real estate agents typically have systems and processes in place for developing leads as well as maintaining and expanding their businesses. In addition, we believe that the value of the leads generated through HouseValues.com and JustListed.com is enhanced when combined with our integrated offering that helps agents convert these leads into closed transactions.

We provide our service offering to agent customers for a monthly fixed fee pursuant to contracts that typically have an initial term of six months or one year, continuing thereafter on a month-to-month basis until terminated. Our contracts typically provide for the delivery of a monthly bundle of leads to each customer, a license to use our Market Leader system and coaching and training services.

Lead Capture — HouseValues.com and JustListed.com

Our HouseValues and JustListed services are designed to serve the needs of Internet-enabled consumers seeking to buy or sell a home.

HouseValues.com.    HouseValues.com offers homeowners a free estimate of their home’s current market value and suggested listing price. Homeowners enter information about their home on a short online form on the HouseValues.com web site. We automatically match this information with an agent customer, who is then able to provide the homeowner with a free comparative market analysis containing an estimate of the value of the home.

JustListed.com.    JustListed.com offers a free service for prospective home buyers that emails them listings on homes that meet their buying criteria. Prospective home buyers use our JustListed.com web site to specify the criteria they are seeking in a home. We automatically match this information with an agent customer, who is then able to email the prospective home buyer new home listings when such listings reach the market.

We deliver a guaranteed minimum number of leads to agent customers on an exclusive basis in the geographic areas they choose to service. Agents can purchase the HouseValues service, the JustListed service, or both services. Agents can increase the geographic coverage or quantity of their leads by purchasing multiple HouseValues or JustListed services.

We use direct-response advertising, including television and Internet media, to drive prospective home buyers and sellers to our HouseValues.com and JustListed.com web sites. We regularly advertise on national television networks and major Internet search engines and other web sites, and supplement this advertising with local television advertising and other media to help manage lead volume. We adjust our advertising to generate leads in specific geographic markets based on existing lead inventory, our commitments to deliver leads in those markets, current advertising costs and other factors.

Lead Cultivation — Market Leader

Market Leader is an online prospect management system that helps agent customers manage and cultivate leads. By automating many of the repetitive tasks that are required to follow up and communicate with potential clients, Market Leader allows agent customers to focus on transacting their current business while efficiently marketing their services to potential clients to maintain a pipeline of future business opportunities.

Prospect management.    Market Leader enables agent customers to track leads received from the HouseValues or JustListed services, or other sources such as their own web sites. We encourage agent customers to incorporate all of their client contacts into Market Leader to effectively manage their entire pipeline of business. Agents can then categorize leads based on various characteristics, such as the date the lead was generated or the prospect’s level of expressed interest in buying or selling a home.

Activity management.    Market Leader helps agent customers organize their day-to-day business and maintain contact with their entire database of prospects and past clients by automatically prompting agents to follow up with them using emails, phone call scripts and newsletters containing custom content. Agents can use Market Leader to conduct “drip” campaigns, which automatically and on a pre-determined schedule send agent-branded, tailored emails to prospective and existing clients. In addition, Market Leader allows agents to send agent-branded emails to prospective buyers alerting them to newly listed homes.

Quantitative feedback.    Market Leader tracks the sales pipeline, homes listed, completed transactions and potential and actual commissions for agent customers. It also tracks response times by agents to HouseValues and JustListed leads. Market Leader displays this information in a sidebar on the agent customer’s individual account page so that the agent can routinely track his or her success.

Lead Conversion — Agent Success Program

We provide agent customers with personalized coaching and training, as well as access to a national network of other real estate agents, to help them realize the full value of our service offering. This Agent Success Program provides us with ongoing opportunities to interact directly with our agent customers. We believe the program helps agent customers be more successful in cultivating the leads we provide and generating business, increasing the likelihood that they will remain customers.

Personalized Coaching

A key component of our Agent Success Program is personalized coaching. We assign a personal coach to each new agent customer. Our coaching team has expertise in the real estate industry, from managing real estate offices to running training departments for large brokerage firms. These coaches provide the following services:

Life-cycle based coaching.    Shortly after agents first sign up for our services, our coaches have an initial one-on-one telephone coaching session with them to welcome them to HouseValues, walk them through an overview of our lead generation and cultivation system and discuss their client development goals. Our coaches then check in with their assigned agent customers on a regular basis to review performance, offer assistance and practical tips and answer questions.

Market-specific coaching calls.    Every month, our coaches host group coaching calls for agent customers in various regional markets to address both geographically relevant real estate trends and issues as well as client development topics. These calls are designed to bring agents together and allow them to network with other agent customers in their market.

Activity-based coaching.    Our activity-based coaching system automatically measures the success of each agent customer in cultivating the leads that we provide and identifies those agent customers that may need additional assistance. If our activity-based coaching system identifies a potential issue involving an agent customer, his or her coach seeks to contact the agent customer to develop a success plan.

In-Market Training Seminars

We conduct in-market seminars for agent customers in cities across the United States. During the nine months ended September 30, 2004, we conducted 86 in-market training seminars. Our trainers travel to various markets to host full-day seminars on real estate-related topics. Our seminars are designed to educate agents on industry trends, inform them of the value of adopting a long-term strategy that cultivates a larger number of earlier-stage leads, and instruct them on how to use our services to increase their success in both cultivating leads and developing their business.

MasterMind Success Calls

We periodically host conference calls which feature agent customers who are successfully using our services. We conduct interviews with these agent customers and company executives and allow participating agents to ask questions.

Online Learning Center

Through our Online Learning Center, agent customers have access to online tutorials 24 hours a day, 7 days a week. These tutorials provide instruction on how to apply various methods and practices using Market Leader. In addition, our agents have online access to our HouseValues University web site, which is dedicated to providing them with additional resources as well as online discussion forums to learn from our other agent customers.

The HouseValues Community

Real estate agents often work in competitive office environments in which they compete for business with the other agents in their office, thereby limiting collaboration, mentoring and the sharing of best practices with other agents. Because we operate on a nationwide basis and provide each lead to only one agent customer, our agent customers typically do not compete with each other for the same clients. We believe that as a result, they are more willing to share best practices and ideas and help other agent customers develop their skill sets. Programs such as our market-specific coaching calls, in-market training seminars and MasterMind success calls enable and encourage agent customers to network with each other and share knowledge and best practices with other agent customers.

Certification and Recognition Program

Agents who meet our lead cultivation standards and participate in our coaching and training programs are eligible for our HouseValues certification programs. We provide these agent customers with certifications, such as Certified Professional, President’s Club and Director’s Club, which they can display in their emails to prospective clients. We also provide these agent customers with priority with respect to newly available lead bundles.

Based in part on feedback from agent customers through the Agent Success Program, we believe our customers experience success in converting the leads we provide to them into closed transactions. Although we encourage agent customers to voluntarily provide us with lead conversion information through the Market Leader system and our Agent Success Program, customers do not consistently provide this information. As a result we do not have an accurate statistical analysis of conversion rates or average lead-to-conversion time.

Sales and Marketing

Agent Acquisition

We identify prospective real estate agent customers through email and telephone solicitation, referrals from other agent customers and general advertising. We provide our salespeople with a variety of tools to help them demonstrate the advantages of our service offering to potential agent customers. Salespeople are compensated largely on their sales performance. We also make personal sales calls to agents and brokerage firms through field sales personnel.

Consumer Marketing

We have built an in-house media buying team to purchase advertising for lead generation. We believe that using an in-house media team, as opposed to a third-party advertising agency, has enabled us to create an efficient, customized and measurable consumer marketing program. We use direct-response advertising, including television, Internet and other media, to attract prospective home buyers and sellers to our HouseValues.com and JustListed.com web sites. We adjust our advertising to generate leads in specific geographic markets based on existing lead inventory, our commitments to deliver leads in those markets, current advertising costs and other factors.

Competition

We operate in a highly competitive environment and expect that competition will continue to be intense. The barriers to entry in our industry are low, making it possible for current or new competitors to adopt certain aspects of our business model without great financial expense, thereby reducing our ability to differentiate our services. While we are unaware of any other company that provides the same suite of services, all of our services, including online lead generation, online prospect management system and agent coaching and training programs, are provided separately by other companies, and it is possible that one or more of these companies, or a new market entrant, could adopt a business model that competes directly with us.

Our current and potential competitors include:

Traditional sellers of advertising to real estate agents.    We compete with traditional sellers of advertising, including local and regional newspapers, local magazines, and “rack” publications advertising homes for sale, for a share of the marketing dollars that residential real estate agents spend to attract prospective home buyers and sellers. Real estate agents may continue to view traditional advertising sources as the most effective means to reach prospective home buyers and sellers, leading to a lack of demand for our services.

Internet media companies.    We compete with large Internet media companies, such as AOL, Google, MSN and Yahoo! for residential real estate agents’ marketing dollars. Some of the large Internet media companies are currently developing enhanced search products, including search products that would allow a user to find real estate related search results in a specific city or geographic area. If their existing or new products become a cost-effective way for real estate agents to generate leads, these products may become an attractive alternative to our services, which could decrease demand for our services or increase our online lead generation costs. Additionally, these companies on which we rely in part for our own advertising and lead generation needs, may develop or acquire products and services that compete directly with our services.

Online companies focused on real estate.    We compete with a variety of online marketing and lead generation companies that focus exclusively on the real estate industry. Such companies include HomeGain, Homes.com, Homestore, ServiceMagic and IAC/InterActiveCorp and its LendingTree business, which includes Domania.com and RealEstate.com, all of which have established web sites and compete or may compete for real estate agent advertising expenditures.

Consolidation driven by online service providers involved in the real estate industry and Internet media companies could create more potent competitors. For instance, IAC/InterActiveCorp recently acquired ServiceMagic, an online home services marketplace. Increased consolidation among online service providers in the residential real estate industry could result in additional competitors that have significantly greater resources or greater brand recognition than we do, and that are able to provide a broader and more attractive suite of products to real estate agents than we can.

Real estate brokerage firms.    Some real estate brokerage firms currently offer services similar to ours, and in the future these firms or other brokerage firms may become direct competitors. A significant percentage of residential real estate agents are affiliated with large national or regional brokerage firms. These brokerage firms, or smaller independent brokerage firms, may decide to provide their agents with a service offering or suite of service offerings similar to ours at a lower cost or free of charge, or attempt to restrict the ability of their agents to use our services.

We believe the principal competitive factors affecting our markets are product selection and quality; price; customer service and support; brand recognition; reputation, reliability and trust; quality of web site, including features, functionality and information; convenience; and delivery performance. Although we believe that we are well positioned to compete adequately with respect to these factors in the future, our future success is currently difficult to predict.

Many of our existing and potential competitors have longer operating histories, greater name recognition, greater technological capabilities and greater financial, sales, marketing and human resources than we do. These competitors could:

•	develop services that are as effective as or superior to our services or that achieve greater market acceptance than do our services;

•	devote greater resources to marketing or selling their products or services;

•	make more attractive offers to potential agent customers or otherwise more effectively attract real estate agents;

•	withstand price competition more successfully than we can;

•	provide services similar to ours at no additional cost by bundling them with their other product and service offerings;

•	make more attractive offers to existing and potential employees than we do;

•	more effectively negotiate third-party arrangements; and

•	take advantage of investments, acquisitions or other opportunities more readily than we can.

Technology and Infrastructure

We have built a proprietary, feature-rich set of systems to interact with consumers, provide our suite of services to real estate agents and manage our business.

HouseValues.com and JustListed.com.    These web sites, in combination with our lead management system, interact with thousands of Internet-enabled consumers every day and automatically distribute leads on prospective home buyers and sellers to agent customers. We have built advanced tracking and testing systems into HouseValues.com and JustListed.com so that we can monitor visitor conversion metrics.

Lead management system.    Our lead management system is a geography-targeted, business-rule driven system that manages and distributes leads to agent customers. This system allows us to monitor lead inventory and aids in the optimization of media spend.

Direct marketing system.    This system directs potential agent customers to the appropriate sales staff. The sales team has a real-time view of available lead inventory in every neighborhood in the country and closes sales utilizing an integrated online order form. Orders are confirmed and entered into our credit card billing system, which is integrated directly with our accounting system, enabling us to automatically calculate and track revenue. In our back office, we have real-time reporting capability about critical aspects of our business and our interactions with agent customers.

Our systems are built primarily on Microsoft .Net technology. These systems are hosted in a co-location facility in Seattle, Washington. We have secure and fully redundant systems and our software and databases are backed up daily and stored at an offsite location.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We currently have one trademark registered in the United States and applications for 17 additional marks are pending in the United States and Canada for our name and certain words and phrases that we use in our business. We also rely on copyright laws to protect computer programs relating to our web sites and our proprietary technologies although to date we have not registered for copyright protection. We have registered numerous Internet domain names related to our business in order to protect our proprietary interests. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technology.

Protecting our intellectual property rights could be costly and time-consuming. From time to time, we may encounter disputes over rights and obligations concerning intellectual property. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business, our brand and reputation, and our ability to compete.

Government Regulation

Our business is subject to various laws and regulations relating to Internet commerce and telemarketing, as well as federal and state laws and regulations relating to real estate matters.

Regulation relating to Internet commerce.    Several jurisdictions have recently proposed or adopted privacy-related laws that restrict or prohibit unsolicited email solicitations, commonly known as “spam,” and that impose significant penalties for violations. One of these laws, the CAN-SPAM Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with sending commercial email. The language of CAN-SPAM contains ambiguities. In addition, certain implementing rules have not yet been promulgated, and key provisions of CAN-SPAM have yet to be interpreted by the courts. Depending on how it is interpreted, CAN-SPAM may impose burdens on our email marketing practices and affect features of our Market Leader system and other services we offer or may offer. In addition, states continue to pass legislation regulating email communications and Internet advertising. Some provisions of these laws are ambiguous and have not been interpreted by the courts. These laws may affect our ability to communicate with customers and consumers in a cost-effective manner, and the violation of these laws may result in penalties or damage to our reputation.

In addition, it is possible that laws and regulations relating to Internet commerce may be adopted with respect to issues such as user privacy, freedom of expression, pricing, content and quality of services, taxation, advertising, intellectual property rights and information security. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated actions regarding the manner in which personal information is collected from users by online companies and provided to third parties. The adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our services.

Telemarketing laws.    Both federal and state laws regulate the practice of telemarketing. All 50 states have enacted some form of telemarketing law. In particular, the federal government and a significant number of states have implemented “do not call” lists. In addition, a number of states require telemarketers to register with the state and post a bond, prohibit automated systems and recorded messages, impose disclosure requirements upon sales calls, and require written sales contracts for certain telemarketing transactions. Many of these laws at both the federal and state level contain exceptions for calls to other businesses, calls by businesses that are already regulated by another governmental agency, and calls that do not culminate in a sale during the telephone call. We are subject to certain of these laws and are currently in the process of filing telemarketing registrations in certain states.

State real estate regulation.    Real estate licensing laws vary from state to state, but generally a corporation engaged in the real estate brokerage business must obtain a corporate real estate broker’s license. In order to obtain this license, most jurisdictions require that an officer of the corporation be licensed individually as a real estate broker in that jurisdiction. This officer-broker is responsible for the real estate operations within the state, and the corporation acts through this individual. Holders of real estate licenses must follow the state’s real estate licensing laws and regulations. These laws and regulations prescribe minimum duties and obligations of the license holders to their clients and the public, as well as standards for the conduct of business, including contract and disclosure requirements, record-keeping requirements, trust fund handling, agency representation, advertising regulations and fair housing requirements. Most states currently have an exception from brokerage licensing requirements with respect to referrals that originate from a broker licensed in a different state, provided that the referral is made to a broker or agent licensed in that state. We currently hold a corporate real estate broker’s license in the State of Washington and intend to obtain licenses in other states that we determine are necessary for our business. Although we actively work to ensure we are in compliance with state real estate licensing laws and regulations, regulations and their interpretation are subject to change and we cannot assure you that we are, and will remain at all times, in full compliance with such regulations and may be subject to fines or penalties in the event of any non-compliance.

Federal real estate regulation.    In addition to state regulations, there are federal laws and regulations that govern the real estate industry. The principal applicable federal regulations include the Real Estate Settlement Procedures Act (RESPA) and federal fair housing laws. RESPA is intended to reduce the settlement costs associated with buying and selling real estate. While RESPA has broad-reaching impact on a variety of services associated with the purchase or sale of real estate, including lending, title insurance and settlement services, its principal application to the real estate brokerage business is to limit payment of referral fees. Nonetheless, RESPA expressly permits payments pursuant to cooperative brokerage and referral arrangements or agreements between real estate agents and brokers. In addition, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or facilities furnished or the services performed, excluding the value of any referrals that may be provided in connection with such goods, facilities or services. Federal fair housing laws generally make it illegal to discriminate against protected classes of individuals in housing or providing brokerage services. We believe that the federal fair housing laws have limited applicability to our current business activities.

Employees

As of September 30, 2004, we had 257 employees, all of whom are based in our corporate headquarters in Bellevue, Washington. None of our employees is covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

Facilities

Our headquarters are in Bellevue, Washington, where we lease approximately 30,000 square feet of office space under a lease that expires in 2007, at a current rate of approximately $720,000 per year, plus a portion of operating expenses.

We have elected to seek alternative space to accommodate our growth and expect to relocate our headquarters prior to year end. Pursuant to an early termination option, we have elected to terminate our current lease agreement as of March 31, 2005. As a result, we will be required to pay an early termination fee of approximately $298,000.

In October 2004, we entered into a lease for approximately 64,256 square feet of office space at a new headquarters facility in Kirkland, Washington. The lease will have a six-year term commencing on December 20, 2004, at an initial base rent rate of approximately $750,000 per year. Under the lease for the facility that we are vacating, we will also be required to pay rent from January 2005 through March 2005, which we anticipate will amount to $179,000.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business, including actions relating to employment issues. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

Our current executive officers and directors are as follows:

Name	Age	Position
Mark S. Powell	45	Chairman of the Board and Director
Ian Morris	36	President, Chief Executive Officer and Director
Jacqueline L. Davidson	44	Vice President of Finance
Gregg I. Eskenazi	44	General Counsel and Secretary
Ken Hansen	34	Vice President of Sales
Clayton W. Lewis	45	Chief Operating Officer
Jill M. Maguire-Ward	42	Vice President of Human Resources
Michael Nelson	35	Chief Technology Officer
Nikesh S. Parekh	31	Director of Product Management
Scott Smith	39	Director of Agent Success
John Zdanowski	36	Chief Financial Officer
Robert D. Blank (1)	46	Director
Jon W. Gacek (1)(2)	43	Director
Nicolas J. Hanauer (2)(3)	45	Director
Frank M. (“Pete”) Higgins (2)(3)	47	Director
Richard A. Mendenhall (1)(3)	60	Director

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

Mark S. Powell founded HouseValues in May 1999. Mr. Powell served as our Chief Executive Officer from May 1999 through June 2003 and our President from May 1999 through January 2004. He has served as our Chairman of the Board since June 2003. From 1996 through 1999, Mr. Powell served as a real estate agent at Windermere Real Estate, a real estate brokerage firm. Prior to his work in the real estate industry, Mr. Powell worked for eight years at Valpak Direct Marketing Systems, Inc., a direct response marketing company, where he served as an account executive and a regular speaker at direct response marketing conventions, and he served for four years in the United States Coast Guard. Mr. Powell attended Boise State University.

Ian Morris has served as our Chief Executive Officer since June 2003 and our President and a director since April 2004. Mr. Morris joined HouseValues in June 2002 as Executive Vice-President of Marketing and Business Development and served as our Chief Operating Officer from September 2002 to May 2003. From 1997 to 2002, Mr. Morris served in a variety of positions for MSN HomeAdvisor, the online real estate business of Microsoft Corporation, a software and technology company, including Director of Marketing, Group Manager and General Manager. Mr. Morris holds an M.B.A. from Harvard Business School and a B.S. from Bryant College.

Jacqueline L. Davidson has served as our Vice President of Finance since November 2004. From February 2003 to November 2004, Ms. Davidson served as Chief Financial Officer of Larry’s Markets, Inc., a supermarket chain. From February 2001 to December 2002, she served as Vice President of Finance of Penford Corporation, a manufacturer of specialty natural-based ingredient systems. From November 1996 to February 2001, Ms. Davidson served as Vice President of Finance at The Cobalt Group, Inc., an online marketing business serving the automotive industry. Ms. Davidson holds a B.A. from Washington State University.

Gregg I. Eskenazi has served as our General Counsel and Secretary since March 2004. From December 1993 to March 2004, Mr. Eskenazi served in Microsoft’s legal department managing legal issues relating to product development, sales, marketing and distribution. While at Microsoft, Mr. Eskenazi also spent a significant amount of time handling Internet-related legal and regulatory issues, most recently serving as Associate General Counsel for the Consumer Group. Mr. Eskenazi holds a J.D. from the University of California, Hastings College of Law and a B.A. from Reed College.

Ken Hansen has led our sales department since October 2003, and currently serves as Vice President of Sales. From March 2002 to October 2003, Mr. Hansen served as Director of Sales for Onvia.com, an electronic commerce company that connects businesses with government agencies. From January 2001 to March 2002, Mr. Hansen served as Regional Sales Manager for Qwest Communications, a telecommunications company. From October 1998 to January 2001, he served as Regional Sales Manager for Staples Communications, the telecommunications subsidiary of Staples, Inc., an office supply company. Mr. Hansen holds a B.A. from Washington State University.

Clayton W. Lewis has served as our Chief Operating Officer since late September 2004. Prior to joining HouseValues, Mr. Lewis served in a variety of positions at Onvia.com, including serving as its President and Chief Operating Officer from December 2001 to September 2004, Vice President of Marketing from August 2000 to December 2001, Vice President of Business Affiliations from July 1999 to July 2000 and Director of Business Development from March 1999 to June 1999. Mr. Lewis holds a B.A. from the University of Washington.

Jill M. Maguire-Ward has served as our Vice President of Human Resources since November 2004. From June 1999 to December 2004, Ms. Maguire-Ward served as Vice President of Human Resources at Onyx Software Corporation, a customer management software company. Ms. Maguire-Ward holds a B.A. from Gonzaga University.

Michael Nelson has served as our Chief Technology Officer since September 2000. From June 1999 to September 2000, Mr. Nelson served as Vice President of Technology for Point.com, an online retailer of wireless phones and service plans. From August 1996 to June 1999, Mr. Nelson served as Senior Technology Consultant for SolutionsIQ, an information technology company. Mr. Nelson holds a B.A. from the University of Washington.

Nikesh S. Parekh has served as our Director of Product Management since August 2002. From July 2000 to August 2002, Mr. Parekh served as an Associate at Second Avenue Partners, a venture capital and management consulting firm. Mr. Parekh holds an M.B.A. from Harvard Business School and a B.A. from Harvard College.

Scott Smith has served as our Director of Agent Success since August 2002. From May 1987 to August 2002, Mr. Smith served as a Business Development Manager for Microsoft. Prior to working for Microsoft, Mr. Smith operated his own real estate-related company, developing land and building new homes. Mr. Smith holds a B.A. from Eastern Washington University.

John Zdanowski has served as our Chief Financial Officer since October 2003. In August 1999, Mr. Zdanowski co-founded Affinity Internet, Inc., a web hosting company. From August 1999 to September 2003, Mr. Zdanowski led operations, integration and mergers and acquisitions activities for Affinity Internet, serving as both Chief Operating Officer and Chief Financial Officer. From June 1998 to July 1999, Mr. Zdanowski served as the Director of Mergers and Acquisitions for Interliant Inc., a managed messaging and hosting security and consulting services company. Mr. Zdanowski holds an M.B.A. from Harvard Business School, an M.S. from Syracuse University, and a B.S. from Clarkson University.

Robert D. Blank has served as a director since April 2004. Mr. Blank has served as a Managing Director of William Blair Capital Partners, a private equity investment firm, since July 1998. Mr. Blank also serves as a Managing Director of Chicago Growth Partners, a private equity investment firm recently co-founded by Mr. Blank. Mr. Blank serves as a director of a number of privately held companies. Mr. Blank holds an M.B.A. from Northwestern University and a B.A. from Miami University.

Jon W. Gacek has served as a director since November 2004. Mr. Gacek currently serves as Chief Financial Officer and Executive Vice President—Finance and Operations of Advanced Digital Information Corporation, a publicly traded company that provides network storage subsystems, which he joined in November 1999. From 1996 to 1999, Mr. Gacek served as a partner at PricewaterhouseCoopers LLP, registered public accounting firm. Since September 2002, he has served as a director of Loud Technologies, Inc., a publicly traded musical equipment, manufacturing and recording company and is a member of the audit committee of the board of directors of Loud Technologies, Inc. Mr. Gacek holds a B.A. from Western Washington University.

Nicolas J. Hanauer has served as a director since December 2000. Since March 2000, Mr. Hanauer has served as a partner with Second Avenue Partners, which he co-founded. In 2000, Mr. Hanauer also founded and served as Chairman of Gear.com, an online sporting goods company, until its merger with Overstock.com in 2001. In addition, since 2001, Mr. Hanauer has been Co-Chairman and Chief Executive Officer of Pacific Coast Feather Company, a pillow and bedding manufacturing company. From 2000 to 2001, Mr. Hanauer served as Chief Strategy Officer of Pacific Coast Feather Company, and from 1990 to 2000, Mr. Hanauer served as their Executive Vice President, Sales and Marketing. In 1997, Mr. Hanauer co-founded aQuantive, Inc. (formerly Avenue A, Inc.), an Internet media company, where he served as Chief Executive Officer from June 1998 to September 1999. Mr. Hanauer currently serves as Chairman of the Board of aQuantive, Inc. and a number of privately held companies. Mr. Hanauer holds a B.A. from the University of Washington.

Frank M. (“Pete”) Higgins has served as a director since April 2004. Since March 2000, Mr. Higgins has served as a partner with Second Avenue Partners, which he co-founded. From 1983 to 1999, Mr. Higgins worked for Microsoft, most recently as Group Vice President of the Interactive Media Group. Mr. Higgins is a director of Advanced Digital Information Corporation and a number of privately held companies. Mr. Higgins also serves on the Board of Trustees of Stanford University. Mr. Higgins holds an M.B.A. from Stanford Business School and a B.A. from Stanford University.

Richard A. Mendenhall has served as a director since August 2004. Mr. Mendenhall has co-owned WMWorks, LLC, a real estate consulting firm, since 2004, and Resource Home Loans, a real estate mortgage firm, since 1995. Since 1991, Mr. Mendenhall has owned and served as a broker in a variety of real estate brokerage firms affiliated with RE/MAX International, Inc., a global real estate agency network. Since 1974, Mr. Mendenhall has owned Boone Realty Corporation, a real estate commercial brokerage firm. Mr. Mendenhall served as President of the National Association of Realtors in 2001. He also serves as director of a number of privately held companies. Mr. Mendenhall holds an M.A. and a B.S. from the University of Missouri.

Pursuant to an Amended and Restated Voting Agreement, dated April 22, 2004, as amended, among HouseValues, holders of our Series B convertible preferred stock, William Blair Capital Partners VII QP, L.P., William Blair Capital Partners VII, L.P. (collectively, the “WBCP Partnerships”) and certain other shareholders, the number of members of our board of directors has been set at seven. Under the terms of the agreement, specified parties have a right to designate one or more nominees for election to our board of directors, and the parties have agreed to vote or act with respect to their shares so as to elect:

•	HouseValues’ Chief Executive Officer; this board position is currently filled by Mr. Morris.

•	Mr. Powell, or his designee, as long as Mr. Powell continues to own an aggregate of at least 666,667 shares of our capital stock.

•	As long as the individual members of Second Avenue Partners hold an aggregate of at least one third of the shares of our Series B convertible preferred stock originally held by Second Avenue Partners, two individuals designated by the members of Second Avenue Partners; currently, Messrs. Hanauer and Higgins are such representatives on our board of directors.

•	As long as the WBCP Partnerships continue to own an aggregate of at least 2,190,862 shares of our common stock, one individual designated by the WBCP Partnerships; currently Mr. Blank is the WBCP Partnerships’ representative on our board of directors.

•	Two individuals designated by at least 75% of the other members of the board of directors (or at least two directors if the board of directors consists of only three directors); currently Mr. Gacek and Mr. Mendenhall serve in such capacity.

The agreement and the rights conveyed therein will terminate upon consummation of this offering.

Board Composition

There are currently seven members of our board of directors. In accordance with the terms of our articles of incorporation to be effective upon completion of this offering our board of directors will be divided into three classes as follows:

•	Class 1 will consist of Messrs. Mendenhall, Morris and Gacek, whose terms will expire at our annual shareholders meeting to be held in 2005;

•	Class 2 will consist of Messrs. Blank and Hanauer, whose terms will expire at our annual shareholders meeting to be held in 2006; and

•	Class 3 will consist of Messrs. Higgins and Powell, whose terms will expire at our annual shareholders meeting to be held in 2007.

At each annual meeting of shareholders after the initial classes are established, the successors to directors whose terms expire at that meeting will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Board Committees and Corporate Governance

With the exception of Mr. Powell, who formerly served as our President and Chief Executive Officer and currently serves as Chairman of the Board, and Mr. Morris, who currently serves as our President and Chief Executive Officer, respectively, all of our current directors are “independent” as that term is defined in the listing standards of the Nasdaq Stock Market.

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee is composed of Messrs. Hanauer, Higgins and Gacek. The audit committee assists the board of directors by overseeing our accounting and financial reporting processes and the audits of our financial statements and reviewing the financial information to be provided to our shareholders and others. Among other duties specified in its written charter, the audit committee:

•	selects, appoints and oversees the outside auditor, resolves disagreements between management and the outside auditor regarding financial reporting, approves the compensation of the outside auditor, and, as necessary, reviews and approves the discharge of the outside auditor;

•	pre-approves all audit and permissible non-audit services provided by our independent auditors;

•	considers and reviews with management any reports by management regarding the effectiveness of, or any deficiencies in, the design or operation of internal controls, any material weaknesses in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in internal control; and

•	reviews our audited financial statements, filing of reports with the Securities and Exchange Commission and earnings press releases prior to issuance, filing or publication.

Each of the committee members is independent in accordance with applicable Securities and Exchange Commission and Nasdaq listing standards. Our board of directors has determined that Mr. Gacek qualifies as an “audit committee financial expert” as defined under applicable rules of the Securities and Exchange Commission. In making this determination, our board of directors considered Mr. Gacek’s experience as a former partner of PricewaterhouseCoopers LLP and as a chief financial officer of a public company. The other members of our audit committee satisfy the financial literacy requirements for audit committee members under such rules and regulations.

Compensation Committee

Our compensation committee is composed of Messrs. Hanauer, Higgins and Mendenhall, none of whom is a member of our management team. The purpose of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation of our executive officers. The committee has overall responsibility for approving and evaluating compensation plans, policies and programs for our executive officers. Among other duties specified in its written charter, the compensation committee:

•	develops executive compensation philosophy and establishes and annually reviews and approves policies regarding executive compensation programs and practices;

•	reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation based on this evaluation;

•	reviews and approves annual compensation for the other executive officers;

•	establishes and administers annual and long-term incentive compensation plans for executive officers; and

•	administers our 1999 Stock Incentive Plan and 2004 Equity Incentive Plan.

Each of the committee members is independent in accordance with applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of Messrs. Blank, Mendenhall and Gacek, none of whom is a member of our management team. Among the principal functions of the nominating and corporate governance committee are to:

•	identify individuals qualified to become members of the board of directors;

•	approve and recommend director candidates to the board of directors;

•	develop, update as necessary and recommend to the board of directors corporate governance principles and policies applicable to us and monitor compliance with such principles and policies; and

•	establish, coordinate and review with the board of directors criteria and methods for evaluating board effectiveness.

Each of the committee members is independent in accordance with applicable Nasdaq listing standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Director Compensation

Other than Mr. Mendenhall and Mr. Gacek, none of our directors currently is compensated for service on the board of directors. In connection with Mr. Mendenhall’s appointment to our board of directors in August 2004, we granted him an option to acquire 20,000 shares of common stock at an exercise price equal to the fair market value of our common stock on the date of grant as determined by the board of directors. Such options are subject to a four-year vesting period, with 6.25% vesting at the completion of each quarter, subject to his continued service on the board of directors. In connection with Mr. Gacek’s appointment to our board of directors in November 2004, we granted him an option to acquire 50,000 shares of common stock at an exercise price equal to the fair market value of our common stock on the date of grant as determined by the board of directors. Such options are subject to a four-year vesting period, with 6.25% vesting at the completion of each quarter, subject to his continued service on the board of directors.

Upon completion of this offering, we intend to implement a director compensation plan to provide non-employee directors who are not serving on behalf of a principal shareholder with appropriate compensation for service on the board of directors and any committee of the board of directors. The amount of such compensation has not been determined, but we anticipate that it will be consistent with amounts paid by comparable public companies.

Executive Compensation

The following table sets forth information concerning the compensation received for services by each person who served as our Chief Executive Officer during the fiscal year ended December 31, 2003, the three other executive officers whose combined salary and bonus exceeded $100,000 for services rendered during the fiscal year ended December 31, 2003, and two persons who would have been included among the four most highly compensated executive officers had such persons served as executive officers as of December 31, 2003.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options	All Other Compensation
Ian Morris	2003	$196,250	$49,500	435,000	$—
President and Chief Executive Officer
Mark S. Powell (1)	2003	244,798	—	—	—
Chairman of the Board, former President and Chief Executive Officer
Michael Nelson	2003	151,583	70,935	—	—
Chief Technology Officer
Scott Smith	2003	110,352	7,500	—	—
Director of Agent Success
Michael G. Andrews (2)	2003	115,977	6,000	125,000	—
Former Vice President of Sales
Philip Davis (3)	2003	150,000	70,935	—	78,000
Former Executive Vice President of Operations
Robert Schulze (4)	2003	116,666	7,500	—	10,833
Former Vice President of Media

(1)	Mr. Powell served as our Chief Executive Officer until June 2003.
(2)	Mr. Andrews’s employment with us terminated on September 30, 2003.

(3)	Mr. Davis’s employment with us terminated on October 31, 2003. The amount listed in the “All Other Compensation” column consists of (a) $75,000 in severance payments and (b) $3,000 in COBRA payments, each pursuant to Mr. Davis’s transition and consulting agreement, as further described in “Management — Employment Agreements, Termination of Employment and Change in Control Agreements.”
(4)	Mr. Schulze’s employment with us terminated on December 31, 2003. The amount listed in the “All Other Compensation” column consists of $10,833 in severance payments provided under the terms of Mr. Schulze’s separation agreement. Under this agreement, we also loaned Mr. Schulze an aggregate of $60,724, evidenced by a full-recourse promissory note, the proceeds of which were used to exercise previously granted stock options, as further described in “Certain Relationships and Related Transactions.” Mr. Schulze repaid this loan in full in November 2004.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2003 to the executive officers named in the summary compensation table.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003 (1)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
					5%	10%
Ian Morris (3)	435,000	41.7%	$2.50	06/25/13	$683,923	$1,733,195
Mark S. Powell	—	—	—	—	—	—
Michael Nelson	—	—	—	—	—	—
Scott Smith	—	—	—	—	—	—
Michael G. Andrews (4)	125,000	12.0	2.50	03/27/13	—	—
Philip Davis	—	—	—	—	—	—
Robert Schulze	—	—	—	—	—	—

(1)	Based on a total of options to purchase 1,042,000 shares granted to employees during fiscal year 2003.
(2)	The dollar amounts under these columns are the result of calculations at the 5% and 10% rates required by applicable regulations of the Securities and Exchange Commission and are therefore not intended to forecast possible future appreciation, if any, of the common stock price. Assumes all options are exercised at the end of their respective ten-year terms. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions, as well as the option holders’ continued employment through the vesting period. The amounts reflected in this table may not be achieved.
(3)	The material terms of Mr. Morris’s options are further described in “Management — Employment Agreements, Termination of Employment and Change in Control Agreements.”
(4)	Mr. Andrews’s employment with us terminated on September 30, 2003. Prior to his termination, Mr. Andrews held options to purchase 125,000 shares of our common stock. Though initially scheduled to expire in 2013, these options terminated prior to the end of 2003 pursuant to their terms due to the termination of Mr. Andrews’s employment.

Fiscal Year-End Option Values

The following table sets forth information regarding unexercised stock options held by the executive officers named in the summary compensation table as of December 31, 2003. None of the named executive officers exercised any stock options during fiscal year 2003.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Ian Morris	297,937	802,063	$3,873,181	$10,209,319
Mark S. Powell	—	—	—	—
Michael Nelson	243,750	56,250	3,639,188	839,813
Scott Smith	15,625	34,375	199,219	438,281
Michael G. Andrews (2)	—	—	—	—
Philip Davis	400,000	—	5,939,000	—
Robert Schulze	151,811	—	2,216,441	—

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on the initial public offering price of $15.00 per share, minus the per share option exercise price, multiplied by the number of shares exercisable upon exercise of the option.
(2)	Mr. Andrews’s employment with us terminated on September 30, 2003. Prior to his termination, Mr. Andrews held options to purchase 125,000 shares of our common stock. These options expired pursuant to their terms.

Employment Agreements, Termination of Employment and Change in Control Agreements

Ian Morris Employment Agreement.    On May 13, 2004, we entered into an employment agreement with our Chief Executive Officer, Ian Morris. Under the terms of the agreement, Mr. Morris is entitled to an annual base salary of $210,000, with the ability to earn 30%-75% of his base salary pursuant to our management bonus program, as determined by our board of directors. The agreement provides that Mr. Morris is an at-will employee. If Mr. Morris’s employment is terminated without “cause,” or if he resigns for “good reason,” both as defined in the agreement, he will be entitled to receive the following benefits: (i) termination payments equal to twelve months’ annual base salary payable in 24 semi-monthly installments, (ii) any unpaid base salary that has accrued for services already performed as of the date of termination, (iii) a severance bonus equal to 100% of the most recent annual bonus paid to him, and (iv) continuation of COBRA coverage until termination or expiration in accordance with the terms of our basic health insurance program. In addition, if Mr. Morris resigns for “good reason,” all unvested outstanding options to purchase shares of our common stock granted on or prior to the date of the agreement shall become 100% vested and exercisable on the date of termination. In the event that we terminate his employment without “cause,” all unvested options that would have been exercisable on the fourth quarterly vesting date following his termination shall be deemed vested and exercisable as of the date of termination.

Philip Davis Transition and Consulting Agreement.    On May 14, 2003, we entered into a transition and consulting agreement with Philip Davis, our former Executive Vice President of Operations. Pursuant to the terms of the agreement, Mr. Davis agreed to continue his employment with HouseValues from May 14, 2003 until such time as we had hired and trained a new chief financial officer, at which point Mr. Davis’s employment would terminate. We agreed to provide Mr. Davis with a monthly salary of $12,500 and continued medical, dental and vision coverage through the date of termination. Provided that he adhere to the terms of the transition and consulting agreement, we agreed to provide Mr. Davis: (i) $12,500 per month through the date of termination (to the extent not already paid), (ii) severance payments of $12,500 per month for a period of six months after the date of termination, (iii) $500 per month in COBRA payments for continued health care coverage for a period of six months after the date of termination, and (iv) immediate vesting of all outstanding options to purchase shares of our common stock that were granted to Mr. Davis on October 20, 2000 and February 26, 2001. Subject to certain conditions, HouseValues also agreed to retain Mr. Davis as a consultant for a non-terminable term of five years at a minimum rate of $400 per quarter.

Change in Control Arrangements.    We have entered into stock option letter agreements with certain of our current executive officers, including our chief executive officer. Pursuant to these agreements, in the event of certain corporate transactions, such as a merger or sale of assets, 50% of the unvested portion of the options subject to these agreements will automatically become vested and exercisable, and the remaining portion of these options will vest in equal quarterly increments over the shorter of (i) two years immediately following such corporate transaction or (ii) the amount of time remaining under the option’s original vesting schedule. Options to purchase an aggregate of 1,680,000 shares of our common stock are subject to these agreements.

Stock-Based Plans

1999 Stock Incentive Plan

Our 1999 Stock Incentive Plan, or the 1999 Plan, was initially adopted by our board of directors and approved by our shareholders in November 1999. Upon completion of this offering, no further awards will be made under the 1999 Plan. The 1999 Plan provides for the grant of stock options and stock and stock unit awards, which may be granted to officers, directors, employees, consultants, agents, advisors and independent contractors who provide services to us and our affiliated companies.

Administration.    The compensation committee of our board of directors administers the 1999 Plan. Subject to the terms of the 1999 Plan, the plan administrator determines all matters relating to awards granted under the 1999 Plan, including the selection of individuals to be granted awards, the type of awards to be granted, the number of shares subject to an award, and all terms, conditions, restrictions and limitations of awards. In addition, the plan administrator has the authority to interpret the 1999 Plan and to change rules and regulations of general application to the administration of the 1999 Plan.

Number of shares reserved for issuance.    As of September 30, 2004, an aggregate of 3,852,867 shares of common stock are reserved for issuance under the 1999 Plan. As of September 30, 2004, outstanding options to purchase a total of 3,663,563 shares of our common stock were held by participants under the 1999 Plan, and 189,304 shares remained available for grant. In the event of a stock split, stock dividend or similar transaction, the number of shares and the exercise price of outstanding awards will be appropriately adjusted. Shares issued under the 1999 Plan may be authorized and unissued shares or shares now held or subsequently acquired by us.

Stock options.    The 1999 Plan provides for the grant of nonqualified stock options and incentive stock options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code. The plan administrator determines the exercise price for stock options, which for incentive stock options generally may not be less than 100% of the fair market value of the common stock on the date of grant. Unless otherwise provided in the instrument evidencing a stock option, stock options granted under the 1999 Plan vest and become exercisable at the rate of 25% on the first anniversary of the vesting commencement date and an additional 6.25% each additional three-month period thereafter, for full vesting four years from the vesting commencement date. Unless otherwise provided in the instrument evidencing a stock option, stock options granted under the 1999 Plan have a term of ten years from the date of grant.

Unless otherwise provided in the instrument evidencing a stock option, if an optionee’s relationship with us or any of our affiliates ceases for any reason other than cause, death, disability or retirement, the optionee may exercise any vested stock options for a period of three months from the date such service relationship ends. Unless otherwise provided in the instrument evidencing a stock option, if an optionee’s service relationship with us or any of our affiliates ceases due to retirement, disability or death, the optionee, or the optionee’s beneficiary, may exercise any vested stock options for a period of one year after the date such service relationship ends. In the event an optionee dies after termination of service but while his or her stock options are otherwise exercisable, the optionee’s beneficiary may exercise vested stock options for a period of one year from the date of death. If an optionee is terminated for cause, his or her stock option will automatically expire, unless the plan administrator determines otherwise. In no event may a stock option be exercised after the expiration of its term, as set forth in the instrument evidencing the stock option.

Optionees may exercise stock options by payment of the exercise price in cash or check or, unless otherwise determined by the plan administrator, by any combination of (i) cash or check, (ii) tendering shares of common stock already owned by the optionee for at least six months (or any shorter period necessary to avoid a charge to our earnings for financial reporting purposes), (iii) if and so long as the common stock is registered, by broker-assisted cashless exercise or (iv) such other consideration as the plan administrator may permit.

Stock awards.    The plan administrator is authorized to make awards of common stock or awards denominated in units of common stock under the 1999 Plan, on such terms and conditions and subject to such restrictions, if any (which may be based on continuous service with us or the achievement of performance goals), as the plan administrator may determine in its sole discretion.

Corporate transactions.    Unless otherwise provided in the instrument evidencing a stock option, in the event of certain corporate transactions, such as a merger or sale of assets, each outstanding stock option will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for outstanding stock options, such stock options will become fully vested and exercisable. If awards are assumed, continued or substituted for in the corporate transaction and do not otherwise accelerate, an optionee (i) will be credited with additional vesting on a monthly basis for each full month of employment or service rendered between the date such award was granted and the corporate transaction and (ii) will be credited with an additional six months of continuous employment or service with us or one of our affiliates for purposes of the award’s vesting schedule in the event the optionee’s employment or service relationship terminates within two years following the corporate transaction, unless the optionee is terminated by the successor corporation for cause or the optionee terminates his or her services voluntarily without good reason. Stock options granted to certain of the executive officers named in the Summary Compensation Table are subject to additional acceleration provisions, as described in “Management — Employment Agreements, Termination of Employment and Change in Control Agreements.”

Unless otherwise provided in the instrument evidencing a stock award, in the event of a corporate transaction, the vesting of shares subject to a stock award will accelerate and the forfeiture provisions for such award will lapse, if and to the same extent that the vesting of outstanding stock options accelerates. If unvested stock options are to be assumed, continued or substituted for by the successor corporation without acceleration, the forfeiture provisions to which stock awards are subject will continue with respect to shares of the successor corporation that may be issued in exchange for such shares.

Term, termination and amendment.    The 1999 Plan has no fixed expiration date, but no incentive stock options may be granted more than ten years after the later of the 1999 Plan’s adoption by the board of directors or the adoption by the board of directors of any amendment that constitutes the adoption of a new plan for purposes of Section 422 of the Internal Revenue Code. The board of directors may suspend, terminate or amend the 1999 Plan at any time, except that, to the extent required for compliance with Section 422 of the Internal Revenue Code or any applicable law or regulation, shareholder approval is required for any amendment that would (i) increase the total number of shares available for issuance, (ii) modify the class of persons eligible to receive stock options or (iii) otherwise require shareholder approval under any applicable law or regulation.

2004 Equity Incentive Plan

Our board of directors and shareholders have approved the 2004 Equity Incentive Plan, or the 2004 Plan, which will become effective upon completion of this offering. The 2004 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units and other stock and cash incentives, which may be granted to officers, directors, employees, consultants, agents, advisors and independent contractors who provide services to us and our affiliated companies.

Administration.    The 2004 Plan will be administered by the compensation committee of our board of directors or such other committee or committees selected by our board of directors. The committee will have the authority to administer and interpret the 2004 Plan, including, among other things, the power to select individuals to whom awards will be granted, to determine the types of awards and the number of shares subject to each award, to set the terms and conditions of such awards, to cancel or suspend awards, establish whether and the extent to which awards may be transferred and to establish procedures pursuant to which the payment of awards may be deferred. To the extent permitted by law, our board of directors may delegate to one or more of our senior executive officers the right to grant awards within limits specifically prescribed by our board of directors.

Number of shares reserved for issuance.    The 2004 Plan will authorize the issuance of up to 1,500,000 shares of our common stock, plus an automatic annual increase, to be added on the first day of our fiscal year beginning in 2005, equal to the least of (i) 700,000 shares, (ii) 3% of the outstanding common stock at the end of the immediately preceding year and (iii) a lesser amount as may be determined by our board of directors. In addition, shares available for grant under the 1999 Plan upon completion of this offering will become available for grant under the 2004 Plan, as will shares subject to options granted under the 1999 Plan outstanding upon completion of this offering that expire or are otherwise cancelled without being exercised. Shares issued under the 2004 Plan will be drawn from authorized and unissued shares. The committee may adjust the aggregate number of shares or the number of shares subject to awards under the 2004 Plan in the event of a change affecting our common stock, such as stock dividends, stock splits, recapitalization, reorganization or mergers.

Shares of common stock covered by an award granted under the 2004 Plan will not be counted as used unless and until they are actually issued and delivered to a participant. Shares relating to awards granted under the 2004 Plan that lapse, expire, terminate or are canceled, forfeited or settled for cash, or otherwise terminated and shares withheld by or tendered to us in connection with the exercise of an option or other award granted under the 2004 Plan or in connection with the satisfaction of tax withholding obligations relating to awards are available for grant under the 2004 Plan. Awards that we grant as substitute awards in connection with acquisition transactions will not reduce the number of shares authorized for issuance under the 2004 Plan. In addition, in the event an acquired entity has shares available for grant under one or more pre-existing plans not adopted in contemplation of the acquisition, then, to the extent determined by our board of directors or the committee, those shares (as adjusted using the exchange ratio in the transaction, to the extent appropriate) may be used for awards under the 2004 Plan and will not reduce the number of shares authorized for issuance under the 2004 Plan, except that awards using those shares may not be made after the date awards could have been made under the original terms of the pre-existing plans and may only be made to individuals who were not our employees or directors or employees or directors of any of our affiliated companies prior to the acquisition.

Stock options.    The 2004 Plan provides for the grant of nonqualified stock options and incentive stock options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code. The committee determines the exercise price for stock options, which for incentive stock options generally may not be less than 100% of the fair market value of the stock on the date of grant, except for awards that we grant as substitute awards in connection with acquisition transactions. The committee will fix the term of each stock option, but unless otherwise specified by the committee, no stock option under the 2004 Plan will be exercisable more than ten years after the stock option is granted. Unless otherwise provided in the instrument evidencing a stock option, 25% of a stock option vests one year after the vesting commencement date and an additional 6.25% of the stock option vests after each additional three-month period of continuous service thereafter, for full vesting after four years.

Optionees may exercise stock options by payment of the exercise price in a form or combination of forms acceptable to the committee, which may include (i) cash, check or wire transfer, (ii) tendering shares of common stock already owned by the optionee for at least six months (or any shorter period necessary to avoid a charge to our earnings for financial reporting purposes), (iii) if and so long as the common stock is registered and to the extent permitted by law, by broker-assisted cashless exercise or (iv) such other consideration as the committee may permit.

Unless otherwise provided in the instrument evidencing a stock option, a participant will generally be able to exercise the vested portion of his or her stock option for (i) three months following his or her termination for reasons other than cause, retirement, death or disability and (ii) one year following his or her termination due to retirement, death or disability. If a participant dies after termination but while a stock option is otherwise exercisable, the participant’s beneficiary will generally be able to exercise the vested portion of the stock option for one year following the participant’s death. If a participant is terminated for cause, all stock options generally will automatically expire. In no event may a stock option be exercised later than the expiration of its term.

Stock appreciation rights.    Stock appreciation rights, or SARs, may be granted alone or in addition to other awards and may, but need not, relate to a specific stock option granted under the 2004 Plan. Upon exercise of a SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the grant price of the SAR. The committee may impose any conditions or restrictions on the exercise of a SAR as it deems appropriate. Payment upon such exercise may be in cash, stock, in any combination of cash or stock or in any other manner approved by the committee. Any related option will no longer be exercisable to the extent the SAR has been exercised, and the related SAR will generally be canceled to the extent the stock option has been exercised.

Stock awards, restricted stock and stock units.    The committee may grant awards of shares of common stock or awards designated in units of common stock that are subject to repurchase or forfeiture restrictions, if any, which may be based on continuous service with us or the achievement of specified performance criteria, as determined by the committee. Until the lapse of the restrictions, participants may not dispose of their restricted stock. The committee, in its sole discretion, may waive the repurchase or forfeiture period and any other terms, conditions or restrictions on restricted stock and stock units under such circumstances and subject to such terms and conditions as the committee deems appropriate. Stock units may be paid in stock, cash or in a combination of stock and cash.

Performance shares and performance units.    The committee may grant performance shares, which are units valued by reference to shares of our common stock, and performance units, which are units valued by reference to property other than our common stock. Performance criteria relating to any performance share or performance unit award are determined by the committee. Performance share or performance unit awards may be paid in stock, cash or other property or in any combination of cash, stock and other property, in the discretion of the committee.

Other stock or cash awards.    The committee also will be authorized to grant to participants other incentives payable in cash or in shares of common stock subject to terms and conditions determined by the committee.

Corporate transactions.    Unless the committee provides otherwise, in the event of certain corporate transactions, such as a merger or sale of assets, each outstanding stock option, stock appreciation right and restricted stock or stock unit award generally will automatically accelerate and become fully vested and, to the extent applicable, exercisable immediately before the corporate transaction, unless the award is assumed, continued or replaced with a comparable award by the successor entity or the parent of the successor entity. Any stock option, stock appreciation right and restricted stock or stock unit award that is assumed, continued or replaced with a comparable award in the corporate transaction will retain its original vesting schedule. Unless otherwise provided by the committee, in the event of a corporate transaction, all performance shares or performance units earned and outstanding will be payable in full at the target level in accordance with the payout schedule provided in the award agreement, and any remaining performance shares or performance units for which the payout level has not been determined will be prorated at the target payout level up to and including the date of the corporate transaction and will be payable in full at the target level in accordance with the payout schedule provided in the award agreement. Notwithstanding the above, we may instead provide that awards will be terminated and exchanged for cash in connection with a corporate transaction, either to the extent then vested and exercisable or whether or not then vested and exercisable, as determined by the committee in its sole discretion.

Term, termination and amendment.    Unless terminated earlier by our board of directors, the 2004 Plan will terminate ten years after the completion of this offering. Our board of directors or the committee may generally amend, suspend or terminate all or a portion of the 2004 Plan at any time, as long as any rights of a participant are not materially adversely affected without the participant’s consent, subject to shareholder approval to the extent required by law or by Nasdaq Stock Market listing standards or other regulatory requirements. The committee may amend the terms of any award granted, prospectively or retroactively, but cannot materially adversely affect the rights of any participant without the participant’s consent.

401(k) Plan

We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may make pre-tax contributions through payroll deduction up to the maximum amount allowed by law, which is $13,000 in 2004. Under the deferred savings retirement plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the deferred savings retirement plan’s trustee. The deferred savings retirement plan also permits us to make discretionary contributions (including matching contributions), subject to established limits and a vesting schedule. As of September 30, 2004, we had made no contributions under the deferred savings retirement plan.

Limitations on Director and Officer Liability and Indemnification

Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director shall be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as one of our directors, except liability for:

•	acts or omissions involving intentional misconduct or knowing violations of law;

•	unlawful distributions; or

•	transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

Our bylaws also provide that we shall indemnify any individual who is made a party to a proceeding because of that individual’s position as a director or officer or, in certain circumstances, an employee. In addition, we must pay or reimburse reasonable expenses incurred by that individual in advance of the final disposition of the proceeding to the fullest extent permitted by applicable law. Any repeal of or modification to our articles of incorporation or bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

In addition, we maintain a liability insurance policy, pursuant to which our directors and officers may be insured against certain liabilities they incur for serving in their capacities as directors and officers of our company.

We believe that the limitation of liability provision in our articles of incorporation, the indemnification provisions in our bylaws and the liability insurance policy that we intend to purchase will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage a shareholder from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mark Powell Sales of Common Stock

WBCP Partnerships

Robert D. Blank, one of our directors, serves as a Managing Director of the WBCP Partnerships. On April 22, 2004, the WBCP Partnerships purchased 6,572,586 shares of our common stock from Mr. Powell, our founder and Chairman of the Board, and Boxstar LLC, a Washington limited liability company of which Mr. Powell and his wife, Jo Powell, are members, at a purchase price of $2.20 per share, or $14,459,689 in the aggregate. Pursuant to a Right of First Refusal and Co-Sale Agreement dated December 18, 2000, holders of our Series B convertible preferred stock were offered the right to purchase or sell shares of common stock as part of this investment by the WBCP Partnerships. In connection with this transaction, we entered into a Stock Purchase Agreement with the WBCP Partnerships, Mr. Powell, and those holders of Series B convertible preferred stock that elected to purchase or sell shares of our common stock under the agreement, culminating in an aggregate transfer of 6,960,314 shares of common stock at an aggregate sale price of $15,312,691. Under the terms of the Stock Purchase Agreement, we granted certain rights to the WBCP Partnerships, including voting, registration, board designation and separate approval rights. Such rights, other than certain registration rights described in “Description of Our Capital Stock,” will terminate upon the completion of this offering.

Second Avenue Partners

Two of our directors, Messrs. Hanauer and Higgins, serve as partners of Second Avenue Partners. Pursuant to a Stock Transfer and Security Agreement dated as of January 29, 2002, Mr. Powell sold 700,000 shares of our common stock to Second Avenue Partners and certain other holders of our Series A and Series B convertible preferred stock at a purchase price of $2.00 per share, or $1,400,000 in the aggregate. In connection with this transaction, Mr. Powell entered into an Escrow Agreement with HouseValues and Second Avenue Partners, pursuant to which he pledged and deposited in escrow 5,600,000 shares of HouseValues common stock to secure his guarantee to each purchaser of a minimum return on each share of at least two times the purchase price for each share purchased. If a liquidity event, including an initial public offering, occurs at a price equal to or exceeding the guaranteed minimum return, all escrowed shares shall be released to Mr. Powell, and the Escrow Agreement shall terminate. The Escrow Agreement was amended and restated in July 2004 in connection with Mr. Powell’s sale of common stock to the WBCP Partnerships, whereby Second Avenue Partners agreed to facilitate the sale by releasing an aggregate of 3,600,000 of the pledged escrowed shares in exchange for the deposit by Mr. Powell of $750,000 into escrow. Mr. Powell granted Second Avenue Partners as representative of the other purchasers a first priority interest in the pledged cash. An aggregate of 2,000,000 shares previously pledged by Mr. Powell remain subject to the amended and restated Escrow Agreement. Prior to the final amendment and restatement of the Escrow Agreement, we temporarily held the $750,000 deposit in trust, and all interest earned thereon was credited to the account of Mr. Powell. The Escrow Agreement will terminate upon the completion of this offering, with the shares and funds and all interest thereon returned in full to Mr. Powell.

On August 24, 2004, Second Avenue Partners distributed its shares of HouseValues stock to its partners on a pro rata basis. In connection with this distribution, the Amended and Restated Voting Agreement of April 22, 2004 was amended to provide that so long as the individual partners of Second Avenue Partners hold an aggregate of at least one third of the shares of our Series B convertible preferred stock held by Second Avenue Partners on April 22, 2004, such partners would have the right to designate two members of our board of directors. This voting agreement will terminate upon completion of this offering. We and several of our significant shareholders also agreed with Second Avenue Partners that we would upon the reasonable request of Second Avenue Partners amend the voting agreement and our other principal shareholder agreements to ensure that the rights and obligations of Second Avenue Partners under those agreements would inure to the benefit of and be binding upon the individual partners of Second Avenue Partners.

Robert Schulze Loan

On December 31, 2003, we entered into a separation agreement with Robert Schulze. In connection with this agreement, in exchange for Mr. Schulze’s commitment to extend the terms of certain non-solicitation, non-competition and other agreements from one year to four years, we entered into a Pledge and Security Agreement, dated March 23, 2004, whereby we loaned Mr. Schulze an aggregate amount of $60,724 evidenced by a full-recourse promissory note that was applied to his exercise of previously granted incentive stock options. The principal value of the promissory note, together with interest accrued at a rate equal to the higher of (i) 8% per year and (ii) the rate necessary to avoid imputation of interest for federal income tax purposes, is due and payable on the earlier of December 31, 2007 or the occurrence of a liquidity event (including this offering). As security for repayment of the promissory note, Mr. Schulze granted us a security interest in the shares of common stock obtained through the exercise of his stock options. Mr. Schulze repaid the loan in full in November 2004.

Employment of Jo Powell

From October 1999 to January 2004, Jo Powell, the wife of Mark S. Powell, was employed in a variety of positions for HouseValues, including Director of Events, Vice President of Sales, Vice President of Agent Marketing and Director of Sales. We paid Ms. Powell a combined salary and bonus of $93,894 in 2001, $149,583 in 2002, $133,917 in 2003 and $27,500 in 2004. On October 20, 2000, Ms. Powell was also granted an option to purchase 75,000 shares of our common stock at an exercise price of $0.07 per share, which she exercised in full on January 30, 2004.

Employment of Ian Bernard

Ian Bernard, the stepson of Mark S. Powell, has been employed as an Account Executive at HouseValues since July 2000. We paid Mr. Bernard a combined salary and bonus of $44,044 in 2001, $71,965 in 2002, $88,188 in 2003 and $96,047 in the nine months ended September 30, 2004. On June 30, 2004, Mr. Bernard was also granted an option to purchase 4,000 shares of our common stock at an exercise price of $2.20 per share.

Consulting Arrangements With Two Directors

On May 4, 2000, we issued a warrant to purchase 166,667 shares of our common stock with an exercise price of $0.50 per share to Mr. Higgins and a warrant to purchase 166,667 shares of our common stock with an exercise price of $0.50 to Mr. Hanauer. The warrants were issued in consideration for consulting services provided to us, pursuant to which Messrs. Higgins and Hanauer provided strategic and operational planning advice. Each warrant vested 30% on the date of issuance, 5% each month for the period from April 1, 2000 to April 1, 2001, and the remaining balance vested on March 31, 2002. These warrants were exercised in full in September 2004. Neither Mr. Higgins nor Mr. Hanauer currently provides consulting services to us. See note 11 of notes to our consolidated financial statements for additional details about these warrants.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our common stock as of September 30, 2004, and as adjusted to reflect the sale of common stock in this offering, by:

•	each person or group known by us to own beneficially more than 5% of our common stock;

•	each selling shareholder;

•	each of our directors;

•	each of our current executive officers and those executive officers listed in the Summary Compensation Table; and

•	all of our current directors and executive officers as a group.

As of September 30, 2004, assuming conversion of all outstanding shares of preferred stock, we had 20,647,133 shares of common stock outstanding and 94 shareholders of record. Immediately following the completion of this offering, there will be an additional 4,166,667 shares of common stock outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after September 30, 2004 are deemed outstanding but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The table below assumes the conversion of all shares of our preferred stock into shares of our common stock immediately prior to the completion of this offering. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. This table assumes no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o HouseValues, Inc., 15 Lake Bellevue Drive, Suite 100, Bellevue, Washington 98005.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares to Be Sold in Offering	Percentage of Shares Beneficially Owned
			Before the Offering	After the Offering
5% Shareholders:
William Blair Capital Partners VII QP, L.P. William Blair Capital Partners VII, L.P.(1) 303 West Madison Street, Suite 2500 Chicago, IL 60606	6,572,586	—	31.8%	26.5%

Selling Shareholders: (2)
Dean J. and Renae E. Brooks	100,000	21,214	*	*
Larry H. and Sue S. Cowan	66,667	56,571	*	*
CP II, LLC (3)	69,633	59,088	*	*
Kenneth S. Glass	310,000	33,943	1.5	1.1
Michael J. Goldfarb	125,000	26,517	*	*
Keith D. Grinstein (4)	769,972	106,070	3.7	2.7
IMATCH LLC (5)	54,637	16,971	*	*
Mabel A. M. Johnston	22,222	10,371	*	*
Craig E. Kinzer	125,340	97,873	*	*
James A. Malcolm	50,000	16,971	*	*
Byron B. McCann	70,000	29,700	*	*
John Meisenbach (6)	184,722	76,371	*	*
Alex Modelski (7)	83,492	11,449	*	*
David R. Moffett	59,637	12,729	*	*
Richard J. Padden	60,706	6,364	*	*
Michael B. Slade (8)	458,319	63,642	2.2%	1.6%
Stuart M. Sloan	470,833	399,530	2.3	*
Martin R. Taucher	140,000	11,880	*	*

Name of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares to Be Sold in Offering	Percentage of Shares Beneficially Owned
			Before the Offering	After the Offering
TWB Investment Partnership, L.P. (9)	100,000	42,428	*	*
TWB Investment Partnership (10)	192,629	81,728	*	*
Washington Park Ventures LLC (11)	383,369	84,856	1.9	1.2

Directors and Executive Officers:
Michael G. Andrews (12)	—	—	—	—
Robert D. Blank (13)	6,572,586	—	31.8	26.5
Jacqueline L. Davidson (14)	—	—	—	—
Gregg Eskenazi (15)	15,000	—	*	*
Philip Davis (16)	400,000	127,284	1.9	1.1
Jon W. Gacek	—	—	—	—
Nicolas J. Hanauer (17)	1,833,668	296,996	8.9	6.2
Ken Hansen (18)	18,750	—	*	*
Frank M. (“Pete”) Higgins (19)	1,606,043	254,471	7.8	5.4
Clayton W. Lewis	—	—	—	—
Jill M. Maguire-Ward (20)	—	—	—	—
Richard A. Mendenhall (21)	1,250	—	—	—
Ian Morris (22)	572,500	49,217	2.7	2.1
Michael Nelson (23)	325,000	25,457	1.6	1.2
Nikesh Parekh (24)	39,375	—	*	*
Mark S. Powell (25)	2,820,079	—	13.7	11.4
Robert Schulze (26)	151,811	63,642	*	*
Scott Smith (27)	28,125	—	*	*
John Zdanowski (28)	40,000	—	*	*
All directors and executive officers as a group (16 persons) (29)	13,872,376	626,141	65.2	52.1

*	less than one percent.
(1)	Represents 6,328,679 shares of common stock held by William Blair Capital Partners VII QP, L.P. and 243,907 shares of common stock held by William Blair Capital Partners VII, L.P. (such entities collectively referred to as the “WBCP Partnerships”). William Blair Capital Management VII, L.P. is the general partner of the WBCP Partnerships. William Blair Capital Management VII, L.L.C. is the general partner of William Blair Capital Management VII, L.P. William Blair Capital Management VII, L.L.C., through a seven-person board of managers composed of certain of its members, has voting and dispositive authority over the shares held by the WBCP Partnerships. Decisions of the board of managers are made by a majority vote of its members and, as a result, no single member of the board of managers has voting or dispositive authority over the shares. Robert D. Blank, one of our directors, and Timothy Burke, David G. Chandler, John Ettelson, Robert P. Healy, Dr. Arda Minocherhomjee and Timothy M. Murray are the members of the board of managers and each disclaims beneficial ownership of the shares held by the WBCP Partnerships except to the extent of his pecuniary interest therein.
(2)	Additional selling shareholders that are directors or named executive officers of HouseValues are identified under the heading “Directors and Executive Officers.” If the underwriters’ over-allotment option is exercised in full, selling shareholders will sell, pro rata, an aggregate of 312,500 additional shares.
(3)	Craig E. Kinzer, the beneficial owner of all of the equity securities of CP II, LLC, has voting and dispositive authority with respect to the shares held by CP II, LLC.
(4)	Mr. Grinstein serves as a partner of Second Avenue Partners, a venture capital and management consulting firm that has entered into various agreements with HouseValues within the past three years, as described in “Management” and “Certain Relationships and Related Transactions.”
(5)	Voting and dispositive authority with respect to the shares is shared by Daren Casey and Brad Marshall, the equity owners of IMATCH LLC.
(6)	Mr. Meisenbach is the owner and serves as president of MCM, a Meisenbach Company, a financial services company which provides brokerage services for employee benefits to HouseValues. Mr. Meisenbach belongs to a group of insurance brokerages that are NASD affiliates for the sole purpose of brokering variable life insurance products. He has represented to us that he purchased the shares he is selling in the ordinary course of his investment activities and that at the time of his purchases he had no agreements or understandings, directly or indirectly, with any person to distribute the shares.
(7)	Mr. Modelski has provided legal services and served as outside counsel to HouseValues within the past three years, as described in note 15 of the notes to consolidated financial statements.

(8)	Mr. Slade serves as a partner of Second Avenue Partners, a venture capital and management consulting firm that has entered into various agreements with HouseValues within the past three years, as described in “Management” and “Certain Relationships and Related Transactions.”
(9)	TWB Investment Partnership, L.P. is an entity affiliated with Perkins Coie LLP, a law firm that provides legal services to HouseValues. Voting and dispositive authority with respect to the shares is shared by members of an investment committee currently consisting of the following partners of Perkins Coie LLP: Robert Giles, Steven Yentzer, David Clarke, Al Gidari, Donald Kari, Roy Tucker, Edward Wes and Ralph L. Arnheim.
(10)	TWB Investment Partnership is an entity affiliated with Perkins Coie LLP, a law firm that provides legal services to HouseValues. Voting and dispositive authority with respect to the shares is shared by members of an investment committee currently consisting of the following partners of Perkins Coie LLP: Robert Giles, Steven Yentzer, David Clarke, Al Gidari, Donald Kari, Roy Tucker, Edward Wes and Ralph L. Arnheim.
(11)	Voting and dispositive authority with respect to the shares is shared by Doug Bevis and Lynne J. Bevis, the equity owners of Washington Park Ventures LLC.
(12)	Mr. Andrews is a former executive officer of HouseValues.
(13)	Represents 6,328,679 shares of common stock held by William Blair Capital Partners VII QP, L.P. and 243,907 shares of common stock held by William Blair Capital Partners VII, L.P. Mr. Blank is a Managing Director of William Blair Capital Management VII, L.P. and, in this capacity, could be deemed to have beneficial ownership of the shares owned by William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P.
(14)	Ms. Davidson was hired as Vice President of Finance of HouseValues in November 2004.
(15)	Includes 15,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004.
(16)	Includes 100,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004. Mr. Davis is a former executive officer of HouseValues. His termination agreement is described under “Employment Agreements, Termination of Employment and Change in Control Agreements.”
(17)	Mr. Hanauer serves as a partner of Second Avenue Partners, a venture capital and management consulting firm that has entered into various agreements with HouseValues within the past three years, as described in “Management” and “Certain Relationships and Related Transactions.”
(18)	Includes 18,750 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004.
(19)	Mr. Higgins serves as a partner of Second Avenue Partners, a venture capital and management consulting firm that has entered into various agreements with HouseValues within the past three years, as described in “Management” and “Certain Relationships and Related Transactions.”
(20)	Ms. Maguire-Ward was hired as Vice President of Human Resources of HouseValues in November 2004.
(21)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004.
(22)	Includes 422,500 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004. Mr. Morris currently serves as Chief Executive Officer of HouseValues, as described in “Management.” His change in control agreement is described under “Employment Agreements, Termination of Employment and Change in Control Agreements.”
(23)	Includes 100,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004. Mr. Nelson currently serves as an executive officer of HouseValues, as described in “Management.”
(24)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004.
(25)	Includes 686,412 shares of common stock held by Boxstar, LLC, a Washington limited liability company of which Mark S. Powell is a co-member, and 60,000 shares of common stock issued in the name of Mr. Powell’s spouse. Also includes 2,000,000 shares subject to an escrow agreement, as described more fully in “Certain Relationships and Related Transactions.”
(26)	Mr. Schulze is a former executive officer of HouseValues. All shares held by Mr. Schulze are subject to a Pledge and Security Agreement in favor of HouseValues as security for the repayment of a full-recourse promissory note issued by HouseValues in the aggregate amount of $60,724, as described in “Certain Relationships and Related Transactions.”
(27)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004.
(28)	Includes 10,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of September 30, 2004.
(29)	Includes 635,000 shares of common stock subject to options exercisable within 60 days of September 30, 2004.

DESCRIPTION OF OUR CAPITAL STOCK

Prior to the consummation of this offering, our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Immediately following the consummation of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, $0.001 par value per share, and 30,000,000 shares of preferred stock, $0.001 par value per share. The following summary of some of the provisions of the common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the common stock. You should read carefully our articles of incorporation and bylaws to be effective after completion of this offering, which are included as exhibits to the registration statement of which this prospectus is a part. The following sets forth a summary of the rights and preferences in our new articles of incorporation and bylaws, which were approved by the board of directors and shareholders in August 2004, to be effective after completion of this offering.

Common Stock

As of September 30, 2004, assuming conversion of all outstanding shares of preferred stock, we had 20,647,133 shares of common stock outstanding and 94 shareholders of record. Following this offering, there will be 24,813,800 shares of common stock outstanding (assuming (i) no exercise of the underwriters’ over-allotment option and (ii) no exercise of outstanding options to acquire common stock after September 30, 2004). The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends the board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

Immediately prior to the completion of this offering, each outstanding share of Series A and Series B convertible preferred stock will be converted into one share of common stock. Thereafter, pursuant to our articles of incorporation, the board of directors will have the authority, without further action by the shareholders, to issue up to 30,000,000 shares of preferred stock in one or more series. The board of directors also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of HouseValues or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Registration Rights

Pursuant to our Amended and Restated Investors’ Rights Agreement, dated April 22, 2004, among holders of our Series B convertible preferred stock, the WBCP Partnerships and certain other shareholders and us, the holders of an aggregate of 10,916,244 shares of our capital stock are entitled to registration rights under the

Securities Act of 1933 with respect to their shares if we propose to register any of our common stock (including pursuant to this offering). Such holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. In addition, (i) beginning six months after the completion of this offering, the holders of at least 20% of the shares subject to the agreement then outstanding and (ii) beginning on April 22, 2010, holders of a majority of the shares currently held by the WBCP Partnerships will be entitled to require us to file a registration statement under the Securities Act at our expense; provided that the proposed aggregate offering price, net of underwriting discounts and commissions, is at least $4 million. Furthermore, holders of at least 30% of the shares subject to the agreement may require us to file additional registration statements on Form S-3 at our expense; provided, in each case, that the proposed aggregate offering price, net of underwriting discounts and commissions, is at least $750,000. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations.

Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law

Issuance of preferred stock.    As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult.

Election and removal of directors.    Upon completion of this offering, our articles of incorporation will provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our shareholders. In addition, our directors will be removable only for cause and, subject to certain exceptions, any vacancies on the board of directors shall be filled only by the affirmative vote of a majority of the directors then in office. Because this system of electing, appointing, removing and replacing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Approval for certain business combinations.    Upon completion of this offering, our articles of incorporation will require that certain business combinations, including a merger, share exchange and the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of a substantial part of assets other than in the usual and regular course of business, be approved by the holders of not less than two-thirds of the outstanding shares, unless such a business combination has been approved by a majority of the “continuing directors” of our board of directors, in which case the affirmative vote required shall be a majority of the outstanding shares. Our articles of incorporation to be effective upon completion of this offering define a “continuing director” as any member of the board of directors who was a member of the board of directors on August 25, 2004 or who is elected to the board of directors after August 25, 2004 upon the recommendation of a majority of the continuing directors voting separately and as a subclass of directors on such recommendation.

Shareholder meetings.    Upon completion of this offering, our articles of incorporation and bylaws will provide that our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote at such meeting. Additionally, the board of directors, the chairman of the board and the president may call special meetings of shareholders.

Requirements for advance notification of shareholder nominations and proposals.    Upon completion of this offering, our bylaws will contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

Amendment of bylaws.    Our articles of incorporation and bylaws provide that shareholders can amend the bylaws only upon the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class.

Washington law.    Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain “significant business transactions” with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation employed in Washington as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SOLD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 24,813,800 shares of common stock outstanding, assuming (i) no exercise of options after September 30, 2004 and (ii) conversion of all shares of outstanding preferred stock. Of these shares, the 6,250,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or registration under the Securities Act, except for shares purchased by any of our existing “affiliates,” which generally includes officers, directors or 10% shareholders, as that term is defined in Rule 144 under the Securities Act. The remaining 18,638,800 shares of common stock held by existing shareholders as of September 30, 2004 are “restricted securities” within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up and market stand-off agreements described below, and assuming that Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. do not release any parties from these agreements, that there is no extension of the lock-up period and that no shareholders that hold the registration rights described below exercise those rights, the following restricted securities as of September 30, 2004 will be eligible for sale in the public market at the following times pursuant to the provisions of Rules 144, 144(k) and 701:

Measurement Date	Aggregate Shares Eligible for Public Sale	Comments
On the date of this prospectus	—

180 days after the completion of this offering	18,035,774	Consists of 12,968,749 shares eligible for sale under Rule 144, 4,244,860 shares eligible for sale under Rule 144(k) and 822,165 shares eligible under Rule 701.

One year after the completion of this offering	18,638,800	Consists of 13,329,275 shares eligible for sale under Rule 144, 4,487,360 shares eligible for sale under Rule 144(k) and 822,165 shares eligible under Rule 701.

Including our directors and officers, substantially all of the holders of our common stock (including shares issuable upon automatic conversion of our outstanding preferred stock) have entered into lock-up agreements generally providing that they will not, for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of common stock, whether any such transaction is to be settled by the delivery of the shares of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, purchase, grant or disposition, or to enter into any such transaction, swap, hedge or other arrangement. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable. We have entered into a similar agreement with the underwriters of this offering, and holders of common stock issued upon exercise of stock options and certain other holders of our securities have agreed to similar market stand-off provisions. See “Underwriting.” As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up and market stand-off agreements will not be eligible for sale until these agreements expire or are waived by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up and market stand-off agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately 248,138 shares immediately after this offering); or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, the holding period for purposes of effecting a sale of such shares under Rule 144 commences on the date of transfer from the affiliate. For shares of common stock received upon conversion of outstanding preferred stock, the Rule 144 holding period commences on the date the shareholder acquired the preferred stock surrendered in the conversion.

The holders of 10,916,244 shares of our capital stock are entitled to various rights with respect to the registration of their shares of common stock for offer or sale to the public, pursuant to an Amended and Restated Investors’ Rights Agreement. If these holders, by exercising their registration rights, cause a large number of shares to be registered and freely tradable in the public market, the sales could have a material adverse effect on the market price of our common stock. See “Description of Our Capital Stock — Registration Rights.”

As a result of the lock-up and market stand-off agreements, persons holding stock options may not sell shares acquired upon exercise until 180 days after the effective date of this offering, assuming no extension of the lock-up period. Beginning 180 days after the effective date, any of our directors, officers, employees, consultants or advisors who purchased shares from us pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

As of September 30, 2004, options to purchase a total of 3,663,563 shares of common stock pursuant to our 1999 Plan were outstanding, of which 1,304,376 were exercisable. We intend to file a registration statement under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to the 1999 Plan and the 2004 Plan. The registration statement is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public markets. As a result, shares issued pursuant to such plans after the effectiveness of the registration statement will be freely tradable in the public market, subject to certain Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market stand-off agreements.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December 9, 2004, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as joint book-running managers, are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	2,010,937
J.P. Morgan Securities Inc.	2,010,937
Piper Jaffray & Co.	928,125
Thomas Weisel Partners LLC	928,125
Pacific Crest Securities Inc.	309,376
Delafield Hambrecht, Inc.	62,500

Total	6,250,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 625,000 additional shares from us and an aggregate of 312,500 additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.63 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other brokers or dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers and dealers.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$1.05	$1.05	$4,375,000	$5,031,250
Expenses payable by us	$0.38	$0.33	$1,600,000	$1,600,000
Underwriting discounts and commissions paid by the selling shareholders	$1.05	$1.05	$2,187,500	$2,515,625
Expenses payable by the selling shareholders	—	—	—	—

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, purchase, grant or disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., except (1) issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, (2) grants of employee stock options pursuant to the terms of any employee benefit plans in effect on the date of this prospectus, (3) issuances of common stock pursuant to the exercise of such options or the exercise of any other stock options outstanding on the date of this prospectus and (4) at any time after the expiration of the 25-day period beginning on the date of this prospectus, issuances of up to an aggregate of 1,200,000 shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock in connection with acquisitions, joint ventures or strategic partnerships, so long as the recipients of such shares agree to be bound by the terms of a lock-up agreement identical to those described in the next paragraph. However, in the event that either (i) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

Our officers and directors and substantially all existing shareholders, including the selling shareholders, have agreed that they will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, purchase, grant or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then, if we, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. mutually agree, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SOLD.”

There has been no public market for our common stock prior to this offering. We and the underwriters negotiated the initial public offering price. The factors considered included:

•	prevailing market conditions;

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings;

•	our earnings prospects; and

•	an analysis of publicly traded companies that generate leads online that the representatives believe to be comparable to us based on certain growth rates including revenues and earnings growth.

Neither we nor the selling shareholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

Perkins Coie LLP, Seattle, Washington, will pass upon the validity of our common stock. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. TWB Investment Partnership and TWB Investment Partnership L.P., entities affiliated with Perkins Coie LLP, beneficially own 192,629 shares of our common stock and 100,000 shares of our Series A convertible preferred stock, respectively. TWB Investment Partnership is selling 81,728 shares of common stock in this offering and TWB Investment Partnership L.P. is selling 42,428 shares of common stock issuable on conversion of the Series A convertible preferred stock in this offering.

EXPERTS

The consolidated financial statements of HouseValues, Inc. as of December 31, 2002 and 2003 and September 30, 2004, and for each of the years in the three-year period ended December 31, 2003 and for the nine months ended September 30, 2004, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The 2004 Hebert Research survey referred to in this prospectus has been prepared by Hebert Research, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of HouseValues, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as HouseValues, that file electronically with the Securities and Exchange Commission.

HOUSEVALUES, INC.

AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors

HouseValues, Inc.:

We have audited the accompanying consolidated balance sheets of HouseValues, Inc. and subsidiaries as of December 31, 2002 and 2003 and September 30, 2004, and the related consolidated statements of income, redeemable convertible preferred stock and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003 and for the nine-month period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HouseValues, Inc. and subsidiaries as of December 31, 2002 and 2003 and September 30, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 and for the nine-month period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

/S/    KPMG LLP

Seattle, Washington

November 3, 2004

HouseValues, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		September 30, 2004
	2002	2003	Actual	Pro Forma
				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,077	$7,181	$705
Short-term investments	2,994	—	14,840
Accounts receivable, net of allowance of $28, $32 and $25, respectively	204	9	30
Prepaid advertising	432	260	347
Prepaid expenses and other current assets	122	242	448
Income taxes receivable	—	—	816
Deferred income taxes	47	66	75

Total current assets	6,876	7,758	17,261
Property and equipment, net	1,339	1,331	1,321
Goodwill	—	—	650
Intangible assets, net	25	1,028	1,231
Restricted cash	—	400	150
Deferred income taxes	—	—	140
Other assets	—	—	884

Total assets	$8,240	$10,517	$21,637

Liabilities, Redeemable Convertible Preferred Stock and Shareholders’ Equity
Current liabilities:
Accounts payable	$161	$660	$184
Accrued compensation and benefits	831	961	1,821
Accrued expenses and other current liabilities	220	630	3,346
Deferred revenue	18	300	679
Income taxes payable	31	11	—

Total current liabilities	1,261	2,562	6,030
Deferred income taxes	86	57	—
Redeemable convertible preferred stock, Series A, par value $0.001 per share; authorized 4,000,000 shares; issued and outstanding 4,000,000 shares at December 31, 2002 and 2003 and September 30, 2004 and no shares pro forma; aggregate liquidation preference $2,000 as of December 31, 2002 and 2003 and September 30, 2004	1,888	1,888	1,888
Redeemable convertible preferred stock, Series B, par value $0.001 per share; authorized 3,750,000 shares; issued and outstanding 2,922,688 shares at December 31, 2002 and 2003, 2,787,688 shares at September 30, 2004 and no shares pro forma; aggregate liquidation preference of $2,338 as of December 31, 2002 and 2003 and $2,230 as of September 30, 2004	2,297	2,297	2,191
Commitments and contingencies (see Note 8)
Shareholders’ equity:
Common stock, par value $0.001 per share, stated at amounts paid in; authorized 40,000,000 shares; issued and outstanding 11,296,437, 11,582,186 and 13,859,445 shares at December 31, 2002 and 2003 and September 30, 2004, respectively, and 20,647,133 shares pro forma	485	632	7,015	$11,094
Deferred stock-based compensation	(137)	(53)	(4,168)	(4,168)
Notes receivable from shareholders	(1)	(1)	(61)	(61)
Retained earnings	2,361	3,135	8,742	8,742

Total shareholders’ equity	2,708	3,713	11,528	$15,607

Total liabilities, redeemable convertible preferred stock and shareholders’ equity	$8,240	$10,517	$21,637

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$11,224	$21,748	$25,103	$18,303	$33,278
Expenses:
Sales and marketing	6,336	11,031	11,485	7,908	15,455
Technology and product development	983	1,240	2,024	1,413	2,446
General and administrative	2,434	3,758	4,639	3,354	5,362
Depreciation and amortization of property and equipment (1)	209	479	728	517	600
Amortization of intangible assets	12	15	298	146	638
Stock-based compensation (2)	130	128	84	63	221

Total expenses	10,104	16,651	19,258	13,401	24,722

Income from operations	1,120	5,097	5,845	4,902	8,556
Interest income	30	65	72	53	84

Income before income tax expense (benefit)	1,150	5,162	5,917	4,955	8,640
Income tax expense (benefit)	(427)	1,758	2,143	1,795	3,033

Net income	1,577	3,404	3,774	3,160	5,607
Redeemable convertible preferred stock dividends	—	—	(1,138)	(1,138)	—

Net income available to shareholders	$1,577	$3,404	$2,636	$2,022	$5,607

Earnings per share:
Basic	$0.09	$0.19	$0.21	$0.17	$0.30

Diluted	$0.08	$0.17	$0.18	$0.15	$0.26

Pro forma basic (unaudited)			$0.21		$0.30

Number of shares used in per share calculations:
Basic	11,223	11,268	11,339	11,327	12,044

Diluted	19,204	20,496	20,548	20,538	21,344

Pro forma basic (unaudited)			18,262		18,888

(1) Depreciation and amortization of property and equipment is allocated as follows:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Technology and product development	$72	$239	$403	$255	$264
General and administrative	137	240	325	262	336

	$209	$479	$728	$517	$600

(2) Stock-based compensation is allocated as follows:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Sales and marketing	$32	$32	$21	$16	$77
Technology and product development	60	59	39	28	67
General and administrative	38	37	24	19	77

	$130	$128	$84	$63	$221

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY

(In thousands, except share data)

	Redeemable convertible preferred stock, Series A		Redeemable convertible preferred stock, Series B		Common stock		Deferred stock-based compensation	Notes receivable from shareholders	Retained earnings (Accumulated deficit)	Total shareholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2000	4,000,000	$1,888	2,672,688	$2,102	11,200,000	$477	$(395)	$(1)	$(2,620)	$(2,539)
Issuance of redeemable convertible preferred stock, Series B	—	—	250,000	195	—	—	—	—	—	—
Exercises of stock options	—	—	—	—	45,000	4	—	—	—	4
Value of warrants issued to nonemployees	—	—	—	—	—	49	—	—	—	49
Amortization of deferred stock-based compensation, net of forfeitures for terminated employees	—	—	—	—	—	(63)	144	—	—	81
Net income	—	—	—	—	—	—	—	—	1,577	1,577

Balance at December 31, 2001	4,000,000	1,888	2,922,688	2,297	11,245,000	467	(251)	(1)	(1,043)	(828)
Exercises of stock options	—	—	—	—	51,437	4	—	—	—	4
Value of warrants issued to nonemployees	—	—	—	—	—	29		—	—	29
Amortization of deferred stock-based compensation, net of forfeitures for terminated employees	—	—	—	—	—	(15)	114	—	—	99
Net income	—	—	—	—	—	—	—	—	3,404	3,404

Balance at December 31, 2002	4,000,000	1,888	2,922,688	2,297	11,296,437	485	(137)	(1)	2,361	2,708
Convertible preferred stock, Series A dividends declared and paid ($0.1645 per share)	—	—	—	—	—	—	—	—	(658)	(658)
Convertible preferred stock, Series B dividends declared and paid ($0.1645 per share)	—	—	—	—	—	—	—	—	(480)	(480)
Common stock dividends declared and paid ($0.1645 per share)	—	—	—	—	—	—	—	—	(1,862)	(1,862)
Restricted stock issued in Soar Solutions, Inc. acquisition	—	—	—	—	200,000	—	—	—	—	—
Value of restricted stock vested from Soar Solutions, Inc. acquisition	—	—	—	—	—	110	—	—	—	110
Exercises of stock options	—	—	—	—	28,749	8	—	—	—	8
Exercises of warrants	—	—	—	—	57,000	29	—	—	—	29
Amortization of deferred stock-based compensation	—	—	—	—	—	—	84	—	—	84
Net income	—	—	—	—	—	—	—	—	3,774	3,774

Balance at December 31, 2003	4,000,000	1,888	2,922,688	2,297	11,582,186	632	(53)	(1)	3,135	3,713
Conversion of redeemable convertible preferred stock, Series B to common	—	—	(135,000)	(106)	135,000	106	—	—	—	106
Value of restricted stock vested from Soar Solutions, Inc. acquisition	—	—	—	—	—	463	—	—	—	463
Exercises of stock options, including income tax effect of $227	—	—	—	—	1,323,780	741	—	—	—	741
Exercises of warrants, including income tax effect of $343	—	—	—	—	666,668	676	—	—	—	676
Issuance of shareholder note	—	—	—	—	151,811	61	—	(61)	—	—
Payment of shareholder note	—	—	—	—	—	—	—	1	—	1
Deferred stock-based compensation related to options granted to employees	—	—	—	—	—	4,367	(4,367)	—	—	—
Amortization of deferred stock-based compensation, net of forfeitures for terminated employees	—	—	—	—	—	(31)	252	—	—	221
Net income	—	—	—	—	—	—	—	—	5,607	5,607

Balance at September 30, 2004	4,000,000	$1,888	2,787,688	$2,191	13,859,445	$7,015	$(4,168)	$(61)	$8,742	$11,528

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income	$1,577	$3,404	$3,774	$3,160	$5,607
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	209	479	728	517	600
Amortization of intangible assets	12	15	298	146	638
Stock-based compensation	130	128	84	63	221
Deferred income tax expense (benefit)	(427)	466	(48)	4	(206)
Changes in certain assets and liabilities, net of Soar Solutions, Inc. acquisition
Accounts receivable	(81)	(107)	195	168	(21)
Prepaid advertising	(76)	(139)	172	273	(87)
Prepaid expenses and other current assets	(104)	95	(120)	(114)	(206)
Income taxes receivable	—	—	—	—	(246)
Accounts payable	(91)	50	499	141	(488)
Accrued compensation and benefits	373	433	130	52	860
Accrued expenses and other current liabilities	94	(13)	410	327	2,014
Deferred revenue	26	(32)	282	111	379
Income taxes payable	—	31	(20)	117	(11)

Net cash provided by operating activities	1,642	4,810	6,384	4,965	9,054

Cash flows from investing activities:
Purchases of short-term investments	—	(2,994)	(1,500)	(1,500)	(14,840)
Sales of short-term investments	—	—	4,494	2,994	—
Change in restricted cash	—	—	(400)	(400)	250
Purchases of property and equipment	(594)	(1,053)	(695)	(602)	(590)
Purchases of intangible assets	(1)	(20)	(65)	(60)	(51)
Acquisition of Soar Solutions, Inc., net of cash acquired	—	—	(1,010)	(1,010)	(572)

Net cash provided by (used in) investing activities	(595)	(4,067)	824	(578)	(15,803)

Cash flows from financing activities:
Repayment of note payable	—	—	(141)	(141)	—
Cash held for third party common stock transaction (see note 15)	—	—	—	—	750
Cash paid to third party common stock transaction (see note 15)	—	—	—	—	(750)
Net proceeds from issuance of redeemable convertible preferred stock, Series B	195	—	—	—	—
Deferred initial public offering costs	—	—	—	—	(575)
Proceeds from exercises of stock options and warrants	4	4	37	16	847
Proceeds from repayment of note receivable from shareholder	—	—	—	—	1
Redeemable convertible preferred stock dividends	—	—	(1,138)	(1,138)	—
Common stock dividend	—	—	(1,862)	(1,862)	—

Net cash provided by (used in) financing activities	199	4	(3,104)	(3,125)	273

Net increase in cash and cash equivalents	1,246	747	4,104	1,262	(6,476)
Cash and cash equivalents at beginning of period	1,084	2,330	3,077	3,077	7,181

Cash and cash equivalents at end of period	$2,330	$3,077	$7,181	$4,339	$705

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$—	$1,261	$2,163	$1,627	$3,430
Supplemental disclosures of noncash investing and financing activities:
Value of common stock vested in connection with acquisition of Soar Solutions, Inc.	$—	$—	$110	$—	$463
Conversion of redeemable convertible preferred stock, Series B to common stock	$—	$—	$—	$—	$106
Accrued earn-out payments related to Soar Solutions, Inc. acquisition	$—	$—	$—	$—	$405
Note payable assumed in acquisition	$—	$—	$141	$141	$—
Note receivable from shareholder	$—	$—	$—	$—	$61

See accompanying notes to consolidated financial statements.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the nine months ended September 30, 2003 is unaudited)

(1)    The Company and Summary of Significant Accounting Policies

Nature of Operations

HouseValues, Inc. was incorporated in Bellevue, Washington in May 1999. HouseValues provides an innovative service offering that enables residential real estate agents to capture and cultivate leads, and convert these leads into closed transactions. The integrated service offering combines leads generated from HouseValues.com and JustListed.com web sites with an online prospect management system and personalized coaching and training to help agent customers increase lead conversion.

Initial Public Offering

On September 1, 2004, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed initial public offering of its common stock.

Basis of Consolidation

The consolidated financial statements include the financial statements of HouseValues and its wholly owned subsidiaries HouseValues, LLC and Soar Solutions, Inc. (collectively, the Company). All significant inter-company balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Results

The accompanying interim consolidated statement of income and the consolidated statement of cash flows for the nine months ended September 30, 2003 are unaudited. The interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s results of operations and cash flows for the nine months ended September 30, 2003. The financial data and other information disclosed in these notes to consolidated financial statements related to the nine months ended September 30, 2003 are unaudited.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet has been presented to give effect to the conversion of redeemable convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis as of September 30, 2004. The unaudited pro forma balance sheet does not give effect to the offering proceeds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the fair value of acquired intangible assets and goodwill, the useful lives of intangible assets and property and equipment, the value of common stock for the purpose of determining stock-based compensation, acquisition consideration, and certain tax liabilities among others. The Company bases its estimates on historical experience and on various

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

other assumptions that are believed to be reasonable. The results of these assumptions form the basis for making judgments about the carrying values of assets and liabilities.

The Company has granted stock options at exercise prices equal to the value of the underlying stock as determined by its board of directors on the date of option grant. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within the nine-month period ended September 30, 2004 to arrive at reassessed values for the shares underlying the options and issued under other transactions that are higher than the values determined by the board. These reassessed values were determined based on a number of factors, including input from advisors, the Company’s historical and forecasted operating results and cash flows, and comparisons to publicly held companies. The reassessed values were used to determine the amount of stock-based compensation recognized related to stock and stock option grants to employees during 2004 (see Note 12), and the purchase price related to the earn-outs in connection with the Company’s acquisition of Soar Solutions, Inc. (see Note 2).

Revenue Recognition

The Company derives substantially all its revenue from residential real estate agents that pay monthly fixed fees for a suite of services. These services include a monthly bundle of exclusive leads on prospective home buyers and sellers, Market Leader, a hosted software tool for managing prospects, and access to training and coaching programs. The Company recognizes revenue under the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a straight-line basis over the service period.

Revenue from other sources includes services charged for initial set-up fees, marketing materials, seminar attendance and penalties for early termination. Initial set-up fees are deferred and recognized over the estimated average subscriber life, which approximates 16 months at September 30, 2004. Revenue from these sources is not significant for any periods presented.

Sales and Marketing

Sales and marketing expenses consist primarily of online and television advertising, as well as salaries, commissions and related expenses for our sales and marketing staff. Other expenses include customer referral fees, as well as public relations efforts and corporate communications.

The Company expenses advertising costs, which relate mainly to television and Internet advertising, as incurred. Advertising expense is included in sales and marketing expense and was $3,673,000, $6,502,000 and $4,608,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $3,417,000 and $6,434,000 for the nine months ended September 30, 2003 and 2004, respectively.

Technology and Product Development

Technology and product development expenses consist primarily of salaries and related expenses for employees responsible for the research and development of new services, as well as maintenance and improvements to existing services. Also included are license fees, maintenance costs, Internet connectivity and hosting costs.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

General and Administrative

General and administrative costs consist primarily of salaries and related expenses for executive, accounting, billing and human resources personnel. These costs also include credit card fees, insurance and professional fees, rent and related expenses. Professional fees primarily consist of outside legal, audit and business consulting fees.

Reclassifications

Prior period financial statement amounts have been reclassified to conform with current period presentation.

Classification of Redeemable Convertible Preferred Stock

The accompanying consolidated financial statements reflect a change to previously issued financial statements as it relates to the classification of the Company’s redeemable convertible preferred stock. In its previously issued financial statements, the Company classified convertible preferred stock as a component of shareholders’ equity. For reasons further discussed in Note 10, the Company has reclassified the convertible preferred stock outside of permanent shareholders’ equity to comply with SEC rules and regulations.

Stock-Based Compensation

The Company applies the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion 25. Under this method, compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, the Company has elected to continue to apply the intrinsic-value based method of accounting described above.

For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each period to arrive at reassessed values for the shares underlying the options. The Company has recorded deferred stock-based compensation equal to the difference between these reassessed values and the exercise prices.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

In connection with stock options granted to employees, the Company recorded deferred stock-based compensation costs of $428,000 and $4,367,000 in the year ended December 31, 2000 and the nine months ended September 30, 2004, respectively. No deferred stock-based compensation was recorded during each of the three years ended December 31, 2003 as the exercise price of the stock options equalled or exceeded the reassessed value of the underlying stock at the date of grant. The deferred stock-based compensation amounts for each of the seven quarterly periods ended September 30, 2004 during which stock options were granted (stock options were not granted during the quarters ended December 31, 2003 and March 31, 2004) were computed as follows:

	Quarter ended			Year ended Dec. 31, 2003	Quarter ended		Nine months ended Sept. 30, 2004
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003		June 30, 2004	Sept. 30, 2004
	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Options granted to employees	215,000	750,000	77,000	1,042,000	1,152,250	492,500	1,644,750
Weighted average exercise price	$2.50	$2.50	$2.50	$2.50	$2.20	$2.20	$2.20
Weighted average reassessed value of underlying stock	$2.03	$2.07	$2.11	$2.06	$2.66	$10.00	$4.86
Weighted average deferred stock-based compensation per option	—	—	—	—	$0.46	$7.80	$2.66
Deferred stock-based compensation related to options	—	—	—	—	$527,000	$3,840,000	$4,367,000

The Company amortizes deferred compensation expense for stock options issued to employees on a straight-line basis over the vesting period of the options, generally four years. Amortization of deferred stock-based compensation, net of forfeitures for terminated employees, totaled $81,000, $99,000, $84,000, $63,000 and $221,000 for the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2003 and 2004, respectively. The remaining unamortized, deferred stock-based compensation for all employee stock option grants through September 30, 2004, assuming no change in the stock option accounting rules and assuming all employees remain employed at the Company for their remaining vesting periods, will be expensed as follows over the remaining three months of 2004 and each of the next four years thereafter (in thousands):

2004	$271
2005	1,086
2006	1,086
2007	1,073
2008	652

$4,168

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

The following table illustrates the effect on net income if the fair value based method as prescribed by SFAS No. 123 had been applied to all outstanding awards in each period (in thousands, except per share data):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net income, as reported	$1,577	$3,404	$3,774	$3,160	$5,607
Add: Stock-based employee compensation expense included in net income available to shareholders, net of related tax effects	81	99	84	63	183
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(99)	(143)	(172)	(130)	(314)

Pro forma net income	1,559	3,360	3,686	3,093	5,476
Redeemable convertible preferred stock dividends	—	—	(1,138)	(1,138)	—

Pro forma net income available to shareholders	$1,559	$3,360	$2,548	$1,955	$5,476

Earnings per share
Basic — as reported	$0.09	$0.19	$0.21	$0.17	$0.30

Diluted — as reported	$0.08	$0.17	$0.18	$0.15	$0.26

Basic — pro forma	$0.09	$0.18	$0.20	$0.17	$0.29

Diluted — pro forma	$0.08	$0.16	$0.18	$0.15	$0.26

For purposes of the above pro forma calculations, the value of each employee option granted through September 30, 2004 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	5.06%	4.81%	3.51%	3.51%	4.43%
Expected volatility	0%	0%	0%	0%	19%
Expected life	4 Years	4 Years	4 Years	4 Years	4 Years
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

For purposes of disclosing future SFAS No. 123 pro forma results, the fair value of stock options granted to employees after the date of the Company’s initial filing of its registration statement with the SEC is measured using an option valuation method that considers expected volatility of 100%.

The weighted-average fair value of options granted in the years ended December 31, 2001, 2002 and 2003, and the nine months ended September 30, 2003 was $0.10, $0.21 and $0.03, and $0.03, respectively, using the Black-Scholes option-pricing model. For the nine months ended September 30, 2004, the weighted-average fair value of options granted at the common stock value and options granted below the common stock value was $0.35 and $4.60, respectively, using the Black-Scholes option-pricing model.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

The Company accounts for non-employee stock-based compensation in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services. The Company calculates compensation expense for stock options issued to non-employees using the Black-Scholes option pricing model incorporating the same assumptions as used in the calculation of employee stock-based compensation in accordance with SFAS No. 123, except that expected volatility is included. Under SFAS No. 123 and EITF Issue No. 96-18, the Company used the Black-Scholes method to measure the value of the options granted to non-employees at each period prior to vesting to determine the appropriate charge to stock-based compensation. The Company’s recorded stock-based compensation expense for non-employees of $49,000 and $29,000 for the years ended December 31, 2001 and 2002, respectively, and $0 for the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004.

Earnings Per Share

The Company follows EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share (“EPS”) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings available to common shareholders for the period, after deduction of redeemable convertible preferred stock dividends, to be allocated between the common and redeemable convertible preferred shareholders based on their respective rights to receive dividends. Basic EPS are then calculated by dividing income allocable to common shareholders by the weighted average number of shares outstanding. EITF Issue No. 03-6 does not require the presentation of basic and diluted EPS for securities other than common stock; therefore, the following EPS amounts only pertain to the Company’s common stock.

Under the guidance of EITF Issue No. 03-6, diluted EPS are calculated by dividing income allocable to common shareholders by the weighted average common shares outstanding plus dilutive potential common stock. Potential common stock includes stock options and warrants, the dilutive effect of which is calculated using the treasury stock method, and redeemable convertible preferred stock, the dilutive effect of which is calculated using the if-converted method. If dividends are declared on redeemable convertible preferred stock and redeemable convertible preferred stock is dilutive, such dividends should be added back to income allocable to common shareholders in the numerator for purposes of calculating diluted EPS.

Performance-based unvested restricted common shares pertaining to the Soar Solutions, Inc. acquisition are considered outstanding common shares and included in the computation of basic and diluted EPS as of the date that all necessary conditions of vesting have been satisfied (see Note 2). Prior to satisfaction of all conditions of vesting, unvested restricted common shares are considered contingently issuable consistent with SFAS No. 128, Earnings per Share, and are excluded from weighted average common shares outstanding.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

The share count used to compute basic and diluted net income per share is calculated as follows (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted average common shares outstanding	11,223	11,268	11,389	11,327	12,127
Less:
Unvested restricted shares issued in connection with acquisition of Soar Solutions, Inc. (see Note 2)	—	—	(50)	—	(83)

Shares used to compute basic net income per share	11,223	11,268	11,339	11,327	12,044
Dilutive common equivalent shares
Add:
Warrants	98	528	532	537	521
Stock options (1)	984	1,777	1,754	1,751	1,935
Redeemable convertible preferred stock assuming conversion (1)	6,899	6,923	6,923	6,923	6,844

Shares used to compute diluted net income per share	19,204	20,496	20,548	20,538	21,344

(1)	The effect of certain stock options in the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004 was anti-dilutive and therefore not included in the calculation of diluted EPS.

The following is a summary of the securities outstanding during the respective periods that have been excluded from the calculations because the effect on earnings per share would have been anti-dilutive (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Stock options	10	588	801	703	354
Warrants	543	—	—	—	—

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

The following table sets forth the computation of basic and diluted EPS (in thousands, except per share data):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Calculation of basic earnings per share — two-class method:
Net income	$1,577	$3,404	$3,774	$3,160	$5,607
Less dividends declared and paid to:
Redeemable convertible preferred shareholders	—	—	(1,138)	(1,138)	—
Common shareholders	—	—	(1,862)	(1,862)	—

Total undistributed earnings	$1,577	$3,404	$774	$160	$5,607
Percent of undistributed earnings allocable to common shareholders (1)	62%	62%	62%	62%	64%

Undistributed earnings allocable to common shareholders	$978	$2,110	$480	$99	$3,575
Weighted average common shares outstanding	11,223	11,268	11,339	11,327	12,044

Undistributed earnings per common share	$0.09	$0.19	$0.04	$0.01	$0.30
Distributed earnings per common share	$—	$—	$0.17	$0.16	$—

Basic earnings per share — two-class method	$0.09	$0.19	$0.21	$0.17	$0.30

Calculation of diluted earnings per share:
Net income available to shareholders	$1,577	$3,404	$2,636	$2,022	$5,607
Add dividends declared and paid to:
Redeemable convertible preferred shareholders	—	—	1,138	1,138	—

Net income	$1,577	$3,404	$3,774	$3,160	$5,607
Weighted average diluted shares outstanding	19,204	20,496	20,548	20,538	21,344

Diluted earnings per share	$0.08	$0.17	$0.18	$0.15	$0.26

(1)	Calculation of percent of undistributed earnings allocable to common shareholders:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted average common shares outstanding	11,223	11,268	11,339	11,327	12,044
Weighted average redeemable convertible preferred shares outstanding	6,899	6,923	6,923	6,923	6,844

Weighted average common shares and redeemable convertible preferred shares outstanding	18,122	18,191	18,262	18,250	18,888

Percent of undistributed earnings allocable to common shareholders:	62%	62%	62%	62%	64%

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

Unaudited Pro Forma Earnings per Share

Unaudited pro forma basic net income per share has been computed to give effect to the conversion of redeemable convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an if-converted basis for the year ended December 31, 2003 and for the nine months ended September 30, 2004 (dollars in thousands):

	Year ended December 31, 2003	Nine months ended September 30, 2004
	(unaudited)
Numerator:
Net income	$3,774	$5,607

Denominator:
Weighted average common shares outstanding	11,339	12,044
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock from the date of issuance	6,923	6,844

Denominator for basic pro forma calculation	18,262	18,888

Pro forma net income per share, basic	$0.21	$0.30

The Company has not included unaudited pro forma diluted net income per share in the table above or on the accompanying statements of income because it is the same as diluted net income per share.

Concentration of Risk

The Company maintains its cash, cash equivalents and short-term investments in accounts with three major financial institutions in the United States of America, in the form of demand deposits, certificates of deposit, money market accounts and municipal notes. Substantially all of the Company’s cash and cash equivalents on deposit exceed the federally insured limits for such deposits. As of September 30, 2004, $14.8 million was invested in investment grade, tax-exempt municipal notes from two AAA-rated issuers. The Company’s revenue and accounts receivable are primarily derived from credit card transactions with subscribers and are typically settled within one to two business days.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash, cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities or interest rate reset features.

Cash, Cash Equivalents and Short-Term Investments

The Company invests its excess cash in certificates of deposit, money market funds and highly liquid debt instruments. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than three months are classified as short-term investments.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s investments have been classified and accounted for as available-for-sale. These securities are carried at fair value, with the unrealized gains and losses if any, net of taxes, reported as a component of shareholders’ equity. Any realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income or expense.

As of December 31, 2002, short-term investments of $2,994,000 were comprised of a certificate of deposit with an original maturity of more than 90 days at the date of purchase and less than one year from the date of the balance sheet. At September 30, 2004, short-term investments consisted of high-grade tax-exempt municipal bonds. As interest rates for these bonds are reset weekly, fair value approximates cost.

The Company has not experienced any significant realized gains or losses on its short-term investments in the periods presented. There were no unrealized gains and losses at December 31, 2002 and 2003 and at September 30, 2004.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Management reviews the accounts receivable to identify specific subscribers where collectibility may not be probable. The amount of the allowance is determined by management estimates based on historic trends and specific account analysis.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives:

Estimated useful life
Computer equipment and software	3 years
Software and web site development	3 years
Office equipment and furniture	3 – 5 years
Leasehold improvements	Lesser of lease term or 5 years

Capitalized Software and Web Site Development Costs

The Company capitalizes internally developed software costs and web site development costs in accordance with the provisions of Statement of Position (SOP) No. 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use and EITF Issue No. 00-2, Accounting for Web Site Development Costs. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software once it is available for use.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. The Company has not recorded any impairment of assets in any of the periods presented.

The Company follows SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed.

Intangible assets are comprised of vendor agreements and a customer list acquired in connection with the acquisition of Soar Solutions, Inc. (see Note 2) and domain names. Amortization is calculated using the straight-line method over the following estimated useful lives:

Estimated useful life
Customer list	18 months
Vendor agreements	3 years
Domain names	5 years

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.

The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance when it is more likely than not that such deferred tax assets will not be realized.

Business Segment

The Company’s chief operating decision-makers (i.e., Chief Executive Officer and his direct reports) review financial information presented on a consolidated basis. Accordingly, the Company considers itself to be in a single business segment which is defined as providing real estate marketing services primarily through the Internet. All of the Company’s business comes from customers and operations located within the United States, and the Company does not have any assets located in foreign countries.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on EITF Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in EITF Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of EITF Issue 00-21 did not affect the Company’s consolidated financial position, results of operations or cash flows.

During November 2002, the FASB issued FASB Interpretation No. (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The adoption of FIN 45 did not impact the Company’s consolidated financial position, results of operations or cash flows.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which clarifies the application of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. FIN 46R replaced the original Interpretation No. 46 issued in January 2003. The Company does not have any interests in variable interest entities.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact the Company’s consolidated financial position, results of operations or cash flows.

(2)    Acquisition of Soar Solutions, Inc.

In June 2003, the Company acquired all of the outstanding stock of Soar Solutions, Inc. (Soar), a real-estate services company, in exchange for $985,000 of cash; an earn-out arrangement equal to 5% of specified gross customer receipts, net of any reserve for bad debt, through March 2006, payable quarterly (the Earn-out Agreement); and contingent consideration of $525,000 of cash and 200,000 shares of unvested restricted common stock. The Company acquired Soar to broaden the number of services offered to subscribers. The acquisition was accounted for as a business combination consistent with SFAS No. 141 and the results of operations have been included in the Company’s consolidated financial statements since the acquisition date.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

The Company performed a valuation of the net assets acquired in the Soar acquisition and allocated the original purchase price as follows (in thousands):

Cash	$100
Property and equipment	25
Intangible asset — customer lists	636
Intangible asset — vendor agreements	365
Note payable	(141)

$985

The note payable, assumed as part of the acquisition, was paid in July 2003 and the Company has no further obligations under this note. The Company also acquired certain software used to collect data from various multiple listing systems (the “eMLS Software”). As the Company intended to replace the eMLS Software shortly after the acquisition, no value was ascribed to it during the purchase price allocation.

The contingent cash consideration is subject to an escrow agreement (the Escrow Agreement) whereby $525,000 was placed in escrow and payable in installments provided that certain performance measures are met. Through September 30, 2004, all such measures have been met and the Company has made the required payments on or shortly after the required dates. As of December 31, 2003 and September 30, 2004, $400,000 and $150,000, respectively, were held in escrow and classified as restricted cash on the consolidated balance sheets.

The 200,000 shares of common stock were issued under a restricted stock agreement (the Restricted Stock Agreement) whereby 50,000 shares vest on a quarterly basis provided that certain performance measures are met. As of June 30, 2004, all such measures had been met and 50,000 and 200,000 shares have vested as of December 31, 2003 and June 30, 2004, respectively. The vested shares have been recorded at the estimated fair value of the Company’s stock at the time such vesting occurred based on the following schedule:

Vesting date	Number of shares	Fair value per share	Total fair value
December 31, 2003	50,000	$2.20	$110,000
March 31, 2004	50,000	$2.20	$110,000
June 30, 2004	100,000	$3.53	$353,000

	200,000		$573,000

The customer lists asset was valued using a discounted cash flow analysis of the existing customer base and the vendor agreements asset was valued based on its estimated replacement cost. The value of the acquired vendor agreements at the date of acquisition was determined to be $1,390,000. As all contingent consideration relates to vendor agreement based milestones, the Company initially recorded the vendor agreements asset at less than fair value. As contingent consideration is earned, the amounts are first applied to increase the vendor agreements asset to the fair value at the date of acquisition. As of September 30, 2004, consideration earned and paid exceeded the fair value of the vendor agreements at the date of acquisition; therefore, additional amounts were applied to goodwill. Such amounts earned and owed which were allocated to the vendor agreements are being amortized on a straight-line basis over the remaining useful life of the intangible asset.

Through September 30, 2004, the Company has recorded a total of approximately $650,000 of goodwill under the respective agreements. Future amounts earned or owed under the Earn-out Agreement and the Escrow Agreement, if any, after September 30, 2004 will be recorded as goodwill. All goodwill recorded as a result of the Soar acquisition is expected to be fully deductible for tax purposes over a period of 15 years.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

The results of operations of Soar have been included in the Company’s consolidated statements of income since the completion of the acquisition in June 2003. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Soar occurred at the beginning of each of the following periods (in thousands, except per share data):

	Year Ended December 31,
	2002	2003
	(unaudited)
Revenues	$23,014	$25,832
Net income	$3,109	$3,655
Net income per share — basic	$0.17	$0.20
Net income per share — diluted	$0.15	$0.18

(3)    Cash and Cash Equivalents

Cash and cash equivalents consist of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Cash	$571	$1,342	$705
Money market account	2,506	5,839	—

	$3,077	$7,181	$705

(4)    Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Computer equipment and software	$963	$1,484	$1,877
Internally developed software and web site	646	657	657
Office equipment and furniture	379	546	686
Leasehold improvements	69	90	127

	2,057	2,777	3,347
Less accumulated depreciation and amortization	718	1,446	2,026

	$1,339	$1,331	$1,321

Internally developed software and web site development include external direct costs and internal direct labor and related employee benefits costs. Internally developed software and Web site development costs totaled $481,000, $274,000 and $119,000, net of accumulated amortization at December 31, 2002 and 2003, and September 30, 2004, respectively.

Amortization of capitalized internally developed software and Web site development costs was $25,000, $140,000, and $218,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $153,000 and $155,000 for the nine months ended September 30, 2003 and 2004, respectively

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

(5)    Intangible Assets, net

Intangible assets, net consists of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
Cost:
Vendor agreements	$—	$600	$1,390
Customer lists	—	636	636
Domain names	57	122	173

Total cost	57	1,358	2,199
Accumulated amortization:
Vendor agreements	—	(73)	(377)
Customer lists	—	(212)	(530)
Domain names	(32)	(45)	(61)

Total accumulated amortization	(32)	(330)	(968)

Total	$25	$1,028	$1,231

Future amortization expense, based on net intangible assets recorded as of September 30, 2004, is expected to be as follows over the remaining three months of 2004 and each of the next five years thereafter (in thousands):

	Vendor agreements	Customer list	Domain names	Total
2004	$145	$106	$7	$258
2005	579	—	28	607
2006	289	—	27	316
2007	—	—	24	24
2008	—	—	20	20
2009	—	—	6	6

	$1,013	$106	$112	$1,231

(6)    Accrued Expenses and Other Current Liabilities

The following table summarizes the Company’s accrued expenses and other current liabilities (in thousands):

	December 31,		September 30, 2004
	2002	2003
Accrued taxes	$165	$413	$1,364
Accrued advertising	—	155	518
Soar Solutions acquisition	—	—	405
Legal termination fee	—	—	298
Deferred initial public offering costs	—	—	293
Other	55	62	468

	$220	$630	$3,346

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

(7)    Deferred Revenue

Deferred revenue primarily represents subscription agreement payments collected in advance and initial set up fees collected at account activation. Prepaid subscriptions are amortized on a straight-line basis over the term of the agreement and initial set up fees are amortized on a straight-line basis over the average life of a subscriber, which approximates 16 months at September 30, 2004. Subscription payments are refundable on a pro rata basis upon receipt of notice from the customer. The following represents the activity related to amounts billed in advance of services being performed (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Deferred revenue at beginning of period	$24	$50	$18	$18	$300
Add:
Amounts billed in advance	481	133	593	288	1,378
Less:
Revenues recognized	(451)	(155)	(293)	(172)	(915)
Refunds granted	(4)	(10)	(18)	(5)	(84)

Deferred revenue at end of period	$50	$18	$300	$129	$679

(8)    Commitments and Contingencies

Leases

The Company’s corporate offices are currently leased under a noncancelable operating lease. In September 2004, the Company gave notice that it was exercising the early termination option related to its existing corporate office lease effective March 31, 2005. Accordingly, the Company incurred a one-time charge to general and administrative expense of $298,000 in the third quarter of 2004.

In October 2004, the Company entered into a new lease for its corporate offices for approximately 64,256 square feet of office space in Kirkland, Washington. This lease will have a six-year term commencing on December 20, 2004, at an initial base rent rate of approximately $750,000 per year.

Future minimum payments under these noncancelable operating leases for the remaining three months of 2004 and each of the years remaining of the lease terms (including $179,000 in 2004 and 2005 related to the lease in effect as of September 30, 2004) are as follows (in thousands):

2004	$588
2005	721
2006	786
2007	409
2008	851
2009 and thereafter	1,500

$4,855

Rent expense totaled $409,000, $447,000 and $680,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $489,000 and $599,000 for the nine months ended September 30, 2003 and 2004, respectively.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

The leases also provide for payment of operating expenses such as common area charges. The new lease includes an option that allows the Company to extend the lease term beyond the initial commitment period and includes an early termination option, which may be exercised after four years under specific conditions and penalties.

The leases contain free rent periods and predetermined fixed escalations. The Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred credits, which are included as a component of accrued expenses and other current liabilities on the accompanying consolidated balance sheets.

B&O Taxes

The Company is the subject of an audit by the Washington State Department of Revenue. In late September 2004, the Company received correspondence from the Washington State Department of Revenue asserting preliminarily that all of the Company’s revenues should be subject to the Washington state business and occupation tax. Although the Company intends to vigorously contest the Washington State Department of Revenue’s initial assessment, the Company may be required to pay between $1.4 million and $1.6 million in additional B&O taxes related to revenues through September 30, 2004, including penalties and interest. As of September 30, 2004, the Company had accrued an aggregate of $1.4 million for this potential exposure, representing the low end of the range of estimate. Furthermore, the Company may be required to record additional charges to operations in future periods. The Company had accrued $413,000 for this potential exposure as of December 31, 2003.

Litigation

Currently, there is no significant litigation pending against the Company. From time to time, the Company may become party to litigation and subject to claims incident to the ordinary course of the Company’s business. Regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

(9)    Income Taxes

Income tax expense (benefit) is comprised of the following (in thousands):

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Current	$—	$1,292	$2,191	$1,791	$3,239
Deferred	(427)	466	(48)	4	(206)

	$(427)	$1,758	$2,143	$1,795	$3,033

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Statutory federal rate	34.0%	34.0%	34.0%	34.0%	34.0%
Reversal of valuation allowance	(70.3)%	0.0%	0.0%	0.0%	0.0%
Other permanent differences	(0.8)%	0.1%	2.2%	2.2%	1.1%

Effective tax rate	(37.1)%	34.1%	36.2%	36.2%	35.1%

The tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Deferred tax assets:
Allowances and accruals	$47	$66	$48	$75
Stock-based compensation	43	43	43	38
Intangible assets	10	85	58	279
Other	74	—	—	—

Total deferred tax assets	174	194	149	392

Deferred tax liabilities:
Depreciation	(213)	(185)	(192)	(177)

Net deferred tax asset (liability)	(39)	9	(43)	215

During 2001, the Company recorded a reduction in its valuation allowance of $880,000, primarily due to the Company realizing net income in 2001. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize its deferred tax assets. State income taxes to date have been insignificant.

(10)    Redeemable Convertible Preferred Stock

Outstanding redeemable convertible preferred stock, Series A, is convertible at the option of the holder at any time after the date of issuance, and automatically converts into common stock upon the closing of an initial public offering of the Company’s common stock for at least $4,000,000. Each share of redeemable convertible preferred stock, Series A, is convertible into one share of common stock, as adjusted for stock splits or dividends and subject to certain antidilution provisions. The redeemable convertible preferred stock, Series A, is entitled to noncumulative dividends when and if declared by the board of directors and in preference to dividends paid to common shareholders. Prior to January 1, 2003, no dividends had ever been declared. In 2003, the Company declared and paid a $0.1645 per share cash dividend of $658,000 to the redeemable convertible preferred, Series A shareholders. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the redeemable convertible preferred stock, Series A are entitled to receive $0.50 per share in preference to common shareholders.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

Outstanding redeemable convertible preferred stock, Series B, is convertible at the option of the holder at any time after the date of issuance, and automatically converts into common stock upon the closing of an initial public offering of the Company’s common stock for at least $4,000,000. Each share of redeemable convertible preferred stock, Series B, is convertible into one share of common stock, as adjusted for stock splits or dividends and subject to certain antidilution provisions. The redeemable convertible preferred stock, Series B, is entitled to noncumulative dividends at a rate of 6% per share per annum when and if declared by the board of directors and in preference to dividends paid to common shareholders. Prior to January 1, 2003, no dividends had ever been declared. In 2003, the Company declared and paid a $0.1645 per share cash dividend of $481,000 to the redeemable convertible preferred Series B shareholders. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the redeemable convertible preferred stock, Series B, are entitled to receive $0.80 per share in preference to common shareholders.

Any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, constitutes a liquidation, triggering the payment of liquidation preference amounts under the terms of the preferred stock designations. In addition, the sale of all or substantially all of the Company’s assets or the acquisition of the Company by means of a merger, consolidation, share exchange or reorganization are all events which are deemed to be a liquidation, triggering the payment of liquidation preferences under the terms of the preferred stock designations. These liquidation characteristics require classification of the redeemable convertible preferred stock outside of the shareholders’ equity section as certain of these factors are outside the control of the Company. The redeemable convertible preferred stock is not redeemable under any other circumstances.

(11)    Stock Purchase Warrants

In December 1999, the Company issued fully vested warrants to purchase 57,000 shares of common stock in connection with its Series A preferred stock round. The warrants were exercisable through December 2004, at an exercise price of $0.50 per share. All such warrants were exercised in 2003.

In May 2000, the Company issued warrants to purchase 666,668 shares of common stock in connection with consulting services to be provided to the Company. The warrants are exercisable through the earlier of an initial public offering or May 4, 2005, at an exercise price of $0.50 per share, and were all outstanding at December 31, 2003. The warrants vested 30% on the date of issue, 5% each month for the period April 1, 2000 to April 1, 2001, and the remaining balance vested on March 31, 2002.

The fair value of the warrants issued in connection with consulting services that were earned was approximately $49,000, $29,000 and zero for the years ended December 31, 2001, 2002 and 2003, respectively, determined using the Black-Scholes option pricing model and included in stock-based compensation expense. The following assumptions were used in the Black-Scholes calculation: expected dividend yield of 0%, risk-free interest rate of 4.92%, volatility of 80%, and a contractual life of five years. At December 31, 2002 and 2003, 666,668 warrants were vested and exercisable. In September 2004, such warrants were exercised in exchange for aggregate cash proceeds of $333,000.

(12)    Stock Option Plan

The Company has adopted the 1999 Stock Option Plan (the 1999 Plan), which provides for the granting of incentive and nonqualified common stock options for key employees, directors and consultants. Through September 30, 2004, the board of directors had reserved 3,852,867 shares of common stock to be issued in conjunction with the 1999 Plan. The board of directors is authorized to administer the 1999 Plan and establish the stock option terms, including grant price and vesting period.

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

In August 2004, the Company’s board of directors and shareholders approved the 2004 Equity Incentive Plan (the 2004 Plan) and initially reserved 1,500,000 shares for issuance thereunder. The 2004 Plan will become effective upon completion of the Company’s initial public offering and provides for the grant of incentive stock options to the Company’s employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares, restricted stock units and other stock based awards to the Company’s employees, directors, and consultants.

Incentive and nonqualified stock options typically vest over a four-year period and may be exercised during continued employment, or generally within 90 days of terminating employment. Stock options typically expire ten years from the date of grant. If a participant owns more than 10% of the total voting power of all classes of the Company’s stock, then the exercise price per share of an incentive stock option shall not be less than 110% of the fair market value of the common stock on the grant date and the option term shall not exceed five years.

A summary of stock option activity is as follows:

		Options outstanding		Options exercisable
	Shares available for grant	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Balance at December 31, 2000	1,049,498	1,750,502	$0.07	139,252	$0.08
Additional authorization	853,644	—	—
Granted at or above common stock value	(1,380,500)	1,380,500	0.55
Exercised		(45,000)	0.07
Cancelled	707,312	(707,312)	0.28

Balance at December 31, 2001	1,229,954	2,378,690	0.29	595,997	$0.11
Granted at or above common stock value	(1,354,250)	1,354,250	2.07
Exercised		(51,437)	0.07
Cancelled	533,813	(533,813)	1.50

Balance at December 31, 2002	409,517	3,147,690	0.85	1,236,007	$0.30
Additional authorization	750,000	—	—
Granted at or above common stock value	(1,042,000)	1,042,000	2.50
Exercised		(28,749)	0.30
Cancelled	456,067	(456,067)	1.65

Balance at December 31, 2003	573,584	3,704,874	1.22	2,060,796	$0.61
Additional authorization	1,050,000	—	—
Granted at or above common stock value	(560,000)	560,000	2.20
Granted below common stock value	(1,084,750)	1,084,750	2.20
Exercised		(1,475,591)	0.39
Cancelled	210,470	(210,470)	2.10

Balance at September 30, 2004	189,304	3,663,563	$1.94	1,304,376	$1.47

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

Additional information regarding stock options outstanding and exercisable at December 31, 2003 is as follows:

	Options outstanding			Options exercisable
Exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.02	90,000	6.17	$0.02	84,374	$0.02
0.05	72,500	6.29	0.05	70,000	0.05
0.07	1,085,000	6.74	0.07	950,310	0.07
0.40	552,499	7.35	0.40	453,777	0.40
1.50	118,750	7.95	1.50	63,122	1.50
2.00	717,500	8.46	2.00	322,154	2.00
2.25	264,125	8.60	2.25	96,122	2.25
2.50	804,500	9.45	2.50	20,937	2.50

0.02-2.50	3,704,874	7.90	$1.22	2,060,796	$0.61

Additional information regarding stock options outstanding and exercisable at September 30, 2004 is as follows:

	Options outstanding			Options exercisable
Exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.05	52,500	5.53	$0.05	52,500	$0.05
0.07	220,000	5.97	0.07	213,750	0.07
0.40	238,188	6.60	0.40	201,091	0.40
1.50	88,125	7.20	1.50	62,811	1.50
2.00	567,500	7.71	2.00	306,685	2.00
2.20	1,465,000	9.73	2.20	79,000	2.20
2.25	252,750	7.85	2.25	138,357	2.25
2.50	779,500	8.71	2.50	250,182	2.50

0.05-2.50	3,663,563	8.52	$1.94	1,304,376	$1.47

(13)    Common Stock

Common Stock Reserved for Future Issuance

The following table sets forth the shares of common stock reserved for future issuance:

	December 31, 2003	September 30, 2004
1999 Stock Plan	4,278,458	3,852,867
Conversion of redeemable convertible preferred stock, Series A	4,000,000	4,000,000
Conversion of redeemable convertible preferred stock, Series B	2,922,688	2,787,688
Warrants	666,668	—

	11,867,814	10,640,555

HouseValues, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information for the nine months ended September 30, 2003 is unaudited)

Adopting Amended and Restated Articles of Incorporation

In August 2004, the board of directors and shareholders approved amendments to the Company’s articles of incorporation that, upon completion of the initial public offering, will provide for an increase to the authorized capital stock to 150 million shares, including 120 million shares of common stock and 30 million shares of preferred stock; a staggered board of directors; removal of directors only for cause; two-thirds shareholder approval of certain types of business transactions and the restriction of the ability of shareholders to amend the bylaws and fill board vacancies.

Adopting Amended and Restated Bylaws

In August 2004, the board of directors approved amendments to the Company’s bylaws effective upon completion of the initial public offering.

Common Dividend Declared and Paid

In 2003, the Company’s board of directors declared and paid a dividend of $0.1645 per common share outstanding. The total amount paid to common shareholders was $1,862,000.

Notes Receivable From Shareholders

In connection with the exercise of employee stock options, the Company has a $61,000 loan receivable as of September 30, 2004. The outstanding balance is for a loan made pursuant to a full recourse promissory note and stock pledge agreement. The note accrues interest at 8% compounded annually and is repayable in full on March 23, 2007 or at the time of liquidity event, such as an initial public offering, whichever occurs first.

(14)    401(k) Plan

Employees may participate in the Company’s 401(k) Plan. Participating employees may contribute a portion of their salary to the Plan up to the maximum allowed by the federal tax guidelines. The Company may make discretionary contributions to the Plan. The Company made no contributions in 2001, 2002 or 2003 or the nine months ended September 30, 2004.

(15)    Related Party Transactions

A shareholder provided the Company with legal services and served as outside counsel. Legal expenses paid to the shareholder were $68,000, $199,000, and $4,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $2,000 and $2,000 for the nine months ended September 30, 2003 and 2004, respectively, and are included in general and administrative expense.

In connection with a sale of common shares between the Company’s chairman and William Blair Capital Partners in April 2004, the Company agreed to serve as a temporary escrow agent for funds that were to be placed in permanent escrow pursuant to a separate agreement between Second Avenue Partners LLC and the Chairman of the Board. These funds, which totaled $750,000, were transferred to a permanent escrow account outside of the Company’s control on July 15, 2004.

6,250,000 Shares

Common Stock

PROSPECTUS

Credit Suisse First Boston	JPMorgan

Piper Jaffray

Thomas Weisel Partners LLC

Pacific Crest Securities

December 9, 2004